1875 K Street, NW Washington, DC 20006

202 303 1000
Fax: 202 303 2000

November 13, 2007

VIA EDGAR

Kimberly A. Browning, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        The Reserve Fund (the “Trust”) (File Nos. 2-36429; 811-2033)

Dear Ms. Browning:

In connection with comments provided in a telephone conversation with the undersigned of our firm on October 19, 2007 regarding Post-Effective Amendment No. 86 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 filed on August 27, 2007, please find attached in draft form in Appendix A, the response letter to your comments.  In addition, per your request, please find in draft form in Appendix B, the prospectus and statement of additional information and in draft form in Appendix C, exhibits for the U.S. Government II Fund and the Primary II Fund.

Any questions or comments regarding the attached appendices should be directed to the undersigned at (202) 303-2000.

Very truly yours,

/s/ David Joire

David Joire

cc:	Catherine Crowley, Esq., The Reserve Fund
Christina M. Massaro, The Reserve Fund
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Appendix A

DRAFT	1875 K Street, NW Washington, DC 20006

202 303 1000
Fax: 202 303 2000

November     , 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Reserve Fund
(File Nos. 2-36429; 811-2033)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Reserve Fund (the “Trust”) and its series, U.S. Government II Fund and Primary II Fund (the “Funds”), please find responses to comments provided by Kimberly A. Browning of the Staff of the SEC in a telephone conversation with the undersigned of our firm on October 19, 2007 regarding Post-Effective Amendment No. 86 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 filed on August 27, 2007.

For the convenience of the Staff, comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Trust.  The responses to the Staff’s comments are set out immediately under the restated comment.

Prospectus

(1)                                 Comment:         Include disclosure in the section entitled “Principal Investment Strategies” in the prospectus for the U.S. Government II Fund clarifying that the Fund will invest 80% of its net or total assets in conformity with Rule 35d-1 under the Investment Company Act of 1940.

Response:          Clarifying disclosure has been added.

(2)                                 Comment:         Move the current footnotes under the Fees & Expenses tables to after the expense example.

Response:          The footnotes have been moved.

(3)                                 Comment:         Include in the disclosure concerning the right to refuse purchases and exchanges in the section entitled “How to Buy Shares” similar disclosure that is found elsewhere in the prospectus (a) concerning how long of a time lag there is between the receipt of the order and its rejection or cancellation and (b) explaining that the cancellation or rejection of an exchange only applies to the purchase and not a sale of a security.

Response:          Disclosure has been added.

(4)                                 Comment:         In the disclosure concerning redemptions in kind in the section entitled “How to Sell Shares,” include additional disclosure indicating that a shareholder will bear market losses until a security that is provided as an in kind payment is sold.

Response:          Additional disclosure has been added.

Statement of Additional Information

(1)                                 Comment:         Include clarifying language in the fundamental policy disclosure in the section entitled concerning each Fund’s 25% concentration policy as well as their lending policy.  Specifically, clarify that the Funds cannot (a) invest 25% or more of its assets in particular industries or a group of industries except under certain enumerated circumstances and (b) make loans except through loans of portfolio securities (in an amount not to exceed 331/3% of each Fund’s total assets).

Response:          Clarifying disclosure has been added.

(2)                                 Comment:         In the section entitled “Investment Objective and Policies” provide disclosure concerning the Fund’s investment policy on investing in companies for the purpose of exercising control or management.

Response:          Disclosure has been added.

(3)                                 Comment:         In the disclosure concerning borrowing in the section entitled “Investment Strategies,” include disclosure clarifying that the Fund can pledge assets to obtain a loan and any applicable percentage limitations.

Response:          Disclosure has been added.

(3)                                 Comment:         In the disclosure concerning securities lending agreements in the section entitled “Investment Strategies,” include disclosure clarifying whether the Fund retains voting rights to the securities it may lend.  In addition, provide any applicable disclosure concerning any benefits and/or compensation a third party may receive under such agreements.

Response:          Disclosure has been added.

(4)                                 Comment:         In the disclosure concerning disclosure of portfolio holdings in the section entitled “Portfolio Transactions,” please include additional disclosure concerning (a) the oral and/or written conditions or restrictions placed on the use of portfolio information provided to

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RCMI and its affiliates in order for them to provide services to the Fund and (b) the Board’s oversight of such policies and procedures.

Response:          Additional disclosure has been added.

Part C

(1)                                 Comment:         Provide to the Staff via EDGAR correspondence the form of agreements or form of opinions or copies of the actual agreements or opinions that you will be filing as exhibits to Post-Effective Amendment No. 90 to the Trust’s Registration Statement.

Response:          The form of agreements and/or form of opinions have been provided to the Staff via EDGAR correspondence and are included as exhibits in Post-Effective Amendment No. 90.

The Trust has authorized us to represent that, with respect to the filing of Post-Effective Amendment No. 86 to the Trust’s Registration Statement with the SEC and reviewed by the Staff, it acknowledges that:

a)              the Trust is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)             Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)              the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1000 or Rose F. DiMartino at (212) 728-8000.

Very truly yours,

David Joire

cc:	Kimberly A. Browning, Esq., Division of Investment Management, SEC
Catherine Crowley, Esq., The Reserve Fund
Christina M. Massaro, The Reserve Fund
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

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Appendix B

As filed with the Securities and Exchange Commission on November 16, 2007

Registration Statement Nos. 2-36429

811-2033

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.       ☐

Post-Effective Amendment No. 90 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 60
(Check appropriate box or boxes.)

THE RESERVE FUND
(Exact Name of Registrant as Specified in Charter)

1250 BROADWAY, NEW YORK, NY
10001-3701
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 401-5500

Christina M. Massaro
The Reserve
1250 Broadway
New York, NY 10001-3701
(Name and Address of Agent for Service)

Approximate date of Proposed Public Offering:

It is proposed that this filing will become effective (check appropriate box)

☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	on (date) pursuant to paragraph (a)(1)
☐	75 days after filing pursuant to paragraph (a)(2)
☐	on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective data for a previously filed post-effective amendment.

DRAFT

THE RESERVE
A Tradition of Financial InnovationSM

U.S. GOVERNMENT II FUND

of The Reserve Fund

PROSPECTUS

November 16, 2007

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offence.

Eliminate Mail Clutter

and Save Natural Resources!

Sign up for Reserve eDelivery at

www.TheR.com/edelivery

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table of contents

about the fund	2
Investment Objectives	2
Principal Investment Strategies	2
Principal Risks	3
Performance	4
Fees & Expenses	4
Fund Management	5

your account	6
How to Buy Shares	6
How to Sell Shares	9
Frequent Purchases and Redemptions	11

shareholder services	11
dividends & taxes	12
financial highlights	14

questions?

Shareholders should direct their inquiries to the firm from which they received this Prospectus or to The Reserve.

The Reserve

1250 Broadway

New York, NY 10001-3701

800-637-1700 (telephone)

212-401-5930 (facsimile)

customerservice@TheR.com

or visit our website at www.TheR.com

It Pays to Keep Money in Reserve®

i

about the fund

Investment Objectives

The investment objective of the U.S. Government II Fund is to seek as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies

The U.S. Government II Fund is a money market fund designed as a convenient alternative to the direct investment of temporary cash balances in short-term instruments. The U.S. Government II Fund seeks to employ idle cash at yields competitive with yields of other comparable short-term investments, and to reduce or eliminate the mechanical problems of direct investment, such as scheduling maturities and reinvestment, as well as evaluating the credit of issuers, investing in round lots, and safeguarding the receipt and delivery of securities.

The U.S. Government II Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government securities and repurchase agreements supported by such investments directly and/or through the U.S. Government Fund, another series of The Reserve Fund, and may invest 20% of its net assets directly in a portfolio of short-term securities. The U.S. Government II Fund may invest up to 100% of its net assets in shares of the U.S. Government Fund. The U.S. Government Fund’s investment objective is identical to the U.S. Government II Fund’s investment objective. The descriptions of the U.S. Government II Fund’s investment strategies, investment risks, and tax considerations, and the references to the “Fund” in that regard, denote the direct investments of the U.S. Government II Fund and the investments of the U.S. Government Fund.

The Fund invests only in short-term securities and seeks to maintain a stable $1.00 share price.

•                  Short-term securities – securities with maturities of not more than 762 days (25 months) for securities issued or guaranteed by the U.S. Government, as to principal and interest, and 397 days (13 months) for other securities.

The investment adviser to the Fund monitors a range of economic and financial factors.  Based on this analysis, the assets of the Fund are invested in a mix of U.S. dollar-denominated money market securities that are intended to provide as high a yield as possible without violating the Fund’s credit quality and maturity policies or jeopardizing the stability of its share price.  The average maturity of the Fund’s securities portfolio will not be more than 90 days.

•                  Money market securities – short-term securities that conform to the duration and credit quality standards of Rule 2a-7 under the Investment Company Act of 1940, as amended.

The Fund seeks to attain its objective by investing exclusively in U.S. government securities and repurchase agreements supported by such investments.

•      U.S. government securities – securities issued by the government of the United States, its agencies and instrumentalities.

•                  Repurchase agreements (REPOs) – Under a repurchase agreement, the seller agrees to repurchase a security at a mutually agreed-upon time and price.  This results in a fixed rate of return insulated from market fluctuations during such period.

Repurchase Agreements.  The Fund may invest in repurchase agreements but will limit them to those banks and securities dealers who are deemed creditworthy pursuant to guidelines adopted

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by the Trustees.  Securities subject to repurchase agreements will be segregated and will be monitored to ensure that the market value of the securities plus any accrued interest will at least equal the repurchase price.

Credit Quality.  The Fund may invest in securities rated in one of the two highest short-term ratings, generally by two of the nationally recognized statistical rating organizations.  Securities that are not rated may also be purchased provided the investment adviser determines them to be of comparable quality pursuant to guidelines established by the Trustees.

Maturity.  The average maturity of the Fund’s securities portfolio will not be more than 90 days.  In addition, the Fund will not purchase securities with maturities of more than 762 days (25 months) for securities issued or guaranteed by the U.S. Government, as to principal and interest, or 397 days (13 months) for other securities.  The Fund will not invest more than 10% of the value of its net assets in floating or variable rate demand bonds for which there is no secondary market if the demand feature on such municipal obligations requires more than seven (7) days’ notice.

Disclosure of Portfolio Holdings.  A description of the Fund’s policies and procedures with respect to the disclosure of portfolio holdings is available in the Statement of Additional Information.

Principal Risks

The U.S. Government II Fund is a money market mutual fund that seeks to maintain a $1.00 price per share.  An investment in the Fund is not insured or guaranteed by the U.S. government, FDIC or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.  The Fund has maintained a constant share price since inception, and will strive to continue to do so.  The value of the Fund’s net assets may change based on changes in market, economic, political and financial developments.  The following factors could reduce the income or capital gains received on the Fund’s portfolio and therefore the Fund’s yield:

•                                          Interest Rate Risk.  Most of the Fund’s performance depends on interest rates, and when interest rates fall, the Fund’s yields will typically fall as well.  When interest rates go up, the value of an investment in debt securities generally goes down.  When interest rates are rising, the value of long-term debt securities generally goes down more than the value of the short term securities in which the Fund invests.  In addition, as investments mature, the proceeds may be reinvested at rates that are lower than levels previously earned.

•                                          Credit Quality Risk.  Overall, a decline in the credit quality of an issuer, or of the provider of a credit support or maturity-shortening structure for a security, can cause the value of a money-market security to decrease.

•                                          Returns.  Because money market funds may only invest in securities with a lower level of risk, over time they may produce lower returns than investments in stocks or bonds, which entail higher levels of risk.

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•                                          Suitability.  Different investors have different investment goals.  Investments in money market funds provide greater security and liquidity than other types of investments but do not usually offer as high a rate of return.  The Fund is not intended to be a balanced investment program.  The Fund is intended to provide professional management for your cash and a convenient way to gain interest income as part of a diversified portfolio.

The Fund is also subject to the risks associated with the types of securities held:

•                                          Repurchase Agreement Risk.  Repurchase agreements involve the risk that the other party may default on its obligations, which may cause delays, losses and restrictions on the Fund’s ability to dispose of the underlying securities.

•                                          Reverse Repurchase Agreement Risk.  Reverse repurchase agreements involve the risk that the market value of the securities may be lower than the price at which the Fund has agreed to repurchase them, or that the other party may fail to return the securities at the agreed time.  If the Fund is not able to recover the securities and the value of the collateral held by the Fund is less than the value of the securities, the Fund may experience a loss.

Performance

The Class Institutional shares are a new class of shares offered by U.S. Government II Fund.  No performance information is included since, as of the date of this Prospectus, the Fund has not yet completed a full calendar year of operations.

For the Fund’s current yields, call toll-free 800-637-1700 or visit our website at www.TheR.com.

Fees & Expenses

The U.S. Government II Fund offers one class of shares, Class Institutional, designed for institutional investors.

You may pay the fees and expenses described in the table below if you buy and hold U.S. Government II Fund shares. Since the U.S. Government II Fund may invest up to 100% of its assets in Class Institutional shares of the U.S. Government Fund, the expenses of those shares are also shown below.  As shown in the table below, the management fees of the U.S. Government II Fund are reduced by the amount of the management fees incurred at the U.S. Government Fund level.

U.S. Government II Fund

Shareholder Fees) (Fees paid directly from your investment)
Shareholder Transaction Fees(1)		0.00%
Redemption Fees(1)		0.00%
Annual Fund Operating Expenses (Expenses are deducted from Fund assets)
Management Fee(2)		0.02%
Basic Fee Rate	0.15%
Less Credit for Acquired Fund Management Fee	(0.13)%
Distribution and Service (12b-1 fee)		None
Other Expenses(3)		None
Acquired Fund (underlying fund) Fees and Expenses		0.13%
Total Annual Fund Operating Expenses		0.15%

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Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example should not be considered indicative of future investment returns and operating expenses, which may be more or less than those shown.  This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  The expenses would be the same whether you redeemed your shares at the end of each period or not.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	ONE YEAR	THREE YEARS
Class Institutional	$13.33	$41.95

(1)                                U.S. Government II Fund may charge the following fees to a limited number of shareholders depending on their particular circumstance or special services requested or provided: A monthly “Low Balance Fee” (currently $15) may be imposed on accounts (other than IRA accounts) with a monthly average account balance of less than $100,000 in which no shareholder activity has occurred for the past 12 consecutive months. A fee of $100 may be charged on redemption checks for less than $500,000. Wire redemption fees, overdraft fees or other fees for specific extra services may also be charged. These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

(2)                                U.S. Government II Fund pays a “Comprehensive Management Fee” that includes the advisory fee, all administrative and customary operating expenses of the Fund, as well as shareholder liaison services (such as responding to inquiries and providing information on investments), record keeping charges, accounting expenses, transfer agent costs, and the expenses of preparing, printing and mailing shareholder reports and prospectuses. The Comprehensive Management Fee does not include Other Expenses. The advisory fee of 0.08% of the “Comprehensive Management Fee” is the same for all share classes.

(3)                                  Other Expenses include interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust’s Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Independent Trustees, including the fees of the independent counsel of the Independent Trustees. It is estimated that these fees and expenses will be less than 0.005% for the Fund.

Fund Management

The Investment Adviser.  The investment adviser for the U.S. Government II Fund and the U.S. Government Fund is Reserve Management Company, Inc. (“RMCI”), 1250 Broadway, New York, NY 10001-3701.  RMCI has provided investment advice to investment companies within the Reserve family of funds since November 15, 1971.  As of August 31, 2007, RMCI had over $47

5

billion in assets under management.  RMCI manages both Funds, subject to policies adopted by the Trustees of the Trust, under the terms of an Investment Management Agreement with the Trust, on behalf of each Fund. The Investment Management Agreement provides that RMCI will furnish continuous investment advisory and other management and administrative services to each Fund. For its services, each Fund pays RMCI a comprehensive management fee at an annual rate of 0.15% for the Class Institutional shares of the U.S. Government II Fund and 0.13% for the Class Institutional shares of the U.S. Government Fund, based on the average daily net assets of those classes of the respective Fund’s shares. The management fee of the U.S. Government II Fund is reduced by the amount of the management fee incurred at the U.S. Government Fund level.

A discussion regarding the basis for the approval by the Board of Trustees of the Investment Management Agreement will be available in each Fund’s Semi-Annual Report to Shareholders for the period ending November 30, 2007.

The Distributor. The Fund’s distributor is Resrv Partners, Inc. (“Resrv”), 1250 Broadway, New York, NY 10001-3701.  Resrv is an affiliate of RMCI.

your account

How to Buy Shares

Share Class.  Presently, the U.S. Government II Fund offers one share class.  Class Institutional is designed for institutional investors.

How Fund Shares Are Priced.  Investors pay no sales charges to invest in the U.S. Government II Fund.  The price you pay for a share of the Fund, and the price you receive upon selling or redeeming a share of the Fund, is the Fund’s net asset value (NAV) per share for that class of shares, reduced for any applicable redemption fee.  The net asset value per share is calculated by taking the total value of assets of the share class, subtracting its liabilities, and then dividing by the number of shares of that class that are issued and outstanding.  The Fund uses the amortized cost method of valuing its securities, which is a standard calculation that does not take into account unrealized gains or losses.

Calculation of Net Asset Value.  The U.S. Government II Fund’s NAV is calculated as of its cut-off time for accepting purchase orders and redemption requests (the “cut-off time”).  The cut-off times are 8:30 a.m., 9:00 a.m., and thereafter hourly up to and including 5:00 p.m. Eastern Time.  Generally, the NAV is not calculated and purchase and redemption orders are not accepted on days that the New York Stock Exchange (“NYSE”) is closed, except for Good Friday.  The NYSE is not open for trading on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  In addition, the NAV is not calculated and orders are not accepted on Columbus Day and Veterans Day when banks are closed.  However, the NAV may be calculated and purchase and redemption orders accepted on any such day if RMCI determines it is in the shareholders’ interests to do so.  No purchase of shares will be modified or cancelled after the cut-off time set for calculating the Fund’s NAV.  The NAV for the Fund’s shares is computed by dividing the value of the net assets of the Fund by the number of outstanding shares of the Fund.  The valuation of the Fund’s portfolio securities is based upon their amortized cost and does not take into account unrealized gains or losses.  This method values a security at its

6

cost and thereafter assuming a constant amortization or accretion to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the security.  While this method provides certainty in valuation, there may be some periods during which the value of a security determined by the amortized cost method would be higher or lower than the price the Fund would receive if it sold the security.

The Trustees have established procedures designed to stabilize, to the extent reasonably possible, the Fund’s price per share as computed for the purpose of sales and redemptions at $1.00.  RMCI will report to the Trustees any deviations of more than 0.25%, from the Fund’s net asset value calculated using the amortized cost basis.  In the event the Trustees determine that a deviation exists that may result in material dilution or other unfair results to new investors or existing shareholders, the Fund will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; or establishing a net asset values per share solely by using available market quotations.  The Fund cannot guarantee that their respective net asset value will remain at $1.00 per share, although the NAV of the Fund has done so since inception.

Minimum Investments.  The minimum initial investment for Class Institutional shares is $20 million.  The minimum subsequent investment for Class Institutional shares is $1 million.  The investment minimum may be reduced or waived in certain circumstances and may be changed by the Fund at any time.

Payment for Shares.  All share purchases must be paid for in U.S. dollars.  An initial direct purchase must be accompanied by an Account Application.  We are required by law to verify your identity.  If the required information is not provided on your Account Application or cannot be verified, we may not be able to open an account or may close an account at any time.  All payments for share purchases must be made by the method noted below:

•                  By federal wire – Call The Reserve at 800-637-1700, between 8:30 a.m. and 6:00 p.m. Eastern time on any business day, or contact the firm from which you received this Prospectus, for specific instructions for purchasing shares by wire transfer.

Your order will be priced at the Fund’s NAV calculated on the day of receipt if we, or an authorized financial intermediary who has a sales agreement with the Fund’s distributor, receive your properly completed order before the cut-off time and your payment by federal wire is received on the same day, and you will earn dividends beginning on that day. If you pay for shares by check, your order will be entered and priced at the NAV calculated on the day we, or an authorized financial intermediary who has a sales agreement with the Fund’s distributor, receive your properly completed order before the cut-off time and you will earn dividends beginning on the day the check is posted to your account.  Wires that do not correctly identify the account to be credited may be returned or may delay the purchase of shares.

Purchasing Shares with Securities.  Subject to the approval of the Trust, shares of the Fund may be purchased with liquid securities that are eligible for purchase by the Fund (consistent with the Fund’s investment policies and restrictions) and that have a value that is readily ascertainable in accordance with the Trust’s valuation policies.  These transactions will be effected only if the Fund intends to retain the security in the Fund as an investment.  Assets purchased by the Fund in such a transaction will be valued in the same manner as they would be valued for purposes of pricing the Fund’s shares if such assets were included in the Fund’s assets at the time of purchase.  The Trust reserves the right to amend or terminate this practice at any time.

Share Certificates.  Share certificates are not issued by the Fund.

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Investments Through Third Parties.  Investments made through a third party such as a broker-dealer, financial institution or other financial intermediary, rather than directly with the Fund, may be subject to different policies and fees than those described here.  Banks, brokers, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.  You should consult a representative of the financial intermediary for more information.

Investments Through the Exchange Privilege.  A shareholder may exchange Fund shares for shares of the same class of other Reserve funds, on any day when the Fund’s NAV is calculated, by calling 800-637-1700.  Any new account established through an exchange will have the same privileges as the original account (provided such privileges are available).  Exchange requests must be received by the Fund’s cut-off time in order be effected at the two funds’ respective NAV’s on that day.  Exchange requests received after the cut-off time of either fund will be effected on the next day on which the funds’ NAV is calculated.

Exchanges are available by telephone, if you completed the “Redemptions and Exchanges by Telephone” information on your Account Application to authorize telephone exchanges.  Unless such authorization is withheld, the Fund will honor any telephone requests that the Fund deems to be valid.  To reduce the risk of unauthorized or fraudulent instructions, all telephone exchange requests will be recorded.  The Fund may also require the use of a password or other form of personal identification.  The Fund may refuse a telephone exchange if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request.  During periods of volatile economic and market conditions, a shareholder may have difficulty making an exchange request by telephone, in which case an exchange request would have to be made in writing.

Exchanges of shares of one fund for shares of another fund are a taxable event and may result in a gain or loss for federal income tax purposes.  The exchange privilege may not be available to clients of some intermediaries, and some intermediaries may impose additional or different conditions on exchanges by their clients.

You should carefully read the current Prospectus of the fund into which you would like to exchange.  There is currently no fee for exchanges among funds in the Reserve family of funds.  The Fund may change or discontinue the exchange privilege at any time.

Right to Refuse Purchases and Exchanges.  The Fund reserves the right to refuse any purchase or exchange order for any reason. The Fund will provide notification of such a rejection or cancellation generally within one business day of the placement of the order.  Any limitation on a shareholder’s ability to exchange shares will not affect such shareholder's ability to redeem his or her shares.

Anti-Money Laundering Requirements.  The Fund is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 (the “Patriot Act”).  The Patriot Act is intended to prevent the use of the U.S. financial system in furtherance of money laundering, terrorism or other illicit activities.  Pursuant to requirements under the Patriot Act, the Fund may request information from shareholders to enable it to form a reasonable belief that it knows the true identity of its shareholders.  This information will be used to verify the identity of investors or, in some cases, the status of financial advisers; it will be used only for compliance with the requirements of the Patriot Act.  The Fund reserves the right to reject purchase orders from persons who have not

8

submitted information sufficient to allow the Fund to verify their identity.  The Fund also reserves the right to redeem any amounts in the Fund from persons whose identity it is unable to verify on a timely basis.  It is the Fund’s policy to cooperate fully with appropriate regulators in any investigations conducted with respect to potential money laundering, terrorism or other illicit activities.

How to Sell Shares

You may redeem your shares on any day that the Fund’s NAV value is calculated.  Shares will be redeemed at the next NAV determined after a redemption request, by telephone or in writing, is received by the Fund, or by an authorized financial intermediary.  Redemption requests received after the cut-off time for the calculation of the Fund’s NAV on any day will be redeemed at the NAV calculated on the next business day. Shares do not earn dividends on the day a redemption is processed, regardless of the time the order is received.

Redemption proceeds can be paid by check or wire transfer.  When redeeming recently purchased shares, please be aware that if the Fund has not yet collected payment for the shares you are selling, it will delay sending the proceeds until it has collected payment (usually not more than ten business days).  The Fund may suspend the redemption of shares for over seven days if trading is restricted on the NYSE, if an emergency is declared by the SEC or if otherwise permitted by SEC order.

A service fee of $100 may be charged an redemption checks for less than $100,000.

A wire redemption fee may be charged according to the following schedule.  Service fees may be waived under certain conditions.

Class	Fee	On Amounts Less Than
Class Institutional	$100	$500,000

The Fund assumes no responsibility for delays in the receipt of wired or mailed payments.  The Fund’s NAV is not calculated and redemption requests are not accepted on days the Federal Reserve is closed.

Telephone Requests.  If you completed the “Redemptions and Exchanges by Telephone” information on your Account Application, you may redeem your shares by calling the Fund at 800-637-1700.  Telephone redemptions will be sent to the bank or brokerage account designated on the shareholder’s Account Application.  To change your designated brokerage or bank account, contact the firm through which you purchased your Fund shares, or, if you purchased your shares directly from the Fund, send a written request to the Fund with a medallion signature guarantee.  Telephone redemptions may also be sent to your address of record provided that the Fund’s records do not indicate that it has been changed within thirty (30) days of such redemption request.  The Fund reserves the right to record telephone calls and to refuse a telephone redemption if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request.  Unless you did not sign up for telephone privileges or the Fund fails to take reasonable measures to verify the request, the Fund will not be liable for any unauthorized telephone redemption, or for any loss, cost or expense for acting upon telephone instructions.

9

Written Requests.  When making a redemption request in writing, please include your account number, the Fund name, either the dollar amount or the number of shares you want to redeem, where the proceeds are to be sent or deposited, whether the redemption is to be made by check or by wire transfer and the name(s) and signature(s) of an authorized signer.  A medallion signature guarantee will also be required for the types of redemptions listed below.

Medallion Signature Guarantees.  The following types of redemptions require written instructions and a medallion signature guarantee:

•                  the redemption is for more than $10,000 and the redemption proceeds are not being sent to the designated bank or brokerage account; or

•                  the account address has been changed within the past 30 days; or

•                  the redemption proceeds are to be sent to someone other than the account owner at the address of record.

Medallion signature guarantees are designed to protect both you and the Fund from fraud and reduce the risk of loss.  A medallion signature guarantee can be obtained from most banks, credit unions or savings associations, or from broker-dealers, national securities exchanges or clearing agencies deemed eligible by the SEC.  Notaries cannot provide medallion signature guarantees.

Redemptions Through Third Parties.  If you purchased or hold your Fund shares through a financial intermediary, you should contact a representative of the financial intermediary for information about selling your shares.  Redemptions through a financial intermediary may involve that firm’s own redemption minimums, services fees, or other requirements, which may be different from those described here.  Under certain circumstances, the Fund may assist a third party in the collection of any such fees.

Redemptions Through the Exchange Privilege.  A shareholder may exchange Fund shares for shares of the same class of other Reserve funds, on any day when the Fund’s NAV is calculated, by calling 800-637-1700.  Any new account established through an exchange will have the same privileges as the original account (provided such privileges are available).  Exchange requests must be received by the Fund’s cut-off time in order be effected at the two funds’ respective NAV’s on that day.  Exchange requests received after the cut-off time of either fund will be effected on the next day on which the funds’ NAV is calculated.

Exchanges are available by telephone if you completed the “Redemptions and Exchanges by Telephone” information on your Account Application to authorize telephone exchanges.  Unless such authorization is withheld, the Fund will honor any telephone requests that the Fund deems to be valid.  To reduce the risk of unauthorized or fraudulent instructions, all telephone exchange requests will be recorded.  The Fund may also require the use of a password or other form of personal identification.  The Fund may refuse a telephone exchange if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request.  During periods of volatile economic and market conditions, a shareholder may have difficulty making an exchange request by telephone, in which case an exchange request would have to be made in writing.

10

Exchanges of the shares of one fund for the shares of another fund are a taxable event and may result in a gain or loss for federal income tax purposes.  The exchange privilege may not be available to clients of some intermediaries, and some intermediaries may impose additional or different conditions on exchanges by their clients.

You should carefully read the Prospectus of the fund into which you would like to exchange.  There is currently no fee for exchanges among funds in the Reserve family of funds.  The Funds may change or discontinue the exchange privilege at any time.

Redemptions In Kind.  If the amount of a redemption request is large enough to affect the Fund’s operations (for example, if the request is greater than the lesser of $250,000 or 1% of the Fund’s net asset value), the Fund reserves the right to make payment in portfolio securities rather than in cash (“redemption in kind”), without notice.  In the event that a shareholder received an in-kind redemption of portfolio securities of the Fund, it would be the responsibility of the shareholder to dispose of the securities and he or she may incur transaction expenses in converting the securities received into cash, as well as incur taxes on any capital gains from the sale as with any redemption.  In addition, a shareholder would bear any market risk that the value of the securities would decline prior to their sale by a shareholder.

Minimum Balance Requirement.  Because of the expenses of maintaining shareholder accounts, if your account has an average monthly account balance of less than $100,000, and there has been no shareholder activity in the account for the past 12 months, the Fund may, after 30 days notice, charge a monthly Low Balance Fee (currently $15) or may redeem your shares and close the account.  No account will be charged a fee or closed if the decline in balance is due to a decrease in share price.  Some financial intermediaries may establish different minimum balances and fee amounts.

Frequent Purchases and Redemptions

The Fund is designed as an investment vehicle for short-term cash management and is intended to provide liquidity to shareholders. Purchases or sales of shares of the Fund, and exchanges between funds in the Reserve family of funds, should not be used to exploit short-term swings in the market. Frequent purchases and sales of Fund shares by investors may increase fund expenses and necessitate changes in portfolio management strategies. RMCI does not monitor or limit short-term trading activity in the Fund regardless of frequency. Accordingly, the Board has not approved any policies and procedures designed to limit this activity. However, the Fund reserves the right to and may reject or cancel a purchase or exchange order for any reason, including if, in RMCI’s opinion, there appears to be a pattern of excessive trading by an investor in other funds in the Reserve family of funds. The Fund or an authorized financial intermediary will provide notification of such a rejection or cancellation generally within one business day of the placement of the order. The Fund may not be able to determine that a specific purchase, sale or exchange is short-term or excessive, and may not be able to reject all such orders, although it is the Fund’s intention to do so. Any limitation on a shareholder’s ability to exchange shares will not affect such shareholder’s ability to redeem his or her shares.

shareholder services

Shareholder Services

The Fund offers a variety of shareholder services to make it more convenient to manage your account and to provide options to expand your investment opportunities.  For more information on any of the following services, please call us at 800-637-1700 between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day or visit our website at www.TheR.com.  The following

11

shareholder services are available to investors who hold their shares directly through The Reserve.

Reserve Easy Access.SM Easy Access is The Reserve’s 24-hour toll-free telephone service that lets shareholders use a touch-tone phone for a variety of options, which include obtaining yields, account balances and check reorders.  To use it, call 800-637-1700 and follow the instructions.

Reserve Online Access.SM You may access your account activity for the previous six months, current price information and other information through Online Access at www.TheR.com.  You must call The Reserve at 800-637-1700 to activate Online Access.

The Reserve Online Trader.SM The Reserve’s proprietary institutional cash trading system is designed to simplify clients’ liquidity and cash management needs by affording them the ability to purchase or redeem shares of The Reserve’s money market and enhanced cash products online. In doing so, clients can instantly transfer of money between accounts, viewing account histories, enter trades with real-time trade execution, and catalogue trading activity with auto e-mail trade confirmations. More information, including an online demo can be found at https://online.ther.com/institution.

Shareholder Communications.  An account statement is sent to each shareholder at least quarterly.  Shareholders are advised to retain all account statements.  Shareholders have a duty to examine their account statements and report any discrepancies to the Fund immediately.  Failure to do so could result in the shareholder suffering a loss.

Additionally, shareholders receive an Annual Report, containing audited financial statements, and an unaudited Semi-Annual Report.  Duplicate copies of shareholder communications, such as the Prospectus, Annual Report, and Semi-Annual Report, will not be sent to related accounts at a common address, unless we receive instructions to the contrary from you.  Shareholders who are clients of some Intermediaries will receive an account statement combining transactions in Fund shares with account statements covering other brokerage or mutual fund accounts.  If you would like to receive additional copies of these materials, please contact the Fund or the financial intermediary through which you purchased your Fund shares.

Special Services.  The Fund may charge shareholder accounts for specific costs incurred in processing certain shareholder requests including, but not limited to, providing copies of account statements from past periods and providing special research services.

Shareholder Service Policies.  The Fund’s policies concerning the shareholder services are subject to change from time to time.  The Fund reserves the right to increase its minimum initial investment amount and to change the minimum account size subject to a Low Balance Fee or involuntary redemption.  The Fund further reserves the right to impose service charges for other special services provided to individual shareholders including, but not limited to special research services.  These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

dividends & taxes

Dividends & Taxes

The following discussion is intended as general information only; it is not a complete analysis of the federal tax implications of an investment in the Fund.  Because each person’s tax situation is unique, you should consult your own tax adviser(s) with regard to the federal, state and local tax consequences of the purchase, ownership, exchange and redemption of Fund shares.  If you invest through a tax-deferred account, such as a retirement plan, you generally will not pay tax on dividends and distributions paid by the Fund until they are distributed from the account.  These accounts are subject to complex tax rules, and you should consult your tax adviser.  The

12

applicable tax laws affecting the Fund and its shareholders are subject to change, including retroactive change.

The Fund declares dividend distributions daily and pays them monthly.  The dividend distribution will include the net investment income and could at times include amounts of realized short-term capital gains, if any, on securities holdings and other Fund assets.  The Fund anticipates that most of their dividends will consist of ordinary income, and that capital gains, if any, will be primarily short-term capital gains.  Over the course of the year, substantially all of the Fund’s net investment income and net short-term capital gains will be declared as dividends.  Net realized long-term capital gains, if any, will be distributed by the Fund at least annually.

Distributions of any long-term capital gains earned by the Fund will be taxable to you as long-term capital gains, regardless of how long you have held your Fund shares.

All distributions are paid in the form of additional shares, unless you have requested that they be distributed to you in cash.  This request may be made on your initial Account Application or by writing to the Fund.  Distributions are taxable to you in the same manner whether you receive them in cash or reinvest them in additional Fund shares.

If you redeem Fund shares or exchange them for shares of another fund, you generally will be treated as having sold your shares and may recognize gain or loss on the transaction.  Such gain or loss will generally be capital gain or loss, if any, which will be subject to the rules on long-term capital gains and losses to the extent you have held your shares for more than one year.  Because the Fund seeks to maintain a stable $1.00 NAV, you are not likely to recognize a gain or loss on the redemption or exchange of shares.

Dividends of the Fund will generally be taxed as ordinary income, although the Fund may also distribute amounts taxable as capital gains.

After the end of each year, the Fund will provide you with information about the dividends and distributions you received.  If you do not provide the Fund with your correct taxpayer identification number and any required certifications, you may be subject to back-up withholding on your dividends, distributions and redemption proceeds.  It is the Fund’s intention to distribute substantially all of its net investment income.  At times a portion of the Fund’s daily dividend distribution may come from net realized short-term capital gains or other Fund assets.  If, for any distribution, the Fund’s net investment income and net realized short-term capital gain are less than the amount of the distribution, the differences could result in a return of capital to investors for tax purposes.  Net realized long-term capital gains, if any, will be distributed by the Fund at least annually.

13

The above discussion is applicable to shareholders who are U.S. persons.  If you are a non-U.S. person, please consult your own tax adviser with respect to the tax consequences to you of an investment in the Fund.

financial highlights

Financial Highlights

As the U.S. Government II Fund has not yet commenced operations, no financial information is available as of the date of this Prospectus.

14

PROTECTING YOUR PRIVACY AT THE RESERVE*

Protecting Customer Information: Keeping your personal information secure is important to us at The Reserve.  This Privacy Policy explains how we protect your privacy, when we collect and use information about you in order to administer your account, and the measures we take to safeguard that information.

ALL PERSONAL INFORMATION PROVIDED BY OUR CUSTOMERS IS USED EXCLUSIVELY TO ADMINISTER OUR BUSINESS AND RELATED SERVICES IN A MANNER CONSISTENT WITH ALL APPLICABLE LAWS AND REGULATIONS.  IT IS KEPT CONFIDENTIAL AND NOT SOLD TO THIRD PARTIES FOR USE IN MARKETING OR SOLICITATION.  WE MAINTAIN YOUR PERSONAL INFORMATION ACCORDING TO STRICT STANDARDS OF SECURITY AND CONFIDENTIALITY.

The Reserve requires that employees with access to confidential information not use or disclose the information except for our internal business use.  Only employees who need this information to service your accounts have access to this information.  Such employees are trained to safeguard your personal information.

Who Is Covered by Our Privacy Policy: This Privacy Policy applies to all current and former customers of The Reserve.  Customers who receive information from The Reserve through the Internet are covered by The Reserve’s Internet Security Statement, which is posted on our website at www.TheR.com.  The site also contains links to unaffiliated websites.  The Reserve is not responsible for the privacy practices or the content of such other websites.

Customers receive our Privacy Policy when they open a new account and annually thereafter.  Our current policy is available online at www.TheR.com.  You will be notified of any major change to the Privacy Policy.

Types of Information We Collect from Our Customers:

•                  Information from applications, incoming phone calls, online registrations or other forms (such as your name, address, e-mail address, social security number and income).

•                  Information about your Reserve account, account transactions (e.g., account number, spending and payment history, use of online products and services) and other transactions with The Reserve and others.

•                  Information about your creditworthiness, credit history, and information about you obtained from consumer reporting agencies or other companies we work with, and information obtained in connection with our efforts to protect against fraudulent or unauthorized use of your account(s).

•                  If you visit our website, we use software to collect anonymous data including browser types, pages visited, date of visit and time spent on our site.  With or without cookies, our

15

website keeps track of usage data, such as the source address of a page request, your IP address or domain name, the date and time of the page request, the referring website (if any) and other parameters in the URL.  We use this data to better understand website usage and to improve our website.  The information is stored in log files and is used for aggregated and statistical reporting.  This log information is not linked to personally identifiable information gathered elsewhere on the site.  Please refer to our Internet Security Statement found on our website at www.TheR.com for more information.

•                  If you utilize The Reserve’s online services, we retain your user ID and password and information about your use of our website so that we can recognize you as a registered user of a Reserve online service and personalize your online session.

Use of Information: When we collect personal information from you, we will reference this policy or otherwise explain to you how we intend to use the information.  We use personal information in ways compatible with the purposes for which we originally requested it.  We limit the collection and use of personal information to what is necessary to administer our business.  The Reserve shares personal information about you to give you superior customer service, provide convenient access to our services and make a wider range of products available to you.  We share this information in the following ways:

•                  Legal and Routine Business Reasons.  The Reserve may disclose personal information as required by law.  We do reserve the right to disclose personal information in limited circumstances where we believe in good faith that disclosure is required under law, to cooperate with regulators or law enforcement authorities, to process and service your account(s), to protect against fraud, to protect the security of our records, to protect our rights or property, or upon your written request.  Personal information may be shared with third-party service providers for the sole purpose of performing services for The Reserve.  Companies we hire to provide support services must conform to our privacy standards.  They are required to keep this information confidential and not use it for any other purpose than to carry out the services they are performing for The Reserve, such as printing statements, checks, etc.

•                  Marketing Purposes.  We may also share information we have about you, as described above, with third parties hired by The Reserve to market The Reserve products and services exclusively, except for information about customers in our Cash Sweep program.

•                  Sharing Information within The Reserve.  The Reserve and its affiliated companies offer a selection of financial products and services.  We may share information we have about you, as described above, among these entities.  Some of the benefits to you include improved customer service and responsiveness and detection of unusual behavior to help prevent unauthorized transactions or fraud.

Questions: If you have any questions, please call our Institutional Sales Department between the hours of 8:00a.m. and 5:00p.m. Eastern Time or send a letter to The Reserve, Attn: Administrative Department, 1250 Broadway, New York, NY 10001-3701.

16

We constantly evaluate our procedures to protect personal information and make every effort to keep your personal information accurate and current.  If you identify any error in your personal information or need to change that information, please contact us and we will update our records.  If you have any questions, please contact us by e-mail at customerservice@TheR.com or call us at 800-637-1700 and press “0”.

Options relating to disclosure of personal information: We will not contact you regarding additional Reserve products or services, and we will not provide personal information to any third parties for this purpose, if you instruct us not to do so.  To give us such instructions, please e-mail us at customerservice@TheR.com or call us at 800-637-1700 and press “0”.  If you choose this option, we will continue to contact you from time to time to notify you of changes or updates to your account, to our services or to our website.

Ways you can protect your privacy:

Here are some measures to take to help prevent theft of your identity:

•                  Do not share your account information, including personal or secret codes or passwords, with others.

•                  Never provide confidential information to unknown callers.

•                  Protect your account records including all statements and receipts.

•                  Use a secure browser when doing business on the Internet, and exit online applications when finished.

If you believe you may be a victim of identity theft, you should:

•                  Contact The Reserve customer service immediately.

•                  Report the theft to each of these credit reporting agencies: Experian - 888-397-3742; Equifax - 800-525-6285 and TransUnion - 800-680-7289.

•                  File a police report in your local jurisdiction; retain the report number and name of the officer with whom you filed the report.

•                  Contact the Federal Trade Commission’s Identity Theft Hotline at 877-IDTHEFT to file a complaint or go to www.consumer.gov/idtheft.

*                 All references in this notice to “The Reserve” or “Reserve” include the Reserve family of funds, Reserve Management Corporation, Reserve Management Company, Inc., or Resrv Partners, Inc., member FINRA.

This Prospectus contains the information about the Fund that a prospective investor should know before investing.

17

The Statement of Additional Information (“SAI”) contains additional and more detailed information , and is incorporated by reference into this Prospectus.  The Fund’s Annual and Semi-Annual Reports list the Fund’s holdings, describe Fund performance, and include other information about the Fund’s investments.  You may obtain these documents without charge, make inquiries or request other information  by calling The Reserve toll free at 800-637-1700.  You may also download these documents and the SAI from the Fund’s website at www.TheR.com, or by writing to The Reserve, 1250 Broadway, New York, NY 10001-3701.

Information about the Fund (including the SAI) can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  For information on the operation of the public reference room, call 202-551-8090.  Reports and other information  are also available on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may be obtained, after paying a duplicating fee, at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

Investors are advised to read and retain this Prospectus for future reference.

The Reserve
A Tradition of Financial InnovationSM

1250 Broadway, New York, NY 10001-3701
212-401-5500

General Information and 24-Hour Yield and Balance Information
800-637-1700 • www.TheR.com

Distributor – Resrv Partners, Inc.
RF/G2 11/07

Investment Company File Number: 811-2033
©The Reserve Fund

18

Draft

THE RESERVE
A Tradition of Financial InnovationSM

PRIMARY II FUND

of The Reserve Fund

PROSPECTUS

November 16, 2007

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offence.

Eliminate Mail Clutter

and Save Natural Resources!

Sign up for Reserve eDelivery at

www.TheR.com/edelivery

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2

table of contents

about the fund	5
Investment Objectives	5
Principal Investment Strategies	5
Principal Risks	7
Performance	8
Fees & Expenses	9
Fund Management	10

your account	10
How to Buy Shares	10
How to Sell Shares	13
Frequent Purchases and Redemptions	16

shareholder services	16

dividends & taxes	17

financial highlights	18

3

questions?

Shareholders should direct their inquiries to the firm from which they received this Prospectus or to The Reserve.

The Reserve

1250 Broadway

New York, NY 10001-3701

800-637-1700 (telephone)

212-401-5930 (facsimile)

customerservice@TheR.com

or visit our website at www.TheR.com

It Pays to Keep Money in Reserve®

4

about the fund

Investment Objectives

The investment objective of the Primary II Fund is to seek as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies

The Primary II Fund is a money market fund designed as a convenient alternative to the direct investment of temporary cash balances in short-term instruments. The Primary II Fund seeks to employ idle cash at yields competitive with yields of other comparable short-term investments, and to reduce or eliminate the mechanical problems of direct investment, such as scheduling maturities and reinvestment, as well as evaluating the credit of issuers, investing in round lots, and safeguarding the receipt and delivery of securities.

The Primary II Fund may invest up to 100% of its assets in shares of the Primary Fund, another series of The Reserve Fund, as well as directly in a portfolio of short-term securities. The Primary Fund’s investment objective is identical to the Primary II Fund’s investment objective. The descriptions of the Primary II Fund’s investment strategies, investment risks, and tax considerations, and the references to the “Fund” in that regard, denote the direct investments of the Primary II Fund and the investments of the Primary Fund.

The Fund invests only in short-term securities and seeks to maintain a stable $1.00 share price.

•                  Short-term securities – securities with maturities of not more than 762 days (25 months) for securities issued or guaranteed by the U.S. government, as to principal and interest, and 397 days (13 months) for other securities.

The investment adviser to the Fund monitors a range of economic and financial factors. Based on this analysis, the assets of the Fund are invested in a mix of U.S. dollar–denominated money market securities that are intended to provide as high a yield as possible without violating the Fund’s credit quality and maturity policies or jeopardizing the stability of its share price. The average maturity of the Fund’s securities portfolio will not be more than 90 days.

•                  Money market securities – short-term securities that conform to the duration and credit quality standards of Rule 2a-7 under the Investment Company Act of 1940, as amended.

The Fund seeks to attain its objective by investing in U.S. government securities, corporate debt obligations, asset-backed securities, obligations of domestic and foreign banks (including deposit-type obligations), instruments of comparable quality as determined by the Board of Trustees and instruments fully collateralized by such obligations.

•                  U.S. government securities – securities issued by the government of the United States, its agencies and instrumentalities.

The Fund will principally invest in debt and deposit-type obligations, such as negotiable certificates of deposit and time deposits, bankers’ acceptances and securities backed by letters of

5

credit, of U.S. banking institutions that are members of the Federal Deposit Insurance Corporation (FDIC), other U.S. banks, foreign banks, foreign branches of U.S. banks and U.S. branches of foreign banks (Eurodollar obligations and Yankeedollar obligations) located in major industrialized nations in Western Europe and other countries such as Australia and Canada, which banks have, at the time of the investment, more than $25 billion in total assets or the equivalent in other currencies; corporate debt obligations; and asset-backed securities. The Primary II Fund may invest more than 25% of its assets in bank obligations.

•                  Eurodollar obligations – dollar-denominated debt obligations issued by foreign branches or subsidiaries of U.S. banks and by foreign banks.

•                  Yankeedollar obligations – dollar-denominated debt obligations issued by U.S. branches or subsidiaries of foreign banks.

The Fund may also invest in municipal obligations. Municipal obligations include debt obligations issued to obtain funds for various public purposes, including construction of a wide range of public facilities, refunding of outstanding obligations and obtaining of funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various facilities operated for private profit.

Repurchase Agreements. The Fund may invest in repurchase agreements but will limit them to those banks and securities dealers who are deemed creditworthy pursuant to guidelines adopted by the Trustees. Securities subject to repurchase agreements will be segregated and will be monitored to ensure that the market value of the securities plus any accrued interest will at least equal the repurchase price.

•                  Repurchase agreements (REPOs) – Under a repurchase agreement, the seller agrees to repurchase a security at a mutually agreed-upon time and price. This results in a fixed rate of return insulated from market fluctuations during such period.

Credit Quality. The Fund may invest in securities rated in one of the two highest short-term ratings, generally by two of the nationally recognized statistical rating organizations. Securities that are not rated may also be purchased provided the investment adviser determines them to be of comparable quality pursuant to guidelines established by the Trustees.

Maturity. The average maturity of the Fund’s securities portfolio will not be more than 90 days. In addition, that Fund will not purchase securities with maturities of more than 762 days (25 months) for securities issued or guaranteed by the U.S. government, as to principal and interest, or 397 days (13 months) for other securities. The Fund may at times purchase municipal floating rate and variable rate demand obligations, normally having stated maturities in excess of one year, but which permit the holder to demand payment of principal and accrued interest at any time, or at specified intervals not exceeding one year, usually upon not more than seven (7) days’ notice. The Fund will not invest more than 10% of the value of its net assets in floating or variable rate demand bonds for which there is no secondary market if the demand feature on such municipal obligations requires more than seven (7) days’ notice.

6

Disclosure of Portfolio Holdings. A description of the Fund’s policies and procedures with respect to the disclosure of portfolio holdings is available in the Statement of Additional Information.

Principal Risks

An investment in the Primary II Fund is not insured or guaranteed by the U.S. government, FDIC or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The Fund has maintained a constant share price since inception, and will strive to continue to do so.

The value of the Primary II Fund’s net assets may change based on changes in market, economic, political and financial developments. The following factors could reduce the income or capital gains received on the Fund’s portfolio and therefore the Primary II Fund’s yield:

•                  Interest Rate Risk. Most of the Fund’s performance depends on interest rates, and when interest rates fall, the Fund’s yields will typically fall as well. When interest rates go up, the value of an investment in debt securities generally goes down. When interest rates are rising, the value of long-term debt securities generally goes down more than the value of the short term securities in which the Fund invests. In addition, as investments mature, the proceeds may be reinvested at rates that are lower than levels previously earned.

•                  Credit Quality Risk. Overall, a decline in the credit quality of an issuer, or of the provider of a credit support or maturity-shortening structure for a security, can cause the value of a money-market security to decrease.

•                  Returns. Because money market funds may only invest in securities with a lower level of risk, over time they may produce lower returns than investments in stocks or bonds, which entail higher levels of risk.

•                  Banking Industry Risks. The Fund is also subject to the risk associated with the banking industry, including interest rate risk, credit risk and regulatory developments risk.

•                  Suitability. Different investors have different investment goals. Investments in money market funds provide greater security and liquidity than other types of investments but do not usually offer as high a rate of return. The Fund is not intended to be a balanced investment program. The Fund is intended to provide professional management for your cash and a convenient way to gain interest income as part of a diversified portfolio.

The Fund is also subject to the risks associated with the types of securities held:

•                  Repurchase and Reverse Repurchase Agreement Risk. Repurchase agreements involve the risk that the other party may default on its obligations, which may cause delays, losses and restrictions on the Fund’s ability to dispose of the underlying securities. Reverse repurchase agreements involve the risk that the market value of the securities may be lower than the price at which the Fund has agreed to repurchase them. Reverse repurchase agreements also involve the risk that the other party may fail to return the securities at the agreed time or at

7

all. If the Fund is not able to recover the securities and the value of the collateral held by the Fund is less than the value of the securities, the Fund may experience a loss.

•      Asset-Backed Securities. Asset-backed securities that are subject to prepayment may lose more value due to changes in interest rates than would other debt securities, especially during periods when those rates are declining.

•                  Foreign Securities. Eurodollar and Yankeedollar investments involve certain risks that are different from investments in domestic obligations of U.S. banks. These risks may include unfavorable political and economic developments, possible withholding taxes, higher transaction costs, seizure of foreign deposits, currency controls or other governmental restrictions that might affect payment of principal or interest. In addition, foreign banks are not regulated by U.S. banking authorities and are generally not bound by financial reporting standards comparable to U.S. banks.

•      Municipal Securities. Municipal securities can be significantly affected by economic and political changes, as well as uncertainties in the municipal market related to taxation, legislative changes or the rights of municipal security holders.

Performance

The Class Institutional shares are a new class of shares offered by the Primary II Fund.  No performance information is included since, as of the date of this prospectus, the Class Institutional shares do not have annual returns for one calendar year.

For the Fund’s current yields, call toll-free 800-637-1700 or visit our website at www.TheR.com.

8

Fees & Expenses

You may pay the fees and expenses described in the table below if you buy and hold Primary II Fund Class Institutional shares. Since the Primary II Fund may invest up to 100% of its assets in Class Institutional shares of the Primary Fund, the expenses of those shares are also shown below.  As shown in the table below, the management fees of the Primary II Fund are reduced by the amount of the management fees incurred at the Primary Fund level.

Primary II Fund

		Class Institutional
Shareholder Fees) (Fees paid directly from your investment)
Shareholder Transaction Fees(1)		0.00%
Redemption Fees(1)		0.00%
Annual Fund Operating Expenses (Expenses are deducted from Fund assets)
Management Fee(2)		0.02%
Basic Fee Rate	0.15%
Less Credit for Acquired Fund Management Fee	(0.13)%
Distribution and Service (12b-1 fee)		None
Other Expenses(3)		None
Acquired Fund (underlying fund) Fees and Expenses		0.13%
Total Annual Fund Operating Expenses		0.15%

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Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example should not be considered indicative of future investment returns and operating expenses, which may be more or less than those shown.  This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  The expenses would be the same whether you redeemed your shares at the end of each period or not.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	ONE YEAR	THREE YEARS
Class Institutional	$13.33	$41.95

(1)                                Primary II Fund may charge the following fees to a limited number of shareholders depending on their particular circumstance or special services requested or provided: A monthly “Low Balance Fee” (currently $15) may be imposed on accounts with a monthly average account balance of less than $100,000 in which no shareholder activity has occurred for the past 12 consecutive months. A fee of $100 may be charged on redemption checks for less than $500,000. Wire redemption fees or other fees for specific extra services may also be charged. These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

(2)                                Primary II Fund pays a “Comprehensive Management Fee” that includes the advisory fee, all administrative and customary operating expenses of the Fund, as well as shareholder liaison services (such as responding to inquiries and providing information on investments), record keeping charges, accounting expenses, transfer agent costs, and the expenses of preparing, printing and mailing shareholder reports and prospectuses. The Comprehensive Management Fee does not include Other Expenses. The advisory fee of 0.08% of the “Comprehensive Management Fee” is the same for all share classes.

(3)                                Other Expenses include interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust’s Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Independent Trustees including the fees of the independent counsel of the Independent Trustees. It is estimated that these fees and expenses will be less than 0.005% for the Fund.

Fund Management

The Investment Adviser. The investment adviser for the Primary II Fund and the Primary Fund is Reserve Management Company, Inc. (“RMCI”), 1250 Broadway, New York, NY 10001-3701. RMCI has provided investment advice to investment companies within the Reserve family of funds since November 15, 1971. As of August 31, 2007, RMCI had over $47 billion in assets under management. RMCI manages both Funds, subject to policies adopted by the Trustees of the Trust, under the terms of an Investment Management Agreement with the Trust, on behalf of each Fund. The Investment Management Agreement provides that RMCI will furnish continuous investment advisory and other management and administrative services to each Fund. For its services, each Fund pays RMCI a comprehensive management fee at an annual rate of 0.15% for the Class Institutional shares of the Primary II Fund and 0.13% for the Class Institutional shares of the Primary Fund, based on the average daily net assets of those classes of the respective Fund’s shares. The management fee of the Primary II Fund is reduced by the amount of the management fee incurred at the Primary Fund level.

A discussion regarding the basis for the approval by the Board of Trustees of the Investment Management Agreement will be available in each Fund’s Semi-Annual Report to Shareholders for the period ending November 30, 2007.

The Distributor. The Fund’s distributor is Resrv Partners, Inc. (“Resrv”), 1250 Broadway, New York, NY 10001-3701. Resrv is an affiliate of RMCI.

your account

How to Buy Shares

Share Class.  The Fund offers one share class in this Prospectus.  Class Institutional is designed for institutional investors.

How Fund Shares Are Priced.  Investors pay no sales charges to invest in the Fund.  The price you pay for a share of the Fund, and the price you receive upon selling or redeeming a share of the Fund, is the Fund’s net asset value (NAV) per share for that class of shares, reduced for any applicable redemption fee.  The net asset value per share is calculated by taking the total value of

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assets of the share class, subtracting its liabilities, and then dividing by the number of shares of that class that are issued and outstanding.  The Fund uses the amortized cost method of valuing its securities, which is a standard calculation that does not take into account unrealized gains or losses.

Calculation of Net Asset Value.  The Fund’s NAV is calculated as of its cut-off time for accepting purchase orders and redemption requests (the “cut-off time”).  The cut-off times are 8:30 a.m., 9:00 a.m., and thereafter hourly up to and including 5:00 p.m. Eastern Time.  Generally, the NAV is not calculated and purchase and redemption orders are not accepted on days that the New York Stock Exchange (“NYSE”) is closed, except for Good Friday.  The NYSE is not open for trading on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  In addition, the NAV is not calculated and orders are not accepted on Columbus Day and Veterans Day when banks are closed.  However, the NAV may be calculated and purchase and redemption orders accepted on any such day if RMCI determines it is in the shareholders’ interests to do so.  No purchase of shares will be modified or cancelled after the cut-off time set for calculating the Fund’s NAV.  The NAV for the class of the Fund’s shares is computed by dividing the value of the net assets of the class by the number of outstanding shares of the class.  The valuation of the Fund’s portfolio securities is based upon their amortized cost and does not take into account unrealized gains or losses.  This method values a security at its cost and thereafter assuming a constant amortization or accretion to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the security.  While this method provides certainty in valuation, there may be some periods during which the value of a security determined by the amortized cost method would be higher or lower than the price the Fund would receive if it sold the security.

The Trustees have established procedures designed to stabilize, to the extent reasonably possible, the Fund’s price per share as computed for the purpose of sales and redemptions at $1.00.  RMCI will report to the Trustees any deviations of more than 0.25%, from the Fund’s net asset value calculated using the amortized cost basis.  In the event the Trustees determine that a deviation exists that may result in material dilution or other unfair results to new investors or existing shareholders, the Fund will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; or establishing a net asset values per share solely by using available market quotations.  The Fund cannot guarantee that their respective net asset value will remain at $1.00 per share, although the NAV of the Fund has done so since inception.

Minimum Investments.  The minimum initial investment for Class Institutional shares is $20 million.  The minimum subsequent investment for Class Institutional shares is $1 million.  The investment minimum may be reduced or waived in certain circumstances and may be changed by the Fund.

Payment for Shares.  All share purchases must be paid for in U.S. dollars.  An initial direct purchase must be accompanied by an Account Application.  We are required by law to verify your identity.  If the required information is not provided on your Account Application or cannot

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be verified, we may not be able to open an account or may close an account at any time.  All payments for share purchases must be made by the method noted below:

•      By federal wire – Call The Reserve at 888-851-7237, between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day, or contact the firm from which you received this Prospectus, for specific instructions for purchasing shares by wire transfer.

Your order will be priced at the Fund’s NAV calculated on the day of receipt if we, or an authorized financial intermediary who has a sales agreement with the Fund’s distributor, receive your properly completed order before the cut-off time and your payment by federal wire is received on the same day, and you will earn dividends beginning on that day. If you pay for shares by check, your order will be entered and priced at the NAV calculated on the day we, or an authorized financial intermediary who has a sales agreement with the Fund’s distributor, receive your properly completed order before the cut-off time and you will earn dividends beginning on the day the check is posted to your account.  Wires that do not correctly identify the account to be credited may be returned or may delay the purchase of shares.

Purchasing Shares with Securities.  Subject to the approval of the Trust, shares of the Fund may be purchased with liquid securities that are eligible for purchase by the Fund (consistent with the Fund’s investment policies and restrictions) and that have a value that is readily ascertainable in accordance with the Trust’s valuation policies.  These transactions will be effected only if the Fund intends to retain the security in the Fund as an investment.  Assets purchased by the Fund in such a transaction will be valued in the same manner as they would be valued for purposes of pricing the Fund’s shares if such assets were included in the Fund’s assets at the time of purchase.  The Trust reserves the right to amend or terminate this practice at any time.

Share Certificates.  Share certificates are not issued by the Fund.

Investments Through Third Parties.  Investments made through a third party such as a broker-dealer, financial institution or other financial intermediary, rather than directly with the Fund, may be subject to different policies and fees than those described here.  Banks, brokers, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.  You should consult a representative of the financial intermediary for more information.

Investments Through the Exchange Privilege.  A shareholder may exchange Fund shares for shares of the same class of other Reserve funds, on any day when the Fund’s NAV is calculated, by calling 888-851-7237.  Any new account established through an exchange will have the same privileges as the original account (provided such privileges are available).  Exchange requests must be received by the Fund’s cut-off time in order be effected at the two funds’ respective NAV’s on that day.  Exchange requests received after the cut-off time of either fund will be effected on the next day on which the funds’ NAV is calculated.

Exchanges are available by telephone, if you completed the “Redemptions and Exchanges by Telephone” information on your Account Application to authorize telephone exchanges.  Unless such authorization is withheld, the Fund will honor any telephone requests that the Fund deems to be valid.  To reduce the risk of unauthorized or fraudulent instructions, all telephone exchange requests will be recorded.  The Fund may also require the use of a password or other form of personal identification.  The Fund may refuse a telephone exchange if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request.  During periods of volatile economic and market conditions, a shareholder may have difficulty making an exchange request by telephone, in which case an exchange request would have to be made in writing.

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Exchanges of shares of one fund for shares of another fund are a taxable event and may result in a gain or loss for federal income tax purposes.  The exchange privilege may not be available to clients of some intermediaries, and some intermediaries may impose additional or different conditions on exchanges by their clients.

You should carefully read the current Prospectus of the fund into which you would like to exchange.  There is currently no fee for exchanges among funds in the Reserve family of funds.  The Fund may change or discontinue the exchange privilege at any time.

Right to Refuse Purchases and Exchanges.  The Fund reserves the right to refuse any purchase or exchange order for any reason.  The Fund will provide notification of such a rejection or cancellation generally within one business day of the placement of the order.  Any limitation on a shareholder’s ability to exchange shares will not affect such shareholder's ability to redeem his or her shares.

Anti-Money Laundering Requirements.  The Fund is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 (the “Patriot Act”).  The Patriot Act is intended to prevent the use of the U.S. financial system in furtherance of money laundering, terrorism or other illicit activities.  Pursuant to requirements under the Patriot Act, the Fund may request information from shareholders to enable it to form a reasonable belief that it knows the true identity of its shareholders.  This information will be used to verify the identity of investors or, in some cases, the status of financial advisers; it will be used only for compliance with the requirements of the Patriot Act.  The Fund reserves the right to reject purchase orders from persons who have not submitted information sufficient to allow the Fund to verify their identity.  The Fund also reserves the right to redeem any amounts in the Fund from persons whose identity it is unable to verify on a timely basis.  It is the Fund’s policy to cooperate fully with appropriate regulators in any investigations conducted with respect to potential money laundering, terrorism or other illicit activities.

How to Sell Shares

You may redeem your shares on any day that the Fund’s NAV value is calculated.  Shares will be redeemed at the next NAV determined after a redemption request, by telephone or in writing, is received by the Fund, or by an authorized financial intermediary.  Redemption requests received after the cut-off time for the calculation of the Fund’s NAV on any day will be redeemed at the NAV calculated on the next business day.  Shares do not earn dividends on the day a redemption is processed, regardless of the time the order is processed.

Redemption proceeds can be paid by check or wire transfer.  When redeeming recently purchased shares, please be aware that if the Fund has not yet collected payment for the shares you are selling, it will delay sending the proceeds until it has collected payment (usually not more than ten business days).  The Fund may suspend the redemption of shares for over seven days if trading is restricted on the NYSE, if an emergency is declared by the SEC or if otherwise permitted by SEC order.

A service fee of $100 may be charged on redemption checks for less than $100,000.

A wire redemption fee may be charged according to the following schedule.  Service fees may be waived under certain conditions.

Class	Fee	On Amounts Less Than
Class Institutional	$100	$500,000

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The Fund assumes no responsibility for delays in the receipt of wired or mailed payments.  The Fund’s NAV is not calculated and redemption requests are not accepted on days the Federal Reserve is closed.

Telephone Requests.  If you completed the “Redemptions and Exchanges by Telephone” information on your Account Application, you may redeem your shares by calling the Fund at 888-851-7237.  Telephone redemptions will be sent to the bank or brokerage account designated on the shareholder’s Account Application.  To change your designated brokerage or bank account, contact the firm through which you purchased your Fund shares, or, if you purchased your shares directly from the Fund, send a written request to the Fund with a medallion signature guarantee.  Telephone redemptions may also be sent to your address of record provided that the Fund’s records do not indicate that it has been changed within thirty (30) days of such redemption request.  The Fund reserves the right to record telephone calls and to refuse a telephone redemption if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request.  Unless you did not sign up for telephone privileges or the Fund fails to take reasonable measures to verify the request, the Fund will not be liable for any unauthorized telephone redemption, or for any loss, cost or expense for acting upon telephone instructions.

Written Requests.  When making a redemption request in writing, please include your account number, the Fund name, either the dollar amount or the number of shares you want to redeem, where the proceeds are to be sent or deposited, whether the redemption is to be made by check or by wire transfer and the name(s) and signature(s) of an authorized signer.  A medallion signature guarantee will also be required for the types of redemptions listed below.

Medallion Signature Guarantees.  The following types of redemptions require written instructions and a medallion signature guarantee:

•      the redemption is for more than $10,000 and the redemption proceeds are not being sent to the designated bank or brokerage account; or

•      the account address has been changed within the past 30 days; or

•      the redemption proceeds are to be sent to someone other than the account owner at the address of record.

Medallion signature guarantees are designed to protect both you and the Fund from fraud and reduce the risk of loss.  A medallion signature guarantee can be obtained from most banks, credit unions or savings associations, or from broker-dealers, national securities exchanges or clearing agencies deemed eligible by the SEC.  Notaries cannot provide medallion signature guarantees.

Redemptions Through Third Parties.  If you purchased or hold your Fund shares through a financial intermediary, you should contact a representative of the financial intermediary for information about selling your shares.  Redemptions through a financial intermediary may involve that firm’s own redemption minimums, services fees, or other requirements, which may

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be different from those described here.  Under certain circumstances, the Fund may assist a third party in the collection of any such fees.

Redemptions Through the Exchange Privilege.  A shareholder may exchange Fund shares for shares of the same class of other Reserve funds, on any day when the Fund’s NAV is calculated, by calling 888-851-7237.  Any new account established through an exchange will have the same privileges as the original account (provided such privileges are available).  Exchange requests must be received by the Fund’s cut-off time in order be effected at the two funds’ respective NAV’s on that day.  Exchange requests received after the cut-off time of either fund will be effected on the next day on which the funds’ NAV is calculated.

Exchanges are available by telephone if you completed the “Redemptions and Exchanges by Telephone” information on your Account Application to authorize telephone exchanges.  Unless such authorization is withheld, the Fund will honor any telephone requests that the Fund deems to be valid.  To reduce the risk of unauthorized or fraudulent instructions, all telephone exchange requests will be recorded.  The Fund may also require the use of a password or other form of personal identification.  The Fund may refuse a telephone exchange if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request.  During periods of volatile economic and market conditions, a shareholder may have difficulty making an exchange request by telephone, in which case an exchange request would have to be made in writing.

Exchanges of the shares of one fund for the shares of another fund are a taxable event and may result in a gain or loss for federal income tax purposes.  The exchange privilege may not be available to clients of some intermediaries, and some intermediaries may impose additional or different conditions on exchanges by their clients.

You should carefully read the Prospectus of the fund into which you would like to exchange.  There is currently no fee for exchanges among funds in the Reserve family of funds.  The Funds may change or discontinue the exchange privilege at any time.

Redemptions In Kind.  If the amount of a redemption request is large enough to affect the Fund’s operations (for example, if the request is greater than the lesser of $250,000 or 1% of the Fund’s net asset value), the Fund reserves the right to make payment in portfolio securities rather than in cash (“redemption in kind”), without notice.  In the event that a shareholder received an in-kind redemption of portfolio securities of the Fund, it would be the responsibility of the shareholder to dispose of the securities and he or she may incur transaction expenses in converting the securities received into cash, as well as incur taxes on any capital gains from the sale as with any redemption.  In addition, a shareholder would bear any market risk that the value of the securities would decline prior to their sale by a shareholder.

Minimum Balance Requirement.  Because of the expenses of maintaining shareholder accounts, if your account has an average monthly account balance of less than $100,000, and there has been no shareholder activity in the account for the past 12 months, the Fund may, after 30 days notice, charge a monthly Low Balance Fee (currently $15) or may redeem your shares and close the account.  No account will be charged a fee or closed if the decline in balance is due to a decrease in share price.  Some financial intermediaries may establish different minimum balances and fee amounts.

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Frequent Purchases and Redemptions

The Fund is designed as an investment vehicle for short-term cash management and is intended to provide liquidity to shareholders.  Purchases or sales of shares of the Fund, and exchanges between funds in the Reserve family of funds, should not be used to exploit short-term swings in the market.  Frequent purchases and sales of Fund shares by investors may increase fund expenses and necessitate changes in portfolio management strategies.  RMCI does not monitor or limit short-term trading activity in the Fund regardless of frequency.  Accordingly, the Board has not approved any policies and procedures designed to limit this activity.  However, the Fund reserves the right to and may reject or cancel a purchase or exchange order for any reason, including if, in RMCI’s opinion, there appears to be a pattern of excessive trading by an investor in other funds in the Reserve family of funds. The Fund or an authorized financial intermediary will provide notification of such a rejection or cancellation within one business day of the placement of the order.  The Fund may not be able to determine that a specific purchase, sale or exchange is short-term or excessive, particularly with respect to orders made through omnibus accounts or retirement plans, and may not be able to reject all such orders, although it is the Fund’s intention to do so. Any limitation on a shareholder’s ability to exchange shares will not affect such shareholder’s ability to redeem his or her shares.

shareholder services

Shareholder Services

The Fund offers a variety of shareholder services to make it more convenient to manage your account and to provide options to expand your investment opportunities.  For more information on any of the following services, please call us at 888-851-7237 between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day or visit our website at www.TheR.com.  The following shareholder services are available to investors who hold their shares directly through The Reserve. These services may not be available through financial intermediaries, who may offer different services.  If you are purchasing or if you hold your Fund shares through a financial intermediary, please consult a representative of the intermediary regarding what shareholder services are available.

Reserve Easy Access.SM Easy Access is The Reserve’s 24-hour toll-free telephone service that lets shareholders use a touch-tone phone for a variety of options, which include obtaining yields, account balances and check reorders.  To use it, call 888-851-7237 and follow the instructions.

Reserve Online Access.SM You may access your account activity for the previous six months, current price information and other information through Online Access at www.TheR.com.  You must call The Reserve at 888-851-7237 to activate Online Access.

The Reserve Online Trader.SM The Reserve’s proprietary institutional cash trading system is designed to simplify clients’ liquidity and cash management needs by affording them the ability to purchase or redeem shares of The Reserve’s money market and enhanced cash products online. In doing so, clients can instantly transfer of money between accounts, viewing account histories, enter trades with real-time trade execution, and catalogue trading activity with auto e-mail trade confirmations. More information, including an online demo, can be found at https://online.ther.com/institution.

Shareholder Communications.  An account statement is sent to each shareholder at least quarterly.  Shareholders are advised to retain all account statements.  Shareholders have a duty to examine their account statements and report any discrepancies to the Fund immediately.  Failure to do so could result in the shareholder suffering a loss.

Additionally, shareholders receive an Annual Report, containing audited financial statements, and an unaudited Semi-Annual Report.  Duplicate copies of shareholder communications, such as the Prospectus, Annual Report, and Semi-Annual Report, will not be sent to related accounts at a common address, unless we receive instructions to the contrary from you.  Shareholders who are clients of some Intermediaries will receive an account statement combining transactions in Fund shares with account statements covering other brokerage or mutual fund accounts.  If you would like to receive additional copies of these materials, please contact the Fund or the financial intermediary through which you purchased your Fund shares.

Special Services.  The Fund may charge shareholder accounts for specific costs incurred in processing certain shareholder requests including, but not limited to, providing copies of

16

shareholder checks and account statements from past periods, stop payment orders and providing special research services.

Shareholder Service Policies.  The Fund’s policies concerning the shareholder services are subject to change from time to time.  The Fund reserves the right to increase its minimum initial investment amount and to change the minimum account size subject to a Low Balance Fee or involuntary redemption.  The Fund further reserves the right to impose service charges for other special services provided to individual shareholders including, but not limited to, special research services.  These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

dividends & taxes

Dividends & Taxes

The following discussion is intended as general information only; it is not a complete analysis of the federal tax implications of an investment in the Fund. Because each person’s tax situation is unique, you should consult your own tax adviser(s) with regard to the federal, state and local tax consequences of the purchase, ownership, exchange and redemption of Fund shares. If you invest through a tax-deferred account, such as a retirement plan, you generally will not pay tax on dividends and distributions paid by the Fund until they are distributed from the account. These accounts are subject to complex tax rules, and you should consult your tax adviser. The applicable tax laws affecting the Fund and its shareholders are subject to change, including retroactive change.

The Fund declares dividend distributions daily and pays them monthly. The dividend distribution will include the net investment income and could at times include amounts of realized short-term capital gains, if any, on securities holdings and other Fund assets. The Fund anticipates that most of its dividends will consist of ordinary income, and that capital gains, if any, will be primarily short-term capital gains. Over the course of the year, substantially all of the Fund’s net investment income and net short-term capital gains will be declared as dividends. Net realized long-term capital gains, if any, will be distributed by the Fund at least annually.

Distributions of any long-term capital gains earned by the Fund will be taxable to you as long-term capital gains, regardless of how long you have held your Fund shares.

All distributions are paid in the form of additional shares, unless you have requested that they be distributed to you in cash. This request may be made on your initial Account Application or by writing to the Fund. Distributions are taxable to you in the same manner whether you receive them in cash or reinvest them in additional Fund shares.

If you redeem Fund shares or exchange them for shares of another fund, you generally will be treated as having sold your shares and may recognize gain or loss on the transaction. Such gain or loss will generally be capital gain or loss, if any, which will be subject to the rules on long-term capital gains and losses to the extent you have held your shares for more than one year. Because the Fund seeks to maintain a stable $1.00 NAV, you are not likely to recognize a gain or loss on the redemption or exchange of shares.

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Dividends of the Fund will generally be taxed as ordinary income, although the Fund may also distribute amounts taxable as capital gains.

After the end of each year, the Fund will provide you with information about the dividends and distributions you received.  If you do not provide the Fund with your correct taxpayer identification number and any required certifications, you may be subject to back-up withholding on your dividends, distributions and redemption proceeds.  It is the Fund’s intention to distribute substantially all of its net investment income.  At times a portion of the Fund’s daily dividend distribution may come from net realized short-term capital gains or other Fund assets.  If, for any distribution, the Fund’s net investment income and net realized short-term capital gain are less than the amount of the distribution, the differences could result in a return of capital to investors for tax purposes.  Net realized long-term capital gains, if any, will be distributed by the Fund at least annually.

The above discussion is applicable to shareholders who are U.S. persons.  If you are a non-U.S. person, please consult your own tax adviser with respect to the tax consequences to you of an investment in the Fund.

financial highlights

Financial Highlights

As of April 20, 2007, there were no assets in the Fund. Therefore, no financial information is available as of the date of this Prospectus.

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PROTECTING YOUR PRIVACY AT THE RESERVE*

Protecting Customer Information: Keeping your personal information secure is important to us at The Reserve.  This Privacy Policy explains how we protect your privacy, when we collect and use information about you in order to administer your account, and the measures we take to safeguard that information.

ALL PERSONAL INFORMATION PROVIDED BY OUR CUSTOMERS IS USED EXCLUSIVELY TO ADMINISTER OUR BUSINESS AND RELATED SERVICES IN A MANNER CONSISTENT WITH ALL APPLICABLE LAWS AND REGULATIONS.  IT IS KEPT CONFIDENTIAL AND NOT SOLD TO THIRD PARTIES FOR USE IN MARKETING OR SOLICITATION.  WE MAINTAIN YOUR PERSONAL INFORMATION ACCORDING TO STRICT STANDARDS OF SECURITY AND CONFIDENTIALITY.

The Reserve requires that employees with access to confidential information not use or disclose the information except for our internal business use.  Only employees who need this information to service your accounts have access to this information.  Such employees are trained to safeguard your personal information.

Who Is Covered by Our Privacy Policy: This Privacy Policy applies to all current and former customers of The Reserve.  Customers who receive information from The Reserve through the Internet are covered by The Reserve’s Internet Security Statement, which is posted on our website at www.TheR.com.  The site also contains links to unaffiliated websites.  The Reserve is not responsible for the privacy practices or the content of such other websites.

Customers receive our Privacy Policy when they open a new account and annually thereafter.  Our current policy is available online at www.TheR.com.  You will be notified of any major change to the Privacy Policy.

Types of Information We Collect from Our Customers:

•      Information from applications, incoming phone calls, online registrations or other forms (such as your name, address, e-mail address, social security number and income).

•      Information about your Reserve account, account transactions (e.g., account number, spending and payment history, use of online products and services) and other transactions with The Reserve and others.

•      Information about your creditworthiness, credit history, and information about you obtained from consumer reporting agencies or other companies we work with, and information obtained in connection with our efforts to protect against fraudulent or unauthorized use of your account(s).

•      If you visit our website, we use software to collect anonymous data including browser types, pages visited, date of visit and time spent on our site.  With or without cookies, our website keeps track of usage data, such as the source address of a page request, your IP address or domain name, the date and time of the page request, the referring website (if any)

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and other parameters in the URL.  We use this data to better understand website usage and to improve our website.  The information is stored in log files and is used for aggregated and statistical reporting.  This log information is not linked to personally identifiable information gathered elsewhere on the site.  Please refer to our Internet Security Statement found on our website at www.TheR.com for more information.

•      If you utilize The Reserve’s online services, we retain your user ID and password and information about your use of our website so that we can recognize you as a registered user of a Reserve online service and personalize your online session.

Use of Information: When we collect personal information from you, we will reference this policy or otherwise explain to you how we intend to use the information.  We use personal information in ways compatible with the purposes for which we originally requested it.  We limit the collection and use of personal information to what is necessary to administer our business.  The Reserve shares personal information about you to give you superior customer service, provide convenient access to our services and make a wider range of products available to you.  We share this information in the following ways:

•      Legal and Routine Business Reasons.  The Reserve may disclose personal information as required by law.  We do reserve the right to disclose personal information in limited circumstances where we believe in good faith that disclosure is required under law, to cooperate with regulators or law enforcement authorities, to process and service your account(s), to protect against fraud, to protect the security of our records, to protect our rights or property, or upon your written request.  Personal information may be shared with third-party service providers for the sole purpose of performing services for The Reserve.  Companies we hire to provide support services must conform to our privacy standards.  They are required to keep this information confidential and not use it for any other purpose than to carry out the services they are performing for The Reserve, such as printing statements, checks, etc.

•      Marketing Purposes.  We may also share information we have about you, as described above, with third parties hired by The Reserve to market The Reserve products and services exclusively, except for information about customers in our Cash Sweep program.

•      Sharing Information within The Reserve.  The Reserve and its affiliated companies offer a selection of financial products and services.  We may share information we have about you, as described above, among these entities.  Some of the benefits to you include improved customer service and responsiveness and detection of unusual behavior to help prevent unauthorized transactions or fraud.

Questions: If you have any questions, please call our Institutional Sales Department between the hours of 8:00a.m. and 5:00p.m. Eastern Time or send a letter to The Reserve, Attn: Administrative Department, 1250 Broadway, New York, NY 10001-3701.

We constantly evaluate our procedures to protect personal information and make every effort to keep your personal information accurate and current.  If you identify any error in your personal information or need to change that information, please contact us and we will update our

21

records.  If you have any questions, please contact us by e-mail at customerservice@TheR.com or call us at 800-637-1700 and press “0”.

Options relating to disclosure of personal information: We will not contact you regarding additional Reserve products or services, and we will not provide personal information to any third parties for this purpose, if you instruct us not to do so.  To give us such instructions, please e-mail us at customerservice@TheR.com or call us at 800-637-1700 and press “0”.  If you choose this option, we will continue to contact you from time to time to notify you of changes or updates to your account, to our services or to our website.

Ways you can protect your privacy:

Here are some measures to take to help prevent theft of your identity:

•      Do not share your account information, including personal or secret codes or passwords, with others.

•      Never provide confidential information to unknown callers.

•      Protect your account records including all statements and receipts.

•      Use a secure browser when doing business on the Internet, and exit online applications when finished.

If you believe you may be a victim of identity theft, you should:

•      Contact The Reserve customer service immediately.

•      Report the theft to each of these credit reporting agencies: Experian - 888-397-3742; Equifax - 800-525-6285 and TransUnion - 800-680-7289.

•      File a police report in your local jurisdiction; retain the report number and name of the officer with whom you filed the report.

•      Contact the Federal Trade Commission’s Identity Theft Hotline at 877-IDTHEFT to file a complaint or go to www.consumer.gov/idtheft.

*      All references in this notice to “The Reserve” or “Reserve” include the Reserve family of funds, Reserve Management Corporation, Reserve Management Company, Inc., or Resrv Partners, Inc., member FINRA.

22

This Prospectus contains the information about the Fund that a prospective investor should know before investing.

The Statement of Additional Information (“SAI”) contains additional and more detailed information, and is incorporated by reference into this Prospectus.  The Fund’s Annual and Semi-Annual Reports list the Fund’s holdings, describe Fund performance, and include other information about the Fund’s investments.  You may obtain these documents without charge, make inquiries or request other information  by calling The Reserve toll free at 800-637-1700.  You may also download these documents and the SAI from the Fund’s website at www.TheR.com, or by writing to The Reserve, 1250 Broadway, New York, NY 10001-3701.

Information about the Fund (including the SAI) can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  For information on the operation of the public reference room, call 202-551-8090.  Reports and other information  are also available on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may be obtained, after paying a duplicating fee, at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

Investors are advised to read and retain this Prospectus for future reference.

The Reserve
A Tradition of Financial InnovationSM

1250 Broadway, New York, NY 10001-3701
212-401-5500

General Information and 24-Hour Yield and Balance Information
800-637-1700 • www.TheR.com

Distributor – Resrv Partners, Inc.
RF/P2 11/07

Investment Company File Number: 811-2033
©The Reserve Fund

23

Draft

STATEMENT OF ADDITIONAL INFORMATION

U.S. GOVERNMENT II FUND

OF

THE RESERVE FUND

1250 Broadway, New York, N.Y. 10001-3701
212-401-5500 or 800-637-1700

24-Hour Yield And Balance Information
Nationwide 800-637-1700 - www.TheR.com

The Reserve Fund (the “Trust”) was organized on February 1, 1970 as a Maryland corporation and re-organized on October 28, 1986 as a Massachusetts business trust.  The Trust is an open-end, management investment company, registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940 (the “Investment Company Act”).  This Statement of Additional Information (“SAI”) pertains to the U.S. Government II Fund, a series of the Trust (the “Fund”).  At the date of this SAI, the Reserve Fund had five series authorized.  As of the date of this SAI, U.S. Government II Fund is authorized to issue Class Institutional shares as well as Classes RA, RB, RC, RD, RF, RG, RH RI and RJ.  Additional series and classes may be added by the Board of Trustees of the Trust (the “Trustees”) without a shareholder vote. The U.S. Government II Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government securities and repurchase agreements supported by such investments directly and/or through the U.S. Government Fund, another series of The Reserve Fund, and may invest 20% of its net assets directly in a portfolio of short-term securities. The U.S. Government II Fund may invest up to 100% of its net assets in shares of the U.S. Government Fund.  The U.S. Government Fund’s investment objective is identical to the U.S. Government II Fund’s investment objective. The descriptions of the U.S. Government II Fund’s investment strategies, investment risks, and tax considerations, and the references to the “Fund” in that regard, denote the direct investments of the U.S. Government II Fund and the investments of the U.S. Government Fund.

This SAI is not a prospectus, and should be read in conjunction with the prospectus of the Fund dated November 16, 2007 (the “Prospectus”).  The Prospectus is incorporated by reference into this SAI, and this SAI is incorporated by reference into the Prospectus.  The U.S. Government II Fund has not been in operations for more than a calendar year and therefore does not have audited financial statements.

A copy of the Prospectus may be obtained without charge by writing to the Trust at the address shown above or calling Reserve Management Company, Inc., the Fund’s investment adviser (“RMCI” or the “Adviser”), toll free at 800-637-1700.  The SEC maintains a website (http://www.sec.gov) where you can download the SAI, the Prospectus and shareholder reports, and other information regarding the Fund.

This SAI is dated November 16, 2007.

Shares of the fund are neither guaranteed nor insured by the U.S. government, and there can be no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

1

INVESTMENT OBJECTIVE AND POLICIES

The investment objective of each Fund is to seek as high a level of current income as is consistent with preservation of capital and liquidity.  This investment objective is a fundamental policy of each Fund and may not be changed without the vote of a majority of the outstanding shares of the Fund as defined in the Investment Company Act.  There can be no assurance that a Fund will achieve its investment objective.

An investment in either Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Fundamental Policies.  The U.S. Government II Fund’s investment objective and the following fundamental investment policies may not be changed without the affirmative vote of a majority of the outstanding shares of the Fund.  A majority of the outstanding shares of the Fund means the vote of the lesser of (i) 67% or more of the shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund (a “Majority Vote”).  Under the Fund’s fundamental investment policies, the Fund may not:

(1)                            borrow money except as a temporary or emergency measure and not in an amount to exceed 5% of the market value of its total assets;

(2)                            issue senior securities except in compliance with the Investment Company Act;

(3)                            act as an underwriter with respect to the securities of others except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws;

(4)                            invest 25% or more of its total assets in any particular industry or group of industries, except to the extent that its investments may be concentrated exclusively in U.S. government securities and bank obligations or repurchase agreements secured by such obligations;

(5)                            purchase, sell or otherwise invest in real estate or commodities or commodity contracts;

(6)                            make loans except:  through loans of portfolio securities (in an amount not to exceed 33 1/3% of the Fund’s total assets, including loan collateral), acquisition of securities consistent with its objective and policies and as otherwise permitted by the Investment Company Act.

(7)                            sell any security short or write, sell or purchase any futures contract or put or call option; and

(8)                            make investments on a margin.

Although the Fund has determined to be a non-diversified investment company, in fact, like all money market funds, the Fund operates as a diversified investment company, and will continue to do so. Under Section 5(b) of the Investment Company Act, a diversified company must have 75% of the value of its total assets in cash and cash items (including receivables), U.S. government securities, securities of other investment companies, and other securities for the

2

purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer. Any management company other than a diversified company is defined as a “non-diversified” company pursuant to Section 5(b)(2).

The Fund intends to comply with the diversification requirements of Rule 2a-7 under the Investment Company Act which generally limits a money market fund to investing no more than 5% of its total assets in securities of any one issuer, except U.S. government securities, and, if such securities are not First Tier Securities (as defined in the Rule), to not more than 1% of its total assets.

Money-market funds are also subject to the credit quality and maturity requirements of Rule 2a-7. Accordingly, the Fund may invest only in short term money market obligations, rated in one of the two highest short term ratings from a nationally recognized statistical rating organization or in the securities of other open-end investment companies with substantially the same investment objective as the Fund. The average maturity of the Fund’s securities portfolio will not be more than 90 days. In addition, the Fund will not purchase securities with maturities of more than 762 days (25 months) for securities issued or guaranteed by the U.S. Government, as to principal and interest, or 397 days (13 months) for other securities.

The Government II Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government securities and repurchase agreements supported by such investments directly and/or through the Government Fund, another series of The Reserve Fund, and may invest 20% of its net assets directly in a portfolio of short-term securities. The U.S. Government II Fund may invest up to 100% of its net assets in shares of the U.S. Government Fund.  The Government Fund’s investment objective is identical to the Government II Fund’s investment objective.

The Investment Company Act prohibits open-end funds from issuing “senior securities” other than bank borrowings that have at least 300% asset coverage. The Fund will not be considered to have issued a “senior security” by entering into reverse repurchase agreements because it will maintain liquid assets in a segregated account having a value equal to the repurchase price, including interest.

As a matter of operating policy, the Fund may not invest in companies for the purposes of exercising management or control.

MONEY MARKET INSTRUMENTS AND INVESTMENT STRATEGIES

The following section contains more detailed information about the types of instruments in which the Fund may invest, the strategies the Fund may employ, and a summary of the related risks.  A particular type of instrument or strategy will be utilized only when, in the Adviser’s opinion, the utilization will help the Fund achieve its investment objective.

MONEY MARKET INSTRUMENTS

U.S. Government Securities.  The Fund may also invest in other U.S. government securities including instruments, which are issued or guaranteed by agencies of the federal government and instrumentalities that have been established or sponsored by the U.S. government, and certain interests in the foregoing securities.  U.S. government securities include obligations such as securities issued by the Government National Mortgage Association (“GNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), the Student Loan Marketing Association (“SLMA”) and the Federal Home Loan Bank (“FHLB”), in addition to direct obligations of the U.S. Treasury.  Some obligations of agencies and instrumentalities of the U.S. government, such as GNMA, are supported by the full faith and credit of the U.S. government.  Other securities, such as obligations issued by FNMA and SLMA, are supported by the right of the issuer to borrow from the U.S. Treasury; and others, such as obligations issued by FHLB and FHLMC, are supported only by the credit of the agency or instrumentality issuing the obligation.  In the case of securities not backed by the full faith and

3

credit of the U.S., the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment.

U.S. Treasury Obligations.  The Fund may invest in obligations of or obligations guaranteed by the U.S. Treasury and backed by the full faith and credit of the U.S. government.  The U.S. Treasury Fund invests exclusively in these securities.  Generally, the U.S. Treasury Fund’s assets will be invested in direct obligations of the U.S. Treasury (such as Treasury bills, Treasury notes, and Treasury bonds).  U.S. Treasury STRIPS permit the separate ownership and trading of the interest and principal components of direct obligations of the U.S. Treasury.  These obligations may take the form of (i) obligations from which interest coupons have been stripped; (ii) the interest coupons that are stripped; or (iii) book-entries at a Federal Reserve member bank representing ownership of obligation components.

INVESTMENT STRATEGIES

The Fund may also employ the following investment strategies:

Repurchase Agreements.  The Fund may invest in securities pursuant to repurchase agreements (“REPOs”).  Under such agreements, the Fund purchases and simultaneously contracts to resell securities at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement.  This results in a fixed rate of return insulated from market fluctuations during such period.  The Fund will limit REPOs to those financial institutions and securities dealers who are deemed credit worthy pursuant to guidelines established by the Fund’s Trustees.  To reduce the risk of incurring a loss on a REPO, the Fund will follow procedures intended to provide that all REPOs are at least 100% collateralized as to principal and interest and market-to-market daily.  The Fund will require the seller to provide additional collateral if the market value of the securities falls below the repurchase price at any time during the term of the repurchase agreement.  The Fund will make payment for such instruments only upon their physical delivery to, or evidence of their book-entry transfer to, the Fund’s account at its Custodian.

A REPO may be construed to be a collateralized loan by the purchaser to the seller secured by the securities transferred to the purchaser.  In general, for federal income tax purposes, repurchase agreements are treated as collateralized loans secured by the securities “sold”.  Therefore, amounts earned under such agreements, even if the underlying securities are tax-exempt securities, will not be considered tax-exempt interest.

REPOs could involve risks in the event of a default of the REPO counter-party to the agreement, including possible delays, losses or restrictions upon the Fund’s ability to dispose of the underlying securities.  In the event of a default by the seller under a repurchase agreement construed to be a collateralized loan, the underlying securities are not owned by the Fund but only constitute collateral for the seller’s obligation to pay the repurchase price.  Therefore, the Fund may suffer time delays and incur costs or possible losses in connection with the disposition of the collateral.  In the event of a default, instead of the contractual fixed rate of return, the rate of return would be dependent upon intervening fluctuations of the market value of the security and the accrued interest on the security.  The Fund would have rights against the seller for breach of contract with respect to any losses arising from market fluctuations following the failure of the seller to perform.

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Reverse Repurchase Agreements.  The Fund may enter into reverse repurchase agreements (“reverse REPOs”) when it is considered advantageous, such as to cover net redemptions or to avoid a premature outright sale of its portfolio securities.  Reverse REPOs involve the sale of money market securities held by the Fund, with an agreement to repurchase the securities at an agreed-upon price, date and interest payment.  In a typical reverse REPO transaction, the seller (Fund) retains the right to receive interest and principal payments on the security, but transfers title to and possession of it to a second party in return for receiving a percentage of its value.  During the time a reverse REPO is outstanding, the Fund will maintain a segregated custodial account containing U.S. Government or other appropriate liquid securities that have a value equal to the repurchase price.  A reverse repurchase agreement involves the risk that the counterparty will fail to return the securities involved in such transactions, in which event the Fund may suffer time delays and incur costs or possible losses in connection with such transactions.  It is the Fund’s policy that entering into a reverse REPO transaction will be for temporary purposes only and, when aggregated with other borrowings, may not exceed 5% of the value of the total assets of the Fund at the time of the transaction.

Investments in Illiquid Securities.  Illiquid securities generally are any securities that cannot be disposed of promptly, in the ordinary course of business, at approximately the amount at which the Fund has valued the instruments.  The Fund may invest in illiquid securities if such investments would not exceed 10% of such Fund’s net assets.  The liquidity of the Fund’s investments is monitored under the supervision and direction of the Fund’s Trustees.  Investments currently considered illiquid include REPOs not maturing within seven days and certain restricted securities.

Borrowing.  The Fund has the authority to borrow money, including through reverse REPO transactions, for extraordinary or emergency purposes but not in an amount exceeding 5% of its total assets.  The Fund may borrow at times to meet redemption requests rather than sell portfolio securities to raise the necessary cash.  Borrowing subjects the Fund to interest costs.  Borrowing could also involve leverage if securities were purchased with the borrowed money.  To avoid this, the Fund will not purchase securities while borrowings are outstanding.  The Fund could suffer a loss in the event that there are losses on investments made with such collateral.  In the event the borrower defaults on its obligations, the Fund could suffer a loss where the market value of securities received as collateral falls below the market value of the borrowed securities.  The Fund could also experience delays and costs in gaining access to the collateral.

The Fund may pledge, hypothecate, or in any manner, transfer any security owned by the Fund as security for indebtedness, but only in accordance with the limits discussed above.

Securities Lending Agreements.  The Fund may from time to time lend securities on a short-term basis to banks, broker-dealers (but not individuals) if, after any loan, the value of the securities loaned does not exceed 25% of the value of the Fund’s assets.  The Fund will receive as collateral cash or securities issued by the U.S. government or its agencies or instrumentalities.  Under current regulations, the loan collateral must, on each business day, be at least equal to the value of the loaned securities plus accrued interest.  The Fund receives the income on the loaned securities.  Where the Fund receives securities as collateral, the Fund receives a fee for its loans from the borrower and does not receive the income on the collateral.  Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned, net of any amount rebated to the borrower.  As a result, the Fund’s yield may increase.  Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for the settlement of securities transactions.  The Fund is

5

obligated to return the collateral to the borrower at the termination of the loan.  The Fund may pay reasonable finders, custodian and administrative fees.  The Fund may employ a third party agent to implement its securities lending program and the agent will receive a fee from Fund for its services.  Loan arrangements made by the Fund will comply with all applicable regulatory requirements including the rules of the Financial Industry Regulatory Authority (“FINRA”).

The Fund could suffer a loss in the event that there are losses on investments made with such collateral.  In the event the borrower defaults on its obligations, the Fund could suffer a loss where the market value of securities received as collateral falls below the market value of the borrowed securities.  The Fund could also experience delays and costs in gaining access to the collateral.  The Fund will not have the right to vote on securities while they are being lent, but may recall securities on loan in anticipation of any important vote, when practical.

Credit Quality.  The SEC has adopted regulations that dictate the credit quality requirements for money market funds.  These require the Fund to invest exclusively in high-quality securities.  Generally, high-quality securities are securities that are rated in one of the two highest rating categories by two nationally recognized statistical rating organizations (“NRSRO”), or by one if only one NRSRO has rated the securities, or, if unrated, securities determined to be of comparable quality by the Adviser pursuant to guidelines adopted by the Trustees.  High-quality securities may be “first tier” or “second tier” securities.  First tier securities may be rated within the highest category or determined to be of comparable quality.  Money market fund shares and U.S. government securities are also first tier securities.  Second tier securities generally are rated within the second-highest category.  Should a security’s high-quality rating change after purchase by the Fund, the Adviser would take such action, including no action, determined to be in the best interest of the Fund.

RISKS OF INVESTING IN THE FUND

The principal risk factors associated with an investment in the Fund are the risk of fluctuations in short-term interest rates and the risk of default among one or more issuers of securities that comprise the Fund’s assets.

Credit Risk.  This is the risk that the issuer will not make timely payments of principal and interest.  The degree of credit risk depends on the issuer’s financial condition and on the terms of the bonds.  This risk is reduced to the extent the Fund limits its debt investments to U.S. Treasury or U.S. government securities.

Interest Rate Risk.  Interest rate risk is the risk that prices of debt securities generally increase when interest rates decline and decrease when interest rates increase.  In general, the market price of debt securities with longer maturities will go up or down more in response to changes in interest rates than the market price of shorter-term securities.  The Fund may lose money if interest rates rise sharply in a manner not anticipated by Fund management.

Temporary Defensive Positions.  The Fund will at all times as is practicable be invested in accordance with the investment objective and strategies outlined in the Prospectus and above.  However, from time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies to attempt to respond to adverse market, economic, political or other conditions.  The Fund would generally, in adopting a temporary defensive position, buy more conservative U.S. Government securities.  Further, in an

6

extreme emergency, the Fund would maintain a large percentage of uninvested cash.  If the Fund adopts a temporary defensive position, the Fund might not be able to attain its objective.

PORTFOLIO TRANSACTIONS

Portfolio Transaction Fees.  Investment transactions by the Fund are normally principal transactions at net prices.  Therefore the Fund does not normally incur brokerage commissions.  Purchases of securities from underwriters involve a commission or concession paid by the issuer to the underwriter and after—market transactions with dealers involve a spread between the bid and asked prices.

The Adviser places all orders for the purchase and sale of the Fund’s investment securities, subject to the overall supervision of the officers and the Trustees of the Fund.  In the purchase and sale of investment securities, the Adviser will seek to obtain prompt and reliable execution of orders at favorable prices and yields.  In determining the best net results, the Adviser may take into account a dealer’s operational and financial capabilities, the type of transaction involved, the dealer’s general relationship with the Adviser, and any statistical, research, or other services provided by the dealer to the Adviser.  To the extent such non-price factors are taken into account the execution price paid may be increased, but only in reasonable relation to the benefit of such non-price factors to the Fund as determined by the Adviser.  Dealers who execute investment securities transactions may also sell shares of the Fund.  However, any such sales will be neither a qualifying nor disqualifying factor in the selection of dealers.

Disclosure of Portfolio Holdings.  A complete list of the portfolio holdings of the Fund, as of the previous day if available, will be provided via facsimile by calling 800-637-1700.  This information is available to any person or entity on request.  The Fund’s Chief Investment Officer (“CIO”) may distribute or authorize the distribution of the Fund’s portfolio holdings that are not yet publicly available to RCMI’s employees and affiliates that provide services to the Fund and require this information to fulfill their contractual duties relating to the Fund.  RCMI’s employees and affiliates are subject to prohibitions regarding disclosure of, and trading on, non-public information described in their respective Code of Ethics.  The Fund may also provide publicly available portfolio holdings information to publications that rate, rank or otherwise categorize investment companies.  There are no ongoing arrangements with third parties to make available information about the Fund’s portfolio holdings that is not publicly available.  RCMI and its affiliates do not expect to disclose information about portfolio holdings that is not publicly available to individual and institutional investors, to intermediaries that distribute the Fund’s shares or to any other third party.

The Fund’s CIO is responsible for authorizing the daily release of the portfolio holdings.  Any non-publicly available disclosure made to entities other than RCMI and its affiliates will be reviewed by the Chief Compliance Officer (“CCO”) prior to any release of the portfolio holdings information.  The Board exercises oversight of the disclosure of the Fund’s portfolio holdings through the CCO’s quarterly reports to the Board on the operation and effectiveness of the portfolio holdings policy.

Security Allocation.  When orders to purchase or sell the same security on identical terms are simultaneously placed for the Fund and other investment companies managed by the Adviser, the transactions are allocated as to amount in accordance with the amount of the order placed for the Fund.  The Adviser may not always be able to purchase or sell a security on identical terms for all funds affected.

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MANAGEMENT OF THE TRUST

The Board of Trustees is responsible for the management and supervision of the Fund.  The Trustees approve all material agreements between the Fund and the Fund’s service providers.

The Board of Trustees has an Audit Committee, a Nominating Committee and a Valuation Committee.  The Audit Committee consists of Trustees who are not “interested persons” of the Fund as defined in the Investment Company Act (the “Independent Trustees”).  The Audit Committee reviews the Fund’s compliance procedures and practices, oversees its accounting and financial reporting policies and practices and oversees the quality and objectivity of its financial statements and the independent audit thereof.  The Audit Committee is comprised of Messrs. Montgoris and Artinian and Ms. Albicocco.  Mr. Montgoris and Ms. Albicocco have been determined to meet the qualifications of audit committee financial experts.  The Nominating Committee is comprised of Messrs. Montgoris and Ehlert and evaluates the qualifications of candidates and nominates individuals to serve as Independent Trustees when required.  While the Nominating Committee is solely responsible for the selection and nomination of the Independent Trustees, it may consider nominations for the office of Trustee made by Fund shareholders or by management in the same manner as it deems appropriate.  Shareholders who wish to recommend a nominee should send nominations to the Secretary of the Fund, include all appropriate biographical information and set forth the qualifications of the proposed nominee.   The Secretary of the Fund will forward all nominations received to the Nominating Committee.  The Valuation Committee, which is comprised of at least two Trustees at all times, one of whom must be an Independent Trustee, oversees the Fund’s valuation procedures.  The Audit Committee met six (6) times, the Nominating Committee and the Valuation Committee both did not meet during the fiscal year ended May 31, 2007.  The Valuation Committee is comprised of Messrs. Bent and Ehlert.

Biographical Information.  Biographical information relating to the Independent Trustees, the Officers of the Fund and the Trustee who is an “interested person” of the Fund, as defined in the Investment Company Act (the “Interested Trustee”), is set forth below.  The Trustees and the Officers of the Fund oversee five registered investment companies, with 22 portfolios, in the Reserve fund family.

Name, Address, Age	Position With the Funds	Term of Office** and Length of Service	Principal Occupations during the Last Five Years and Other Directorships

Interested Trustees

Bruce R. Bent††* Age: 70 The Reserve 1250 Broadway New York, NY 10001	Chairman, President, Treasurer and Trustee	Trustee Since Inception; Chairman since 2000 .

President of Reserve Management Company, Inc. (“RMCI”), Chairman of Reserve Management Corporation (“RMC”) and Chairman of Resrv Partners, Inc. (“RESRV”) since 2000; Chairman and Director of Reserve International Liquidity Fund Ltd. since 1990. Co-founder of The Reserve Fund (“RF”) in 1970; officer thereof since 1970.

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William E. Viklund* Age: 67 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007	Retired since 1996; Trustee of other Reserve Funds.

Independent Trustees

Edwin Ehlert, Jr. Age: 76 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since Inception	Retired; President, Premier Resources, Inc. (meeting management firm) since 1987; Trustee of other Reserve Funds.

Joseph D. Donnelly Age: 60 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Retired since 2002; Managing Director and General Counsel to the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation from 1976 to 2002; Director of Compliance for Donaldson, Lufkin and Jenrette from 1976 to 1982; Member of Pershing Executive Committee from 1986 to present); Co-chair of Pershing Credit Policy Committee from 1986 to 2002; Trustee of other Reserve Funds.

William J. Montgoris Age: 60 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since 1999	Retired since 1999; Chief Operating Officer of The Bear Stearns Companies, Inc. from 1979 to 1999; Director of Stage Stores, Inc. (retailing) since 2004; Trustee of other Reserve Funds.

Frank J. Stalzer Age: 50 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Vice President, Sales and Marketing, RAD Electronics Since 2006. Vice President and GM for Arrow/Zeus from 2004 to 2005. Vice President of Marketing for Arrow/Zeus from 2002 to 2004; Vice President of Sales for Arrow/Zeus from 2000 to 2002; Regional Vice President of Arrow/Richey from 1999 to 2000; Regional Director-East of Richey Electronics from 1996 to 1999; Trustee of other Reserve Funds.

Ronald J. Artinian Age: 59 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Executive V.P., Senior Managing Director for Smith Barney from 1989-1998; Private Investor from 1998 to Present; Trustee of other Reserve Funds, Director of First Real Estate Investment Trust of New Jersey since 1992.

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Santa Albicocco Age: 56 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Treasurer - County of Nassau, NY from 1993 to 2000; Board Member of the New York State Banking Board from 1998 to 2004; Department County Executive for Finance - County of Nassau, NY; Trustee of other Reserve Funds.

Stephen P. Zieniewicz Age: 48 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007	Chief Operating Officer - Saint Louis University Hospital from 2004 to present; Vice President Support Services - South Nassau Communities Hospital from 2001 to 2004; Trustee of other Reserve Funds.

Officers Who Are Not Trustees

Bruce R. Bent II†† Age: 41 The Reserve 1250 Broadway New York, NY 10001	Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer

Chief Operating Officer, Treasurer, Senior Vice President and Assistant Secretary of RMCI; President, Treasurer and Assistant Secretary of RMC; Treasurer, Assistant Secretary and Director of RESRV since 2000; Vice President RMC, RMCI and RESRV from 1997 to 2000.

Arthur T. Bent III†† Age: 39 The Reserve 1250 Broadway New York, NY 10001	Co-Chief Executive Officer, Senior Vice President and Assistant Secretary

Chief Operating Officer, Treasurer, Senior Vice President and Assistant Secretary of RMCI; President, Treasurer and Assistant Secretary of RMC; Treasurer, Assistant Secretary and Director of RESRV since 2000; Vice President RMC, RMCI and RESRV from 1997 to 2000.

Catherine Crowley Age: 53 The Reserve 1250 Broadway New York, NY 10001	Secretary

General Counsel, Senior Vice President and Secretary RMCI since September 2007; Senior Vice President, General Counsel and Secretary-RMC since September 2007; Senior Vice President, Associate General Counsel-J.P. Morgan Chase, October 1986-April 2004.

Patrick J. Farrell Age: 48 The Reserve 1250 Broadway New York, NY 10001	Chief Financial Officer

Chief Financial Officer of the Adviser and its affiliates since 2006. Chief Financial Officer, Treasurer and Assistant Secretary of the MainStay Funds, Eclipse Funds, and MainStay VP Funds; Principal financial Officer — McMorgan Funds; Managing Director New York Life Investment Management from 2001 to 2005.

Christina Massaro Age: 40 The Reserve 1250 Broadway New York, NY 10001	Chief Compliance Officer

Chief Compliance Officer of the Funds, RMCI and RESRV since 2005; Anti-Money Laundering Compliance Officer of RMCI and RESRV since 2006; Chief Compliance Officer from 2001 to 2005 and Anti-Money Laundering Compliance Officer from 2002 to 2005 of Maxcor Financial Inc. and Maxcor Financial Asset Management.

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* Mr. Bruce Bent and Mr. William E. Viklund are “interested persons” of the Fund as defined in Section 2(a) (19) of the Investment Company Act. Mr. Bent is an interested person due to his positions with RMC, RMCI and RESRV. Mr. William E. Viklund is considered an “interested person” of RMC due to a business transaction with RMCI.

** Each Trustee shall hold office until he resigns, is removed or until his successor is duly elected and qualified. A Trustee shall retire upon attaining the age of seventy-five (75) years, unless extended by a vote of the non-interested Trustees. Trustees need not be Shareholders. Officers hold their positions with the Trust until a successor has been duly elected and qualified.

† Mr. Bruce R. Bent also serves as an officer to a unregistered fund advised by the Investment Adviser.

†† Mr. Bruce R. Bent is the father of Mr. Bruce R. Bent II and Mr. Arthur T. Bent III.

Trustee Share Ownership.  As of December 31, 2006, the Trustees’ beneficial ownership of the equity securities of the Funds and other registered investment companies in the Reserve/Hallmark fund complex overseen by each Trustee (the “Supervised Funds”) are indicated below:

	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND*	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL SUPERVISED FUNDS

INTERESTED TRUSTEES:
Bruce R. Bent	None	Over $100,000
William E. Viklund	None	$1-$10,000
INDEPENDENT TRUSTEES:
Joseph Donnelly	None	None
Edwin Ehlert, Jr.	None	Over $100,000
William J. Montgoris	None	$50,001-$100,000
Frank Stalzer	None	$50,001-$100,000
Ronald J. Artinian	None	None
Santa Albicocco	None	None
Stephen P. Zieniewicz	None	$1-$10,000

*Each Trustee serves on the Board of five registered investment companies, which encompass a total of 22 funds.

As of September 1, 2007, neither the Independent Trustees nor any of their immediate family members owned beneficially or of record any securities of the Adviser, Resrv Partners, Inc. (“Resrv” or the “Distributor”) or an entity controlling, controlled by or under common control with the Adviser or Distributor.

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Compensation of Trustees.  The Independent Trustees are paid a fee of $3,500 for each Board meeting of the Trust that they attend in person, a fee of $1,000 for each joint telephonic meeting of the Trust that they participate in, and an annual fee of $40,000 for service to all of the trusts in the Reserve family of fund complex and reimbursement for any out-of-pocket expenses of attending meetings.  These fees and expenses are allocated among the funds in the Reserve fund complex on the basis of each fund’s relative net assets.  The Trustees do not receive any pension or retirement benefits.  The Audit Committee members receive an annual committee fee of $2,000 and a fee of $1,000 for each telephonic meeting of the Audit Committee that they participate in that is held separately from a Board meeting.  Mr. Montgoris and Ms. Albicocco receive an annual fee of $25,000 for their services as audit committee financial experts for the trusts for which they serve as such.

For the fiscal year ended May 31, 2007, the Independent Trustees received the following compensation from the Fund and Supervised Funds.  Mr. Bruce Bent does not receive compensation from any of the funds.

Name	U.S. Government Fund	U.S. Government II Fund	Compensation from all Reserve/ Hallmark Funds*

INTERESTED TRUSTEES:
Bruce R. Bent	$0	$0	$0
William E. Viklund	$4,652	$0	$43,500
INDEPENDENT TRUSTEES:
Joseph Donnelly	$6,202	$0	$58,000
Edwin Ehlert, Jr.	$6,927	$0	$64,770
William J. Montgoris	$9,571	$0	$89,500
Frank Stalzer	$6,363	$0	$59,500
Ronald J. Artinian	$4,545	$0	$42,500
Santa Albicocco	$4,652	$0	$43,500
Stephen P. Zieniewicz	$1,735	$0	$16,221

*Each Trustee serves on the Board of five registered investment companies, which encompass a total of 22 funds.

As of November 16, 2007, the Trustees and Officers, in the aggregate, owned less than 1% of any class of the Fund.

Under the Declaration of Trust, the Trustees and Officers are entitled to be indemnified by the Trust to the fullest extent permitted by law against all liabilities and expenses reasonably incurred by them in connection with any claim, suit or judgment or other liability or obligation of any kind in which they become involved by virtue of their service as a Trustee or Officer of the Trust.  Neither Mr. Bent nor the Officers (other than the Chief Compliance Officer) of the Fund receive any compensation from the Trust or the Fund.

Code of Ethics.  The Trust, its Adviser and Resrv have adopted a Code of Ethics (the “Code”), conforming to the requirements of the Investment Company Act.  The purpose of the Code is to establish guidelines and procedures to identify and prevent persons who may have knowledge of the Trust’s investments and investment intentions from breaching their fiduciary duties and to deal with other situations that may pose a conflict of interest or a potential conflict of interest.  Additionally, federal securities laws require advisers and others to adopt policies and procedures to identify and prevent the misuse of material, non-public information.  Therefore, the Trust has developed and adopted an Insider Trading Policy that applies to all employees, affiliates and subsidiaries.  Under the Code, an Access Person may only engage in personal securities transactions in accordance with the procedures and guidelines established.  The Code does not

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cover transactions in debt securities issued by the U.S. government or its agencies or instrumentalities, bankers’ acceptances, bank certificates of deposit, commercial paper or municipal bonds.

Principal Shareholders.  As of November 16, 2007, no persons or entities owned of record, or were known to own beneficially, 5% or more of any Class of the outstanding shares of the Fund.

Persons or organizations beneficially owning, either directly or through one or more controlled companies, 25% or more of the outstanding shares of a Fund may be presumed to “control” (as that term is defined in the Investment Company Act of 1940) a Fund. As a result, these persons or organizations could have the ability to approve or reject those matters submitted to the shareholders of such Fund for their approval.  As of November 16, 2007, no person or organization was a control person of any Fund.

INVESTMENT MANAGEMENT ARRANGEMENTS

RMCI, located at 1250 Broadway, New York, NY 10001-3701, serves as the investment adviser to the Trust.  Bruce R. Bent, Bruce R. Bent II and Arthur T. Bent III are each considered a “controlling person” of RMCI based on their direct and indirect securities ownership.

Investment Management Agreement.  The Trust, on behalf of the Fund, has entered into an Investment Management Agreement with the Adviser (the “Management Agreement”), which provides for a comprehensive management fee structure.  Under each Management Agreement, RMCI manages the Fund’s investments in accordance with its investment objective and policies, subject to the overall supervision of the Trustees.

Under the terms of the Management Agreements, RMCI is paid a comprehensive management fee (the “Management Fee”), which includes the advisory fee (0.08% of each Class’s average daily net assets), all administrative and customary operating expenses of the Fund, as well as shareholder liaison services (such as responding to inquiries and providing information on investments), record keeping charges, accounting expenses, transfer agent costs, and the expenses of preparing, printing and mailing shareholder reports and prospectuses.  Excluded from the definition of operating and other expenses are interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust’s Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Independent Trustees including the fees of the independent counsel of the Independent Trustees.   The Fund will pay its direct or allocated share of applicable expenses.  The Management Fee for the Class Institutional shares of the U.S. Government II Fund is paid on the average daily net assets of that class at an annual rate of 0.15%. The Management Fee for the Class Institutional shares of the U.S. Government Fund is paid on the average daily net assets of that class at an annual rate of 0.13%. The Management Fee of the U.S. Government II Fund is reduced by the amount of the Management Fee incurred at the U.S. Government Fund Level.

Each Management Agreement is renewed annually if approved by the Trustees and by a separate vote of a majority of the non-interested Trustees. The Management Agreement may be terminated without penalty upon sixty (60) days’ written notice by RMCI or by a vote of the Trustees or of a majority of the outstanding voting shares of the Fund.

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From time to time, RMCI may waive receipt of its fees and/or voluntarily assume certain expenses of the Fund that would have the effect of lowering the Fund expense ratio and increasing yield to investors at the time such amounts are assumed or waived, as the case may be.  RMCI may also make such advertising and promotional expenditures, and payments to financial intermediaries using its own resources, as it from time to time deems appropriate.  No fees were waived and/or expenses were not voluntarily assumed for U.S. Government II Fund as the Fund had not commenced operations.

DISTRIBUTION ARRANGEMENTS

Distribution Agreement.  The Trust, on behalf of each Fund, has entered into a distribution agreement with Resrv, an affiliate of RMCI (a “Distribution Agreement”) for the distribution of the Fund’s shares.  Resrv, located at 1250 Broadway, New York, NY 10001, acts as the “principal underwriter” for the Fund and as such arranges for the continuous offering of shares.  The Distributor has the right to enter into selected dealer agreements with Intermediaries of its choice for the sale of Fund shares.  Resrv’s principal business is the distribution of mutual fund shares.

In addition to the amounts paid under the Distribution Agreement, RMCI may, at its discretion, pay an Intermediary amounts from its own resources, including amounts paid to it under the Management Agreement. The rate of any additional amounts that may be paid will be based on the analysis by RMCI of the contribution that the Intermediary makes to the Fund by increasing assets under management and reducing expense ratios, the costs that the Fund might bear if such services were provided directly by the Fund or by another entity, and the possibility of assets being withdrawn from a Fund with a corresponding increase in the Fund’s expense ratio. The amounts paid, which can vary by Intermediary, can be used by the Intermediary to offset its costs associated with account maintenance support, statement preparation, and transaction processing and other shareholder support services. Amounts paid by RMCI to Intermediaries, which vary by class of shares, represent a substantial portion of the amount received by RMCI under the Management Agreement.  In addition to amounts paid by RMCI, an Intermediary may charge a fee for its services directly to its clients. To the extent Intermediaries sell more shares of the Fund or retain shares of the Fund in their clients’ accounts, RMCI and its affiliates benefit from the incremental management and other fees paid to RMCI and its affiliates by the Fund with respect to those assets.

Approval Of Distribution Arrangements.  The Distribution Agreement may be renewed from year to year, if approved by the Trustees and by a majority of the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such renewal.  All material amendments

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to the Distribution Agreement must be approved by a vote of the Trustees and of the non-interested Trustees, cast in person at a meeting called for the purpose of such vote.  The Distribution Agreement may be terminated at any time by a vote of the majority of the outstanding voting securities of the Fund, or by a vote of the non-interested Trustees.  The Distribution Agreement will terminate automatically in the event of its assignment.

OTHER SERVICE PROVIDERS

Transfer Agent.  The Trust acts as its own transfer and dividend-paying agent.

Custodian.  State Street Bank and Trust Company, 2 Avenue De Lafayette, Boston, MA 02111 is the custodian of the assets of the Fund (the “Custodian”) pursuant to a Custodian Agreement with the Trust on behalf of the Fund.

Independent Registered Public Accounting Firm.  The Audit Committee has selected KPMG LLP “KPMG”, 345 Park Avenue, New York, NY 10154 as the Trust’s independent registered public accounting firm.

HOW TO BUY AND SELL SHARES

Information relating to the calculation of net asset value and to the purchase and redemption of shares is located in the Prospectus.

SHAREHOLDER SERVICES

In addition to the information below, information on Shareholder Services is located in the Prospectus.

Report and Statements.  Shareholders receive an Annual Report containing audited financial statements and an unaudited Semi-Annual Report.  Duplicate shareholder communications, such as the Prospectus, Annual Report, and Semi-Annual Report will not be sent to related accounts at a common address, unless instructed to the contrary by you.  An account statement is sent to each shareholder at least quarterly.  Shareholders have a duty to examine their account statement(s) and report any discrepancies to The Reserve within 60 days.  Failure to do so could result in the shareholder suffering a loss.  Further, shareholders are advised to retain account statements.

Shareholder Service Policies.  The Fund’s policies concerning the shareholder services are subject to change from time to time.  The Fund reserves the right to increase their minimum investment amounts.  The Fund further reserves the right to impose service charges for other special services provided to individual shareholders including, but not limited to special research services.  These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

Inquiries.  Shareholders should direct their inquiries to the firm from which they received this Prospectus or to The Reserve, 1250 Broadway, New York, NY 10001-3701 or 800-637-1700.

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DIVIDENDS AND TAXES

The Fund ordinarily declares dividends from its daily net investment income (and net short-term capital gains, if any) on each day the Exchange and The Reserve are open for business.  The Fund’s earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day.  If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains un-cashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at NAV.  No interest will accrue on amounts represented by un-cashed distribution or redemption checks.

Taxes.  The Fund intends to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“the Code”), so long as such qualification is in the best interests of shareholders.  Such qualification relieves the Fund of any liability for federal income tax to the extent its earnings and gains, if any, are distributed in accordance with applicable provisions of the Code.  If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation subject to federal income tax, and all distributions from earnings and profits (as determined under U.S. federal income tax principles) to its shareholders will be taxable as ordinary dividend income eligible for the maximum 15% tax rate for non-corporate shareholders and the dividends-received deduction for corporate shareholders.

In order to qualify as a RIC, the Fund must, among other things: (a) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies or net income derived from interests in “qualified publicly traded partnerships” (i.e., partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends, capital gains, and other traditional permitted mutual fund income); and (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the market value of the Fund’s assets is represented by cash, securities of other regulated investment companies, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the Fund’s assets and not greater than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of its assets is invested in the securities (other than U.S. government securities or securities of other regulated investment companies) of any one issuer, any two or more issuers of which the Fund holds 20% or more of the voting securities and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships.

The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general, as if the RIC’s taxable year ended on October 31, plus certain undistributed amounts from the preceding year.  While the Fund intends to distribute its ordinary income and capital gain net income in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient

16

amounts of the Fund’s taxable income and capital gains will be distributed to avoid entirely the imposition of the tax.  In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Dividends paid by the Fund from its ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereafter as “ordinary income dividends”) will be taxable to a U.S. shareholder as ordinary income.  For taxable years beginning on or before December 31, 2010, however, a certain portion of ordinary income dividends constituting “qualified dividend income” when paid by a RIC to non-corporate shareholders may be taxable to such shareholders at long-term capital gain rates.  However, to the extent the Fund’s distributions are derived from income on debt securities and short-term capital gain, such distributions will not constitute “qualified dividend income.”  Thus, ordinary income dividends paid by the Fund generally will not be eligible for taxation at the reduced rates.  Similarly, because no portion of the Fund’s income is expected to consist of dividends paid by U.S. corporations, no portion of the dividends paid by the Fund is expected to be eligible for the corporate dividends-received deduction.  Distributions of net capital gains, if any, designated as long-term capital gain dividends are taxable to shareholders as long-term capital gains, regardless of how long the shareholder has held the Fund’s shares.  Distributions in excess of the Fund’s earnings and profits will first reduce the shareholder’s adjusted tax basis in his shares and any amount in excess of such basis will constitute capital gain to such shareholder (assuming the shares are held as a capital asset).

Ordinary income and capital gain dividends are taxable to shareholders as described even if they are reinvested in additional shares of the Fund.  Shareholders receiving distributions in the form of additional shares, rather than cash, generally will have a cost basis in each such share equal to the NAV of a share of the Fund on the reinvestment date.  If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the year in which such dividend was declared.  Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a Report as to the NAV of those shares.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss.  However, gain derived by the Fund from the disposition of any market discount bonds (i.e., bonds purchased other than at original issue, where the face value of the bonds exceeds their purchase price) held by the Fund generally will be taxed as ordinary income to the extent of the accrued market discount on the bonds, unless the Fund elects to include the market discount in income as it accrues.

In the event that the Fund fails to maintain a constant NAV per share, upon the sale or other disposition of shares of the Fund, a shareholder may realize a taxable gain or loss.  Such gain or loss will be a capital gain or loss, which, if the shares were held as capital assets, will be long-term or short-term generally depending upon the shareholder’s holding period for the shares.  A loss realized on a sale or exchange of the Fund’s shares will be disallowed if other shares of the Fund are acquired (including shares acquired pursuant to a dividend reinvestment plan) within a period of 61 days beginning 30 days before and ending 30 days after disposition of the shares.  In

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such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.  Any loss realized by a shareholder on a disposition of Fund shares held by the shareholder for six months or fewer will be treated as a long-term capital loss to the extent of any distributions of net long-term capital gains received by the shareholder with respect to such shares.

The Fund is currently required by federal law to withhold 28% of dividends and other distributions that are subject to federal income tax if (i) a correct and certified Taxpayer Identification Number (“TIN”) is not provided for your account, (ii) you fail to certify that you have not been notified by the IRS that you undereported taxable interest or dividend payments, or (iii) the Fund is notified by the IRS (or a broker) that the TIN provided is incorrect or you are otherwise subject to backup withholding.  Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding.  Backup withholding is not an additional tax.  Amounts withheld and forwarded to the IRS can be credited as a payment of tax when completing your federal income tax return.  For individual shareholders, the TIN is the shareholder’s social security number.

If a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886.  Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not exempted.  The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Dividends paid by the Fund to non-U.S. shareholders are generally subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty to the extent derived from investment income and short-term capital gains.  In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.  The withholding tax does not apply to regular dividends paid to a non-U.S. shareholder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. shareholder’s conduct of a trade or business within the United States.  Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. shareholder were a U.S. shareholder.  A non-U.S. corporation receiving effectively connected dividends may also be subject to additional “branch profits tax” imposed at a rate of 30% (or lower treaty rate).  A non-U.S. shareholder who fails to provide an IRS Form W-8BEN or other applicable form may be subject to backup withholding at the appropriate rate.

In general, United States federal withholding tax will not apply to any gain or income realized by a non-U.S. shareholder in respect of any distributions of net long-term capital gains over net short-term capital losses, exempt-interest dividends, or upon the sale or other disposition of shares of the Fund.

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For taxable years beginning before January 1, 2008, properly designated dividends are generally exempt from United States federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year).   However, depending on its circumstances, the Fund may designate all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding.  In order to qualify for this exemption from withholding, a non-U.S. shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute Form).  In the case of shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain.  Non-U.S. shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

The foregoing is a summary of certain material U.S. federal income tax considerations regarding the purchase, ownership and disposition of shares of the Fund.  This summary does not address all of the potential U.S. federal income tax consequences that may be applicable to the Fund or to all categories of investors, some of which may be subject to special tax rules.  Current and prospective shareholders are urged to consult their own tax adviser with respect to the specific federal, state, local and foreign tax consequences of investing in the Fund.  The summary is based on the laws in effect on the date of this SAI and existing judicial and administrative interpretations thereof, all of which are subject to change, possibly with retroactive effect.

PROXY VOTING

The Trustees have delegated proxy voting authority, in regard to the Fund’s portfolio securities, to RMCI.  In accordance with the requirements of Rule 206(4)-6 under the Investment Advisers Act of 1940, RMCI has adopted and implemented the proxy voting policy and procedures set forth in Appendix B to this SAI with respect to the Trust.  RMCI believes that the policy and procedures ensure that such proxies are voted in the best interests of the Funds and their shareholders, in accordance with its fiduciary duties and applicable rules and regulations.

RMCI’s proxy voting policies and procedures, as well as information about how a particular proxy was voted for the most recent 12-month period ended June 30 will be available upon request.  Please contact The Reserve, 1250 Broadway, New York, NY 10001-3701, Attn: Client Services or call 800-637-1700 to request a copy.

INFORMATION ABOUT THE TRUST

The Reserve Fund’s Declaration of Trust permits the Trust to issue an unlimited number of full and fractional shares of beneficial interest that may be issued in any number of series (funds) and/or classes.  Shares issued will be fully paid and non-assessable and will have no preemptive rights.  The shareholders of the Fund are entitled to a full vote for each full share held (and

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fractional votes for fractional shares) and have equal rights to earnings, dividends, and redemptions.  The Trustees do not intend to hold annual meetings but will call such special meetings of shareholders as may be required under the Investment Company Act or by the Declaration of Trust.

Further, the Trust is allowed to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the Fund.  If they deem it advisable and in the best interests of shareholders, the Trustees may classify or reclassify any unissued shares of the Fund by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption of the shares.  Any such changes must comply with all applicable state and federal securities laws that require that each class be preferred over all other classes in respect to assets specifically allocated to such class.  Upon liquidation of the Fund, shareholders are entitled to share, pro rata, in the net assets of their respective class Fund shares available for distribution to such shareholders.  It is possible, although considered highly unlikely in view of the method of operation of mutual funds, that should the assets of one class of shares be insufficient to satisfy its liabilities, the assets of another class could be subject to claims arising from the operations of the first class of shares.

Each share has one vote except that if a class is separately affected by a matter requiring shareholder vote, each class will vote separately on such matters.  Shares of all classes vote together for the election of Trustees and have non-cumulative voting rights, meaning that the holders of more than 50% of the shares voting for the election of Trustees could elect all Trustees if they so choose, and in such event the holders of the remaining shares could not elect any person to the Board of Trustees.  All consideration received by the Trust for shares of one of the Funds and/or classes and all assets in which such consideration is invested will belong to that Fund and/or class (subject only to rights of the creditors of the Fund) and will be subject to the liabilities related thereto.  The income attributable to, and the expenses of, one series and/or class are treated separately from those of the other series and/or class.

FINANCIAL STATEMENTS

As the U.S. Government II Fund has not yet commenced operations, no financial information is available as of the date of this SAI.

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Appendix A

CREDIT RATINGS

The following are the rating designations of certain short-term instruments and issuers and their respective meanings.

Standard & Poor’s (“S&P”) Instruments with the greatest capacity for timely payment are rated A by S&P. Issues (including commercial paper) within this category are further redefined with designations 1, 2 and 3 to indicate the relative degree of safety; A-1, the highest of the three, indicates the degree of safety regarding timely payment is strong; A-2 indicates that the capacity for timely repayment is satisfactory; A-3 indicates that capacity for timely payment is adequate, however, they are more vulnerable to the adverse changes of circumstances than obligations rated A-1 or A-2.  S&P ratings with respect to certain municipal note issues with a maturity of less than three years reflects the liquidity factors and market access risks unique to notes. SP-1, the highest note rating, indicates a strong capacity to pay principal and interest.  Issues that possess a very strong capacity to pay debt service will be given an “SP-1+” designation.  SP-2, the second highest note rating, indicates a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

Moody’s Investors Service, Inc. (“Moody’s”) employs the designations of Prime-1, Prime-2 and Prime-3 to indicate the relative capacity of the rated issuers (which includes issuers of commercial paper) to repay punctually.  Prime-1 issues have a superior capacity for repayment.  Prime-2 issues have a strong capacity for timely repayment, but to a lesser degree than Prime-1, Prime-3 issues have an acceptable capacity for repayment.

Moody’s highest rating for short-term notes is MIG1/VMIG1; MIG-1/VMIG-1 denotes “superior credit quality”, enjoying “highly reliable liquidity support” or “demonstrated broad-based access to the market for refinancing”; MIG2/VMIG2 denotes “strong credit quality” with margins of protection that are ample although not so large as MIG1/VMIG1.

Fitch Ratings (“Fitch”) employs the ratings F1 - F3 for short-term investment grade obligations (which includes commercial paper).  F1 denotes the highest credit quality.  It indicates the strongest capacity for timely payment of financial commitments.  A “+” may be appended to an F1 rating class to denote any exceptionally strong credit feature.  F2 denotes good credit quality.  It indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.  F3 denotes fair credit quality.  It indicates that the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

Fitch Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change.  These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained.  Rating Watch is typically resolved over a relatively short period.

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Fitch Individual Ratings are assigned only to banks.  ‘A’ denotes a very strong bank.  Characteristics may include outstanding profitability and balance sheet integrity, franchise, management, operating environment or prospects.  ‘B’ denotes a strong bank.  There are no major concerns regarding the bank.  Characteristics may include strong profitability and balance sheet integrity, franchise, management, operating environment or prospects.  ‘C’ denotes an adequate bank, which, however, possesses one or more troublesome aspects.  There may be some concerns regarding its profitability and balance sheet integrity, franchise, management, operating environment or prospects.

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Appendix B

RESERVE MANAGEMENT COMPANY, INC

PROXY VOTING POLICY AND PROCEDURES

POLICY

Reserve Management Company, Inc. (the “Adviser”) acts as investment adviser for the various series of The Reserve funds, registered investment companies, referred to collectively as the “Funds”.  The Adviser has full authority to vote proxies on behalf of each Fund.  Although the Funds do not invest in corporate securities, they may on occasion invest in affiliated or other mutual funds which may issue proxies from time to time.  Therefore, the Adviser will vote all proxies and act on all other actions in a timely manner as part of its authority in accordance with this Policy and Procedures.

When voting proxies for the Funds, the Adviser’s utmost concern is that all decisions be made solely in the best interest of each Fund.  The Adviser will act in a prudent and diligent manner intended to enhance the economic value of the assets of each Fund’s account.

PURPOSE

The purpose of these Policies and Procedures is to memorialize the procedures and policies adopted by the Adviser to enable it to comply with its fiduciary responsibilities to clients and the requirements of Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

PROCEDURES

The Portfolio Manager of each Fund (each a “Portfolio Manager”) is ultimately responsible for ensuring that all proxies received by the Adviser are voted in a timely manner and in a manner consistent with the Adviser’s determination of each Fund’s best interests.  Although many proxy proposals can be voted in accordance with the Funds’ established guidelines (see Section V. below, “Guidelines”), the Adviser recognizes that some proposals require special consideration which may dictate that the Adviser makes an exception to the Guidelines.

Conflicts of Interest

Where a proxy proposal raises a material conflict between the Adviser’s interests and an interest of any Fund, the Adviser will resolve such a conflict in the manner described below:

Vote in Accordance with the Guidelines.  To the extent that the Adviser has little or no discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

Obtain Consent. To the extent that the Adviser has discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser will disclose the conflict to each

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affected Fund and obtain consent to the proposed vote prior to voting the securities.  The disclosure will include sufficient detail regarding the matter to be voted on and the nature of the Adviser’s conflict such that each affected Fund would be able to make an informed decision regarding the vote.  If a Fund does not respond to such a conflict disclosure request or denies the request, the Adviser will abstain from voting the securities held by that Fund’s account.

Each Portfolio Manager will review the proxy proposal for conflicts of interest as part of the overall vote review process.  All material conflicts of interest so identified by the Adviser will be addressed as described above in this Section III.A.

Limitations

In certain circumstances, in accordance with a Fund’s investment advisory agreement (or other written directive) or where the Adviser has determined that it is in the Fund’s best interest, the Adviser will not vote proxies received.  The following are certain circumstances where the Adviser will limit its role in voting proxies:

Fund Maintains Proxy Voting Authority: Where a Fund specifies in writing that it will maintain the authority to vote proxies itself or that it has delegated the right to vote proxies to a third party, the Adviser will not vote the securities and will direct the relevant custodian to send the proxy material directly to the Fund.  If any proxy material is received by the Adviser, it will promptly be forwarded to the Fund or specified third party.

Terminated Account:  Once a Fund account has been terminated with the Adviser in accordance with its investment advisory agreement, the Adviser will not vote any proxies received after the termination.  However, the Fund may specify in writing that proxies should be directed to the Fund (or a specified third party) for action.

Limited Value:  If the Adviser determines that the value of a Fund’s economic interest or the value of the portfolio holding is indeterminable or insignificant, the Adviser may abstain from voting a Fund’s proxies.  The Adviser also will not vote proxies received for securities which are no longer held by the Fund’s account.  In addition, the Adviser generally will not vote securities where the economic value of the securities in the Fund account is less than $500.

Securities Lending Programs:  When securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, in its discretion.  However, where the Adviser determines that a proxy vote (or other shareholder action) is materially important to the Fund’s account, the Adviser may recall the security for purposes of voting, subject to the securities lending agreements with the Funds’ custodian in place at that time.

Unjustifiable Costs:  In certain circumstances, after doing a cost-benefit analysis, the Adviser may abstain from voting where the cost of voting a Fund’s proxy would exceed any anticipated benefits to the Fund of the proxy proposal.

RECORD KEEPING

In accordance with Rule 204-2 under the Advisers Act, the Adviser will maintain for the time periods set forth in the Rule (i) these proxy voting procedures and policies, and all

24

amendments thereto; (ii) all proxy statements received regarding securities held by the Fund (provided however, that the Adviser may rely on the proxy statement filed on EDGAR as its records); (iii) a record of all votes cast on behalf of each Fund; (iv) records of all client requests for proxy voting information; (v) any documents prepared by the Adviser that were material to making a decision how to vote or that memorialized the basis for the decision; and (vi) all records relating to requests made to the Funds regarding conflicts of interest in voting the proxy.

The Adviser will describe in its Part II of Form ADV (or other brochure fulfilling the requirement of Rule 204-3) its proxy voting policies and procedures and will inform each Fund as to how they may obtain information on how the Adviser voted proxies with respect to securities held by each Fund.  Clients may obtain information on how their securities were voted or a copy of the Adviser’s Policies and Procedures by written request addressed to the Adviser.  The Adviser will coordinate with each Fund to assist in the provision of all information required to be filed on Form N-PX.

PROXY VOTING GUIDELINES

Each proxy issue will be considered individually.  The following guidelines are a partial list, do not include all potential voting issues and are to be used in voting proposals contained in the proxy statements, but will not be used as rigid rules.  The Adviser is instructed to vote all proxies in accordance with these guidelines, except as otherwise instructed.  However, because proxy issues and the circumstances of individual companies are so varied, there may be instances when proxies may not be voted in strict adherence to these guidelines.

The following guidelines are grouped according to the types of proposals generally presented to stockholders.  Part A deals with proposals that have been approved and recommended by the company’s board of directors.  Part B deals with proposals submitted by stockholders for inclusion in proxy statements.  Part C addresses unique considerations pertaining to foreign issuers.

Board Approved Proposals

The vast majority of matters presented to stockholders relate to proposals made by the issuer itself.  These proposals have been approved and recommended by the issuer’s board of directors.  The Funds fully support the enhanced corporate governance practices being implemented and intend to hold corporate boards accountable for their actions in promoting stockholder interests.  Accordingly, the Funds’ proxies will generally be voted for board-approved proposals, except as follows:

The Funds will withhold votes for any nominee for director who is considered independent by the company but who has received compensation from the company other than for service as a director (such as for investment banking, consulting, legal or financial advisory services).

The Funds will vote on a case-by-case basis in contested elections of directors and on proposals to classify a board of directors.

The Funds will vote on a case-by-case basis on board approved proposals:

25

•                  relating to executive compensation.

•                  relating to changes in a company’s capitalization.

•                  relating to acquisitions, mergers, re-incorporations, reorganizations and other similar transactions.

•                  to adopt any form of anti-takeover measures.

•                  to amend a company’s charter or bylaws (except for charter amendments which are necessary to effect stock splits, to change a company’s name or to authorize additional shares of common stock).

•                  on other business matters where the Funds are otherwise withholding votes for the entire board of directors.

Stockholder Proposals

The Securities and Exchange Commission regulations permit stockholders to submit proposals for inclusion in a company’s proxy statement.  These proposals often seek to change some aspect of the company’s corporate governance structure or to change some aspect of its business operations.  The Funds will vote on a case-by-case basis on all shareholder proposals.

Voting Shares of Foreign Issuers

Because foreign issuers are incorporated outside of the United States, protection for shareholders may vary significantly from jurisdiction to jurisdiction.  Laws governing certain foreign issuers may provide substantially less protection for shareholders.  As a result, the above guidelines, which are premised on the existence of sound corporate governance and disclosure frameworks, may not be appropriate under some circumstances for foreign issuers.  Therefore, the Funds will vote proxies of foreign issuers on a case-by-case basis.

Approved as of March 5, 2007

26

Draft

STATEMENT OF ADDITIONAL INFORMATION

PRIMARY II FUND
OF
THE RESERVE FUND

1250 BROADWAY, NEW YORK, N.Y.  10001-3701
212-401-5500 - 800-637-1700

The Reserve Fund (the “Trust”) was organized on February 1, 1970 as a Maryland corporation and re-organized on October 28, 1986 as a Massachusetts business trust.  The Trust is an open-end management investment company registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  This Statement of Additional Information (“SAI”) pertains to the Primary II Fund, a series of the Trust (the “Fund”).  At the date of this SAI, the Reserve Fund had six series authorized.  As of the date of this SAI the Primary II Fund offers one class of shares, Class 15.  Additional series and classes may be added by the Board of Trustees of the Trust (the “Trustees”) without a shareholder vote. The Primary II Fund may invest up to 100% of its assets in shares of the Primary Fund, another series of The Reserve Fund, , as well as directly in a portfolio of short-term securities. The Primary Fund’s investment objective is identical to the Primary II Fund’s investment objective. The descriptions of the Primary II Fund’s investment strategies, investment risks, and tax considerations, and the references to the “Fund” in that regard, denote the direct investments of the Primary II Fund and the investments of the Primary Fund.

This SAI is not a prospectus, and should be read in conjunction with the prospectus of the Fund dated November 16, 2007 (the “Prospectus”).  The Prospectus is incorporated by reference into this SAI, and this SAI is incorporated by reference into the Prospectus.

A copy of the Prospectus and the Annual Report may be obtained without charge by writing to the Trust at the address shown above or calling Reserve Management Company, Inc., the Fund’s investment adviser (“RMCI” or the “Adviser”), toll free at 800-637-1700.  The SEC maintains a website (http://www.sec.gov) where you can download the SAI, the Prospectus, the Annual Report, material incorporated by reference and other information regarding the Fund.

This SAI is dated November 16, 2007.

Shares of the Fund are neither guaranteed nor insured by the U.S. government, and there can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share.

INVESTMENT OBJECTIVE AND POLICIES

The investment objective of the Fund is to seek as high a level of current income as is consistent with preservation of capital and liquidity.  This investment objective is a fundamental policy and may not be changed without the vote of a majority of the outstanding shares of the Fund as defined in the Investment Company Act.  There can be no assurance that the Fund will achieve its investment objective.

An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Fundamental Policies.  The Fund’s investment objective and the following fundamental investment policies may not be changed without the affirmative vote of a majority of the outstanding shares of the Fund.  A majority of the outstanding shares of the Fund means the vote of the lesser of (i) 67% or more of the shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund (a “Majority Vote”).  Under the Fund’s fundamental investment policies, the Fund may not:

(1)                                 borrow money except as a temporary or emergency measure (but not for the purpose of purchasing investment securities) and not in an amount to exceed 5% of the market value of its total assets;

(2)                                 issue senior securities except in compliance with the Investment Company Act;

(3)                                 act as an underwriter with respect to the securities of others except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws;

(4)                                 invest 25% or more of its total assets in any particular industry or group of industries, except to the extent that its investments may be concentrated exclusively in U.S. government securities and bank obligations or repurchase agreements secured by such obligations; with respect to not concentrating the Fund’s investment in any particular industry, the Fund may not invest more than 25% of its total assets in securities paying interest from revenues of similar type projects or industrial development bonds;

(5)                                 purchase, sell or otherwise invest in real estate or commodities or commodity contracts; however, the Fund may purchase municipal obligations secured by interests in real estate;

(6)                                 make loans except:  through loans of portfolio securities (in an amount not to exceed 33 1/3% of the Fund’s total assets, including loan collateral), acquisition of securities consistent with its objective and policies and as otherwise permitted by the Investment Company Act.

(7)                                 sell any security short or write, sell or purchase any futures contract or put or call option; provided, however, the Fund shall have the authority to purchase municipal obligations subject to a stand-by commitment, at the Fund’s option; and

(8)                                 make investments on a margin basis.

Although the Fund has determined to be a non-diversified investment company, in fact, like all money market funds, the Fund operates as a diversified investment company, and will continue to do so. Under Section 5(b) of the Investment Company Act, a diversified company must have 75% of the value of its total assets in cash and cash items (including receivables), U.S. government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer. Any management company other than a diversified company is defined as a “non-diversified” company pursuant to Section 5(b)(2).

The Fund intends to comply with the diversification requirements of Rule 2a-7 under the Investment Company Act which generally limits a money market fund to investing no more than 5% of its total assets in securities of any one issuer, except U.S. government securities, and, if such securities are not First Tier Securities (as defined in the Rule), to not more than 1% of its total assets.

Money-market funds are also subject to the credit quality and maturity requirements of Rule 2a-7. Accordingly, the Fund may invest only in short term money market obligations, rated in one of the two highest short term ratings from a nationally recognized statistical rating organization or in the securities of other open-end investment companies with substantially the same investment objective as the Fund. The average maturity of the Fund’s securities portfolio will not be more than 90 days. In addition, the Fund will not purchase securities with maturities of more than 762 days (25 months) for securities issued or guaranteed by the U.S. Government, as to principal and interest, or 397 days (13 months) for other securities.

The Primary II Fund may invest up to 100% of its assets in shares of the Primary Fund, another series of The Reserve Fund, as well as directly in a portfolio of short-term securities. The Primary Fund’s investment objective is identical to the Primary II Fund’s investment objective.

The Investment Company Act prohibits open-end funds from issuing “senior securities” other than bank borrowings that have at least 300% asset coverage. The Fund will not be considered to have issued a “senior security” by entering into reverse repurchase agreements because it will maintain liquid assets in a segregated account having a value equal to the repurchase price, including interest.

As a matter of operating policy, the Fund may not invest in companies for the purposes of exercising management or control.

MONEY MARKET INSTRUMENTS AND INVESTMENT STRATEGIES

The following section contains more detailed information about the types of instruments in which the Fund may invest, the strategies the Fund may employ, and a summary of the related risks.  A particular type of instrument or strategy will be utilized only when, in the Adviser’s opinion, the utilization will help the Fund achieve its investment objective.

U.S. Government Securities.  The Fund may also invest in other U.S. government securities including instruments, which are issued or guaranteed by agencies of the federal government and instrumentalities that have been established or sponsored by the U.S. government, and certain interests in the foregoing securities.  U.S. government securities include obligations such as securities issued by the Government National Mortgage Association (“GNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), the Student Loan Marketing Association (“SLMA”) and the Federal Home Loan Bank (“FHLB”), in addition to direct obligations of the U.S. Treasury.  Some obligations of agencies and instrumentalities of the U.S. government, such as GNMA, are supported by the full faith and credit of the U.S. government.  Other securities, such as obligations issued by FNMA and SLMA, are supported by the right of the issuer to borrow from the U.S. Treasury; and others, such as obligations issued by FHLB and FHLMC, are supported only by the credit of the agency or instrumentality issuing the obligation.  In the case of securities not backed by the full faith and credit of the U.S., the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment.

U.S. Treasury Obligations.  The Fund may invest in obligations of or obligations guaranteed by the U.S. Treasury and backed by the full faith and credit of the U.S. government.  The U.S. Treasury Fund invests exclusively in these securities.  Generally, the U.S. Treasury Fund’s assets will be invested in direct obligations of the U.S. Treasury (such as Treasury bills, Treasury notes, and Treasury bonds).  U.S. Treasury STRIPS permit the separate ownership and trading of the interest and principal components of direct obligations of the U.S. Treasury.  These obligations may take the form of (i) obligations from which interest coupons have been stripped; (ii) the interest coupons that are stripped; or (iii) book-entries at a Federal Reserve member bank representing ownership of obligation components.

Bank Obligations.  The Fund may invest in bank obligations, including certificates of deposit, banker’s acceptances, time deposits and securities backed by a letter of credit of U.S. banks, foreign banks, foreign branches of U.S. banks and U.S. branches of foreign banks.  A certificate of deposit is a negotiable certificate representing a bank’s obligation to repay funds deposited with it, which earns a specified rate of interest over a given period.  A banker’s acceptance is a negotiable obligation of a bank to pay a draft which has been drawn on it by a customer.  A time deposit is a non-negotiable deposit in a bank earning a specified interest rate over a given period of time.  A letter of credit is an unconditional guarantee by the issuing bank to pay principal and interest on a note a corporation has issued.

Domestic banks are subject to extensive government regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged.  General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of the banking industry.  Domestic commercial banks organized under federal law are supervised and examined by the Controller of the Currency and are required to be members of the Federal Reserve System and to have their deposits insured by the FDIC.  Domestic banks organized under state law are supervised and examined by state banking authorities and the FDIC, but are members of Federal Reserve System only if they elect to join.  As a result of federal and state laws and regulations, domestic banks are, among other things, generally required to maintain specified levels of reserves and are subject to other regulations designed to promote financial soundness.  Foreign branches or subsidiaries of U.S. banks may be subject to less stringent reserve requirements than are U.S. banks.  U.S. branches or subsidiaries of foreign banks are subject to the reserve requirements of the states in which they are located.  There may be less publicly available information about a U.S. branch or subsidiary of a foreign bank or other issuer than about a U.S. bank or other issuer, and such entities may not be subject to the same accounting, auditing and financial record keeping standards and requirements as U.S. issuers.  The Fund will treat bank money instruments issued by U.S. branches or subsidiaries of foreign banks (“Yankeedollar” obligations) as obligations issued by domestic banks only if the branch or subsidiary is subject to the same bank regulation as U.S. banks.

Foreign Corporate Debt Obligations and Foreign Bank Obligations.  The Fund may invest in foreign investment grade corporate debt obligations (including commercial paper) of foreign companies, as well as in the obligations of foreign banks located in industrialized nations in Western Europe, as well as Australia and Canada and foreign branches of U.S. banks, (“Eurodollar” obligations) which banks have, at the time of the investment, more than $25 billion in total assets or the equivalent in other currencies.  Eurodollar obligations and obligations of branches or subsidiaries of foreign depository institutions may be general obligations of the parent bank or may be limited to the issuing branch or subsidiary by the terms of the specific obligations or by government regulation.  Investments in obligations of foreign depository institutions and their foreign branches and subsidiaries will only be made if determined to be of comparable quality to other investments permissible for the Fund.  Investment in these securities involves risks which may include unfavorable political and economic developments, possible withholding taxes, seizure of foreign deposits, currency controls or other governmental restrictions which might affect payment of principal or interest.  Furthermore, foreign banks are not regulated by U.S. banking authorities and are generally not bound by financial reporting standards comparable to U.S. standards.  Evidence of ownership of Eurodollar and foreign obligations may be held outside the United States, and the Primary Fund may be subject to the risks associated with the holding of such property overseas.  Eurodollar and foreign obligations of the Fund held overseas will be held by foreign branches of the Fund’s custodian or by other U.S. or foreign banks under sub-custodian arrangements complying with the requirements of the Investment Company Act.

Corporate Debt Obligations.  The Fund may invest in obligations of corporations (including commercial paper) and other entities, including those that have a remaining life of 13 months or less and are of investment grade.  Investment grade corporate debt obligations are rated in one of the four highest rating categories by Moody’s Investors Service, Inc. (“Moody’s”) or The Standard & Poor’s Division of the McGraw-Hill Companies, Inc. (“S&P”), or if unrated, are determined by RMCI to be of comparable quality.  Moody’s considers debt securities rated Baa (its lowest investment grade rating) to have speculative characteristics.  Commercial paper instruments have a maturity of less than nine months and investments in commercial paper will be of high quality (i.e. rated A-1 or A-2 by S&P, Prime 1 or Prime 2 by Moody’s, and, if unrated, of comparable quality).  Changes in economic conditions or other circumstances of an issuer are more likely to lead to a weakened capacity to make principal and interest payments than is the case for higher-rated obligations.  A description of the ratings assigned to commercial paper and other corporate debt obligations by Moody’s and S&P is included in this SAI.  See “Credit Ratings” in Appendix A.

Credit ratings attempt to evaluate the safety of principal and interest payments, but they do not evaluate the volatility of a debt security’s value or its liquidity and do not guarantee the performance of the issuer.  Rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer’s current financial condition may be better or worse than the rating indicates.  There is a risk that rating agencies may downgrade a debt security’s rating.  Subsequent to a security’s purchase by the Fund, it may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund.  Neither event will require the sale of such securities, although RMCI will consider such event in its determination of whether the Fund should continue to hold the security.  RMCI may use these ratings in determining whether to purchase, sell or hold a security.  It should be emphasized, however, that ratings are general and are not absolute standards of quality.  Consequently, debt obligations with the same maturity, interest rate and rating may have different market prices.

Municipal Obligations.  The Fund may also invest in municipal obligations.  Municipal obligations include debt obligations issued to obtain funds for various public purposes, including construction of a wide range of public facilities, refunding of outstanding obligations and obtaining of funds for general operating expenses and loans to other public institutions and facilities.  In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various facilities operated for private profit.

The two principal classifications of municipal obligations are “general obligation” bonds and “revenue” or “special obligation” bonds.  General obligation bonds are backed by the issuer’s faith, credit and taxing power.  Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed.  The Fund may also invest in private activity bonds which are, in most cases, revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds.  The repayment of the principal and the payment of interest on such private activity bonds depends solely on the ability of the user of the facilities financed by the bonds to meet its financial obligation and the pledge, if any, of real and personal property so financed as security for such payment.  The Fund’s portfolio may also include “moral obligation” bonds which are normally issued by special purpose public authorities.  If an issuer of moral obligation bonds is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a normal commitment but not a legal obligation of a state or municipality.  Moral obligation bonds must meet the same credit quality standards as the other investments of the Fund.

The Fund will purchase municipal securities, which are rated MIG1 or MIG2 or Prime 1 or Prime 2 by Moody’s Investor Services, Inc. (“Moody’s”), SP-1 or SP-2 or A-1 or A-2 by the Standard & Poor’s Division of the McGraw-Hill Companies, Inc. (“S&P”).  Municipal obligations which are not rated may also be purchased provided such securities are determined to be of comparable quality by RMCI to those rated securities in which the Fund may invest, pursuant to guidelines established by the Trustees.

Municipal obligations may bear fixed, variable or floating rates of interest.  Yields on municipal obligations are dependent on a variety of factors, including the general condition of the money market and of the municipal bond market, the size of a particular offering, the maturity of the obligation, and the rating of the issue.  Municipal securities can be significantly affected by economic and political changes, as well as uncertainties in the municipal market related to taxation, legislative changes, or the rights of municipal security holders.  Because many municipal securities are issued to finance similar projects, especially those relating to education, health care, transportation and various utilities, conditions in those sectors and the financial condition of an individual municipal issuer can affect the overall municipal market.

When-Issued Municipal Obligations.  Municipal obligations are sometimes offered on a “when-issued” or delayed delivery basis.  There is no limit on the Fund’s ability to purchase municipal obligations on a when-issued basis.  At the time the Fund makes the commitment to purchase a municipal obligation on a when-issued basis, it will record the transaction and reflect the value of the security in determining its net asset value (“NAV”) per share.  The Fund will also maintain readily marketable assets, at least equal in value to its commitments for when-issued securities, specifically for the settlement of such commitments.  RMCI does not believe that the Fund’s NAV or income will be adversely affected by the purchase of municipal obligations on a when-issued basis.

Asset-Backed Securities.  The Fund may invest in asset-backed securities, which represent undivided fractional interests in pools of instruments, such as credit card, auto, and equipment receivables, and home equity and other consumer loans.  Payments of principal and interest are passed through to holders of the securities and are typically supported by some form of credit enhancement, such as a letter of credit, overcollateralization, liquidity support, surety bond, limited guarantee by another entity or by priority to certain of the borrower’s securities.  The degree of enhancement varies, generally applying only until exhausted and covering only a fraction of the security’s par value.  If the credit enhancement has been exhausted, and if any required payments of principal and interest are not made with respect to the underlying loans, the Fund may experience loss or delay in receiving payment and a decrease in the value of the security.  Prepayment, especially during periods of declining interest rates, may cause the Fund to achieve a lower rate of return upon reinvestment of principal.  Like other fixed-income securities, the value of mortgage-related securities is affected by fluctuations in interest rates.

INVESTMENT STRATEGIES

The Fund may also employ the following investment strategies:

Repurchase Agreements.  The Fund may invest in securities pursuant to repurchase agreements (“REPOs”).  Under such agreements, the Fund purchases and simultaneously contracts to resell securities at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement.  This results in a fixed rate of return insulated from market fluctuations during such period.  The Fund will limit REPOs to those financial institutions and securities dealers who are deemed credit worthy pursuant to guidelines established by the Fund’s Trustees.  To reduce the risk of incurring a loss on a REPO, the Fund will follow procedures intended to provide that all REPOs are at least 100% collateralized as to principal and interest and market-to-market daily.  The Fund will require the seller to provide additional collateral if the market value of the securities falls below the repurchase price at any time during the term of the repurchase agreement.  The Fund will make payment for such instruments only upon their physical delivery to, or evidence of their book-entry transfer to, the Fund’s account at its Custodian.

A REPO may be construed to be a collateralized loan by the purchaser to the seller secured by the securities transferred to the purchaser.  In general, for federal income tax purposes, repurchase agreements are treated as collateralized loans secured by the securities “sold”.  Therefore, amounts earned under such agreements, even if the underlying securities are tax-exempt securities, will not be considered tax-exempt interest.

REPOs could involve risks in the event of a default of the REPO counter-party to the agreement, including possible delays, losses or restrictions upon the Fund’s ability to dispose of the underlying securities.  In the event of a default by the seller under a repurchase agreement construed to be a collateralized loan, the underlying securities are not owned by the Fund but only constitute collateral for the seller’s obligation to pay the repurchase price.  Therefore, the Fund may suffer time delays and incur costs or possible losses in connection with the disposition of the collateral.  In the event of a default, instead of the contractual fixed rate of return, the rate of return would be dependent upon intervening fluctuations of the market value of the security and the accrued interest on the security.  The Fund would have rights against the seller for breach of contract with respect to any losses arising from market fluctuations following the failure of the seller to perform.

Reverse Repurchase Agreements.  The Fund may enter into reverse repurchase agreements (“reverse REPOs”) when it is considered advantageous, such as to cover net redemptions or to avoid a premature outright sale of its portfolio securities.  Reverse REPOs involve the sale of money market securities held by the Fund, with an agreement to repurchase the securities at an agreed-upon price, date and interest payment.  In a typical reverse REPO transaction, the seller (Fund) retains the right to receive interest and principal payments on the security, but transfers title to and possession of it to a second party in return for receiving a percentage of its value.  During the time a reverse REPO is outstanding, the Fund will maintain a segregated custodial account containing U.S. Government or other appropriate liquid securities that have a value equal to the repurchase price.  A reverse repurchase agreement involves the risk that the counterparty will fail to return the securities involved in such transactions, in which event the Fund may suffer time delays and incur costs or possible losses in connection with such transactions.  It is the Fund’s policy that entering into a reverse REPO transaction will be for temporary purposes only and, when aggregated with other borrowings, may not exceed 5% of the value of the total assets of the Fund at the time of the transaction.

Investments in Illiquid Securities.  Illiquid securities generally are any securities that cannot be disposed of promptly, in the ordinary course of business, at approximately the amount at which the Fund has valued the instruments.  The Fund may invest in illiquid securities if such investments would not exceed 10% of such Fund’s net assets.  The liquidity of the Fund’s investments is monitored under the supervision and direction of the Fund’s Trustees.  Investments currently considered illiquid include REPOs not maturing within seven days and certain restricted securities.

Borrowing.  The Fund has the authority to borrow money, including through reverse REPO transactions, for extraordinary or emergency purposes but not in an amount exceeding 5% of its total assets.  The Fund may borrow at times to meet redemption requests rather than sell portfolio securities to raise the necessary cash.  Borrowing subjects the Fund to interest costs.  Borrowing could also involve leverage if securities were purchased with the borrowed money.  To avoid this, the Fund will not purchase securities while borrowings are outstanding.  The Fund could suffer a loss in the event that there are losses on investments made with such collateral.  In the event the borrower defaults on its obligations, the Fund could suffer a loss where the market value of securities received as collateral falls below the market value of the borrowed securities.  The Fund could also experience delays and costs in gaining access to the collateral.  The Fund may pledge, hypothecate, or in any manner, transfer any security owned by the Fund as security for indebtedness, but only in accordance with the limits discussed above.

Securities Lending Agreements.  The Fund may from time to time lend securities on a short-term basis to banks, broker-dealers (but not individuals) if, after any loan, the value of the securities loaned does not exceed 25% of the value of the Fund’s assets.  The Fund will receive as collateral cash or securities issued by the U.S. government or its agencies or instrumentalities.  Under current regulations, the loan collateral must, on each business day, be at least equal to the value of the loaned securities plus accrued interest.  The Fund receives the income on the loaned securities.  Where the Fund receives securities as collateral, the Fund receives a fee for its loans from the borrower and does not receive the income on the collateral.  Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned, net of any amount rebated to the borrower.  As a result, the Fund’s yield may increase.  Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for the settlement of securities transactions.  The Fund is obligated to return the collateral to the borrower at the termination of the loan.  The Fund may pay reasonable finders, custodian and administrative fees.  The Fund may employ a third party agent to implement its securities lending program and the agent will receive a fee from Fund for its services.  Loan arrangements made by the Fund will comply with all applicable regulatory requirements including the rules of the Financial Industry Regulatory Authority (“FINRA”).

The Fund could suffer a loss in the event that there are losses on investments made with such collateral.  In the event the borrower defaults on its obligations, the Fund could suffer a loss where the market value of securities received as collateral falls below the market value of the borrowed securities.  The Fund could also experience delays and costs in gaining access to the collateral.  The Fund will not have the right to vote on securities while they are being lent, but may recall securities on loan in anticipation of any important vote, when practical.

Credit Quality.  The SEC has adopted regulations that dictate the credit quality requirements for money market funds.  These require the Fund to invest exclusively in high-quality securities.  Generally, high-quality securities are securities that are rated in one of the two highest rating categories by two nationally recognized statistical rating organizations (“NRSRO”), or by one if only one NRSRO has rated the securities, or, if unrated, securities determined to be of comparable quality by the Adviser pursuant to guidelines adopted by the Trustees.  High-quality securities may be “first tier” or “second tier” securities.  First tier securities may be rated within the highest category or determined to be of comparable quality.  Money market fund shares and U.S. government securities are also first tier securities.  Second tier securities generally are rated within the second-highest category.  Should a security’s high-quality rating change after purchase by the Fund, the Adviser would take such action, including no action, determined to be in the best interest of the Fund.

RISKS OF INVESTING IN THE FUND

The principal risk factors associated with an investment in the Fund are the risk of fluctuations in short-term interest rates and the risk of default among one or more issuers of securities that comprise the Fund’s assets.

Credit Risk.  This is the risk that the issuer will not make timely payments of principal and interest.  The degree of credit risk depends on the issuer’s financial condition and on the terms of the bonds.  This risk is reduced to the extent the Fund limits its debt investments to U.S. Treasury or U.S. government securities.

Interest Rate Risk.  Interest rate risk is the risk that prices of debt securities generally increase when interest rates decline and decrease when interest rates increase.  In general, the market price of debt securities with longer maturities will go up or down more in response to changes in interest rates than the market price of shorter-term securities.  The Fund may lose money if interest rates rise sharply in a manner not anticipated by Fund management.

Temporary Defensive Positions.  The Fund will at all times as is practicable be invested in accordance with the investment objective and strategies outlined in the Prospectus and above.  However, from time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies to attempt to respond to adverse market, economic, political or other conditions.  The Fund would generally, in adopting a temporary defensive position, buy more conservative U.S. Government securities.  Further, in an extreme emergency, the Fund would maintain a large percentage of uninvested cash.  If the Fund adopts a temporary defensive position, the Fund might not be able to attain its objective.

PORTFOLIO TRANSACTIONS

Portfolio Transaction Fees.  Investment transactions by the Fund are normally principal transactions at net prices.  Therefore the Fund does not normally incur brokerage commissions.  Purchases of securities from underwriters involve a commission or concession paid by the issuer to the underwriter and after-market transactions with dealers involve a spread between the bid and asked prices.

The Adviser places all orders for the purchase and sale of the Fund’s investment securities, subject to the overall supervision of the officers and the Trustees of the Fund.  In the purchase and sale of investment securities, the Adviser will seek to obtain prompt and reliable execution of orders at favorable prices and yields.  In determining the best net results, the Adviser may take into account a dealer’s operational and financial capabilities, the type of transaction involved, the dealer’s general relationship with the Adviser, and any statistical, research, or other services provided by the dealer to the Adviser.  To the extent such non-price factors are taken into account the execution price paid may be increased, but only in reasonable relation to the benefit of such non-price factors to the Fund as determined by the Adviser.  Dealers who execute investment securities transactions may also sell shares of the Fund.  However, any such sales will be neither a qualifying nor disqualifying factor in the selection of dealers.

Disclosure of Portfolio Holdings.  A complete list of the portfolio holdings of the Fund, as of the previous day if available, will be provided via facsimile by calling 800-637-1700.  This information is available to any person or entity on request.  The Fund’s Chief Investment Officer (“CIO”) may distribute or authorize the distribution of the Fund’s portfolio holdings that are not yet publicly available to RCMI’s employees and affiliates that provide services to the Fund and require this information to fulfill their contractual duties relating to the Fund.  RCMI’s employees and affiliates are subject to prohibitions regarding disclosure of, and trading on, non-public information described in their respective Code of Ethics.  The Fund may also provide publicly available portfolio holdings information to publications that rate, rank or otherwise categorize investment companies.  There are no ongoing arrangements with third parties to make available information about the Fund’s portfolio holdings that is not publicly available.  RCMI and its affiliates do not expect to disclose information about portfolio holdings that is not publicly available to individual and institutional investors, to intermediaries that distribute the Fund’s shares or to any other third party.

The Fund’s CIO is responsible for authorizing the daily release of the portfolio holdings.  Any non-publicly available disclosure made to entities other than RCMI and its affiliates will be reviewed by the Chief Compliance Officer (“CCO”) prior to any release of the portfolio holdings information.  The Board exercises oversight of the disclosure of the Fund’s portfolio holdings through the CCO’s quarterly reports to the Board on the operation and effectiveness of the portfolio holdings policy.

Security Allocation.  When orders to purchase or sell the same security on identical terms are simultaneously placed for the Fund and other investment companies managed by the Adviser, the transactions are allocated as to amount in accordance with the amount of the order placed for the Fund.  The Adviser may not always be able to purchase or sell a security on identical terms for all funds affected.

MANAGEMENT OF THE TRUST

The Board of Trustees is responsible for the management and supervision of the Fund.  The Trustees approve all material agreements between the Fund and the Fund’s service providers.

The Board of Trustees has an Audit Committee, a Nominating Committee and a Valuation Committee.  The Audit Committee consists of Trustees who are not “interested persons” of the Fund as defined in the Investment Company Act (the “Independent Trustees”).  The Audit Committee reviews the Fund’s compliance procedures and practices, oversees its accounting and financial reporting policies and practices and oversees the quality and objectivity of its financial statements and the independent audit thereof.  The Audit Committee is comprised of Messrs. Montgoris and Artinian and Ms. Albicocco.  Mr. Montgoris and Ms. Albicocco have been determined to meet the qualifications of audit committee financial experts.  The Nominating Committee is comprised of Messrs. Montgoris and Ehlert and evaluates the qualifications of candidates and nominates individuals to serve as Independent Trustees when required.  While the Nominating Committee is solely responsible for the selection and nomination of the Independent Trustees, it may consider nominations for the office of Trustee made by Fund shareholders or by management in the same manner as it deems appropriate.  Shareholders who wish to recommend a nominee should send nominations to the Secretary of the Fund, include all appropriate biographical information and set forth the qualifications of the proposed nominee.   The Secretary of the Fund will forward all nominations received to the Nominating Committee.  The Valuation Committee, which is comprised of at least two Trustees at all times, one of whom must be an Independent Trustee, oversees the Fund’s valuation procedures.  The Audit Committee met six (6) times, the Nominating Committee and the Valuation Committee both did not meet during the fiscal year ended May 31, 2007.  The Valuation Committee is comprised of Messrs. Bent and Ehlert.

Biographical Information.  Biographical information relating to the Independent Trustees, the Officers of the Fund and the Trustee who is an “interested person” of the Fund, as defined in the Investment Company Act (the “Interested Trustee”), is set forth below.  The Trustees and the Officers of the Fund oversee five registered investment companies, with 22 portfolios, in the Reserve fund family.

Name, Address, Age	Position With the Funds	Term of Office** and Length of Service	Principal Occupations during the Last Five Years and Other Directorships

Interested Trustees

Bruce R. Bent††* Age: 70 The Reserve 1250 Broadway New York, NY 10001	Chairman, President, Treasurer and Trustee	Trustee since inception; Chairman since 2000 .

President of Reserve Management Company, Inc. (“RMCI”), Chairman of Reserve Management Corporation (“RMC”) and Chairman of Resrv Partners, Inc. (“RESRV”) since 2000; Chairman and Director of Reserve International Liquidity Fund Ltd. since 1990. Co-founder of The Reserve Fund (“RF”) in 1970; officer thereof since 1970.

William E. Viklund* Age: 67 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007	Retired since 1996; Trustee of other Reserve Funds.

Independent Trustees

Edwin Ehlert, Jr. Age: 76 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since Inception	Retired; President, Premier Resources, Inc. (meeting management firm) since 1987; Trustee of other Reserve Funds.

Joseph D. Donnelly Age: 60 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Retired since 2002; Managing Director and General Counsel to the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation from 1976 to 2002; Director of Compliance for Donaldson, Lufkin and Jenrette from 1976 to 1982; Member of Pershing Executive Committee from 1986 to present); Co-chair of Pershing Credit Policy Committee from 1986 to 2002; Trustee of other Reserve Funds.

William J. Montgoris Age: 60 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since 1999	Retired since 1999; Chief Operating Officer of The Bear Stearns Companies, Inc. from 1979 to 1999; Director of Stage Stores, Inc. (retailing) since 2004; Trustee of other Reserve Funds.

Frank J. Stalzer Age: 50 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Vice President, Sales and Marketing, RAD Electronics Since 2006. Vice President and GM for Arrow/Zeus from 2004 to 2005. Vice President of Marketing for Arrow/Zeus from 2002 to 2004; Vice President of Sales for Arrow/Zeus from 2000 to 2002; Regional Vice President of Arrow/Richey from 1999 to 2000; Regional Director-East of Richey Electronics from 1996 to 1999; Trustee of other Reserve Funds.

Ronald J. Artinian Age: 59 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Executive V.P., Senior Managing Director for Smith Barney from 1989-1998; Private Investor from 1998 to Present; Trustee of other Reserve Funds, Director of First Real Estate Investment Trust of New Jersey since 1992.

Santa Albicocco Age: 56 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007

Treasurer - County of Nassau, NY from 1993 to 2000; Board Member of the New York State Banking Board from 1998 to 2004; Department County Executive for Finance - County of Nassau, NY; Trustee of other Reserve Funds.

Stephen P. Zieniewicz Age: 48 The Reserve 1250 Broadway New York, NY 10001	Trustee	Trustee Since April 17, 2007	Chief Operating Officer - Saint Louis University Hospital from 2004 to present; Vice President Support Services - South Nassau Communities Hospital from 2001 to 2004; Trustee of other Reserve Funds.

Officers Who Are Not Trustees

Bruce R. Bent II†† Age: 41 The Reserve 1250 Broadway New York, NY 10001	Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer

Chief Operating Officer, Treasurer, Senior Vice President and Assistant Secretary of RMCI; President, Treasurer and Assistant Secretary of RMC; Treasurer, Assistant Secretary and Director of RESRV since 2000; Vice President RMC, RMCI and RESRV from 1997 to 2000.

Arthur T. Bent III†† Age: 39 The Reserve 1250 Broadway New York, NY 10001	Co-Chief Executive Officer, Senior Vice President and Assistant Secretary

Chief Operating Officer, Treasurer, Senior Vice President and Assistant Secretary of RMCI; President, Treasurer and Assistant Secretary of RMC; Treasurer, Assistant Secretary and Director of RESRV since 2000; Vice President RMC, RMCI and RESRV from 1997 to 2000.

Catherine Crowley Age: 53 The Reserve 1250 Broadway New York, NY 10001	Secretary

General Counsel, Senior Vice President and Secretary RMCI since September 2007; Senior Vice President, General Counsel and Secretary-RMC since September 2007; Senior Vice President, Associate General Counsel-J.P. Morgan Chase, October 1986-April 2004.

Patrick J. Farrell Age: 48 The Reserve 1250 Broadway New York, NY 10001	Chief Financial Officer

Chief Financial Officer of the Adviser and its affiliates since 2006. Chief Financial Officer, Treasurer and Assistant Secretary of the MainStay Funds, Eclipse Funds, and MainStay VP Funds; Principal financial Officer – McMorgan Funds; Managing Director New York Life Investment Management from 2001 to 2005.

Christina Massaro Age: 40 The Reserve 1250 Broadway New York, NY 10001	Chief Compliance Officer

Chief Compliance Officer of the Funds, RMCI and RESRV since 2005; Anti-Money Laundering Compliance Officer of RMCI and RESRV since 2006; Chief Compliance Officer from 2001 to 2005 and Anti-Money Laundering Compliance Officer from 2002 to 2005 of Maxcor Financial Inc. and Maxcor Financial Asset Management.

* Mr. Bruce Bent and Mr. William E. Viklund are “interested persons” of the Fund as defined in Section 2(a) (19) of the Investment Company Act. Mr. Bent is an interested person due to his positions with RMC, RMCI and RESRV. Mr. William E. Viklund is considered an “interested person” of RMC due to a business transaction with RMCI.

** Each Trustee shall hold office until he resigns, is removed or until his successor is duly elected and qualified. A Trustee shall retire upon attaining the age of seventy-five (75) years, unless extended by a vote of the non-interested Trustees. Trustees need not be Shareholders. Officers hold their positions with the Trust until a successor has been duly elected and qualified.

† Mr. Bruce R. Bent also serves as an officer to a unregistered fund advised by the Investment Adviser.

†† Mr. Bruce R. Bent is the father of Mr. Bruce R. Bent II and Mr. Arthur T. Bent III.

Trustee Share Ownership.  As of December 31, 2006, the Trustees’ beneficial ownership of the equity securities of the Funds and other registered investment companies in the Reserve/Hallmark fund complex overseen by each Trustee (the “Supervised Funds”) are indicated below:

	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND*	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL SUPERVISED FUNDS

INTERESTED TRUSTEES:
Bruce R. Bent	None	Over $100,000
William E. Viklund	None	$1-$10,000
INDEPENDENT TRUSTEES:
Joseph Donnelly	None	None
Edwin Ehlert, Jr.	None	Over $100,000
William J. Montgoris	None	$50,001-$100,000
Frank Stalzer	None	$50,001-$100,000
Ronald J. Artinian	None	None
Santa Albicocco	None	None
Stephen P. Zieniewicz	None	$1-$10,000

*Each Trustee serves on the Board of five registered investment companies, which encompass a total of 22 funds.

As of September 1, 2007, neither the Independent Trustees nor any of their immediate family members owned beneficially or of record any securities of the Adviser, Resrv Partners, Inc. (“Resrv” or the “Distributor”) or an entity controlling, controlled by or under common control with the Adviser or the Distributor.

Compensation of Trustees.  The Independent Trustees are paid a fee of $3,500 for each Board meeting of the Trust that they attend in person, a fee of $1,000 for each joint telephonic meeting of the Trust that they participate in, and an annual fee of $40,000 for service to all of the trusts in the Reserve family of fund complex and reimbursement for any out-of-pocket expenses of attending meetings.  These fees and expenses are allocated among the funds in the Reserve fund complex on the basis of each fund’s relative net assets.  The Trustees do not receive any pension or retirement benefits.  The Audit Committee members receive an annual committee fee of $2,000 and a fee of $1,000 for each telephonic meeting of the Audit Committee that they participate in that is held separately from a Board meeting.  Mr. Montgoris and Ms. Albicocco receive an annual fee of $25,000 for their services as audit committee financial experts for the trusts for which they serve as such.

For the fiscal year ended May 31, 2007, the Independent Trustees received the following compensation from the Fund and Supervised Funds.  Mr. Bruce Bent does not receive compensation from any of the funds.

Name	Primary Fund	Primary II Fund	Compensation from all Reserve/Hallmark Funds*
INTERESTED TRUSTEES:
Bruce R. Bent	$0	$0	$0
William E. Viklund	$22,217	$0	$43,500
INDEPENDENT TRUSTEES:
Joseph Donnelly	$29,623	$0	$58,000
Edwin Ehlert, Jr.	$33,080	$0	$64,770
William J. Montgoris	$45,711	$0	$89,500
Frank Stalzer	$30,389	$0	$59,500
Ronald J. Artinian	$21,706	$0	$42,500
Santa Albicocco	$22,217	$0	$43,500
Stephen P. Zieniewicz	$8,285	$0	$16,221

*Each Trustee serves on the Board of five registered investment companies, which encompass a total of 22 funds.

As of November 16, 2007, the Officers and Trustees as a group owned less than 1% of any Class of shares of the Fund.

Under the Declaration of Trust, the Trustees and Officers are entitled to be indemnified by the Trust to the fullest extent permitted by law against all liabilities and expenses reasonably incurred by them in connection with any claim, suit or judgment or other liability or obligation of any kind in which they become involved by virtue of their service as a Trustee or Officer of the Trust.  Neither Mr. Bent nor the Officers (other than the Chief Compliance Officer) of the Fund receive any compensation from the Trust or the Fund.

Code Of Ethics.  The Trust, its Adviser and Resrv have adopted a Code of Ethics (the “Code”), conforming to the requirements of the Investment Company Act.  The purpose of the Code is to establish guidelines and procedures to identify and prevent persons who may have knowledge of the Trust’s investments and investment intentions from breaching their fiduciary duties and to deal with other situations that may pose a conflict of interest or a potential conflict of interest.  Additionally, federal securities laws require advisers and others to adopt policies and procedures to identify and prevent the misuse of material, non-public information.  Therefore, the Trust has developed and adopted an Insider Trading Policy that applies to all employees, affiliates and subsidiaries.  Under the Code, an Access Person may only engage in personal securities transactions in accordance with the procedures and guidelines established.  The Code does not cover transactions in debt securities issued by the U.S. government or its agencies or instrumentalities, bankers’ acceptances, bank certificates of deposit, commercial paper or municipal bonds.

Principal Shareholders.  As of November 16, 2007, no persons or entities owned of record, or were known to own beneficially, 5% or more of any class of the outstanding shares of the Fund.

Persons or organizations beneficially owning, either directly or through one or more controlled companies, 25% or more of the outstanding shares of a Fund may be presumed to “control” (as that term is defined in the Investment Company Act of 1940) a Fund. As a result, these persons or organizations could have the ability to approve or reject those matters submitted to the shareholders of such Fund for their approval.  As of November 16, 2007, no person or organization was a control person of any Fund.

INVESTMENT MANAGEMENT ARRANGEMENTS

RMCI, located at 1250 Broadway, New York, NY 10001-3701, serves as the investment adviser to the Trust.  Bruce R. Bent, Bruce R. Bent II and Arthur T. Bent III are each considered a “controlling person” of RMCI based on their direct and indirect securities ownership.

Investment Management Agreement.  The Trust, on behalf of the Fund, has entered into an Investment Management Agreement with the Adviser (a “Management Agreement”) which provide for a comprehensive management fee structure.  Under each Management Agreement, RMCI manages the Fund’s investments in accordance with the Fund’s investment objective and policies, subject to the overall supervision of the Trustees.

Under the terms of the Management Agreements, RMCI is paid a comprehensive management fee (the “Management Fee”), which includes the advisory fee (0.08% of each Class’s average daily net assets), all administrative and customary operating expenses of the Fund, as well as shareholder liaison services (such as responding to inquiries and providing information on investments), record keeping charges, accounting expenses, transfer agent costs, and the expenses of preparing, printing and mailing shareholder reports and prospectuses.  Excluded from the definition of operating and other expenses are interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust’s Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Independent Trustees including the fees of the independent counsel of the Independent Trustees.   The Fund will pay its direct or allocated share of applicable expenses.  The Management Fee for the Class Institutional shares of the Primary II Fund is paid on the average daily net assets of that class at an annual rate of 0.15%. The Management Fee for the Class

Institutional shares of the Primary Fund is paid on the average daily net assets of that class at an annual rate of 0.13%. The Management Fee of the Primary II Fund is reduced by the amount of the Management Fee incurred at the Primary Fund Level.

Each Management Agreement is renewed annually if approved by the Trustees and by the separate vote of a majority of the non-interested Trustees.  Each Management Agreement may be terminated without penalty upon sixty (60) days’ written notice, by RMCI or by a vote of the Trustees or of a majority of the outstanding voting shares of a Fund.

From time to time, RMCI may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund that would have the effect of lowering the Fund’s expense ratio and increasing yield to investors at the time such amounts are assumed or waived, as the case may be.  RMCI may also make such advertising and promotional expenditures, and payments to financial intermediaries, using its own resources, as it from time to time deems appropriate.  No fees were waived and/or expenses were not voluntarily assumed for Primary II Fund as the fund had not commenced operations.

DISTRIBUTION ARRANGEMENTS

Distribution Agreement.  The Trust, on behalf of the Fund, has entered into a distribution agreement with Resrv, an affiliate of RMCI (a “Distribution Agreement”) for the distribution of the Fund’s shares.  Resrv, located at 1250 Broadway, New York, NY 10001, acts as the “principal underwriter” for the Fund and as such arranges for the continuous offering of shares.  The Distributor has the right to enter into selected dealer agreements with Intermediaries of its choice for the sale of Fund shares.  Resrv’s principal business is the distribution of mutual fund shares.

In addition to the amounts paid under the Distribution Agreement, RMCI may, at its discretion, pay an Intermediary amounts from its own resources, including amounts paid to it under the Management Agreement. The rate of any additional amounts that may be paid will be based on the analysis by RMCI of the contribution that the Intermediary makes to the Fund by increasing assets under management and reducing expense ratios, the costs that the Fund might bear if such services were provided directly by the Fund or by another entity, and the possibility of assets being withdrawn from the Fund with a corresponding increase in the Fund’s expense ratio. The amounts paid, which can vary by Intermediary, can be used by the Intermediary to offset its costs associated with account maintenance support, statement preparation, and transaction processing and other shareholder support services. Amounts paid by RMCI to Intermediaries, which vary by class of shares, represent a substantial portion of the amount received by RMCI under the Management Agreement.  In addition to amounts paid by RMCI, an Intermediary may charge a fee for its services directly to its clients. To the extent Intermediaries sell more shares of the Fund or retain shares of the Fund in their clients’ accounts, RMCI and its affiliates benefit from the incremental management and other fees paid to RMCI and its affiliates by the Fund with respect to those assets.

Approval Of Distribution Arrangements.  The Distribution Agreement may be renewed from year to year, if approved by the Trustees and by a majority of the non-interested Trustees cast in person at a meeting called for the purpose of voting on such renewal.  All material amendments to the Distribution Agreement must be approved by a vote of the Trustees and of the non-interested Trustees, cast in person at a meeting called for the purpose of such vote.  The Distribution Agreement may be terminated at any time by a vote of the majority of the outstanding voting securities of the Fund, or by a vote of the non-interested Trustees.  The Distribution Agreement will terminate automatically in the event of its assignment.

OTHER SERVICE PROVIDERS

Transfer Agent.  The Trust acts as its own transfer and dividend-paying agent.

Custodian.  State Street Bank and Trust Company, 2 Avenue De Lafayette, Boston, MA 02111 is the custodian of the assets of the Fund (the “Custodian”) pursuant to a Custodian Agreement with the Trust on behalf of the Fund.

Independent Registered Public Accounting Firm.  The Audit Committee has selected KPMG LLP (“KPMG”), 345 Park Avenue, New York, NY 10154 as the Trust’s independent registered public accounting firm.

HOW TO BUY AND SELL SHARES

Information relating to the calculation of net asset value and to the purchase and redemption of shares is located in the Prospectus.

SHAREHOLDER SERVICES

In addition to the information below, information on Shareholder Services is located in the Prospectus.

Report and Statements.  Shareholders receive an Annual Report containing audited financial statements and an unaudited Semi-Annual Report.  Duplicate shareholder communications, such as the Prospectus, Annual Report, and Semi-Annual Report will not be sent to related accounts at a common address, unless instructed to the contrary by you.  An account statement is sent to each shareholder at least quarterly.  Shareholders have a duty to examine their account statement(s) and report any discrepancies to The Reserve within 60 days.  Failure to do so could result in the shareholder suffering a loss.  Further, shareholders are advised to retain account statements.

Shareholder Service Policies.  The Fund’s policies concerning the shareholder services are subject to change from time to time.  The Fund reserves the right to increase their minimum investment amounts.  The Fund further reserves the right to impose service charges for other special services provided to individual shareholders including, but not limited to special research services.  These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

Inquiries.  Shareholders should direct their inquiries to the firm from which they received this Prospectus or to The Reserve, 1250 Broadway, New York, NY 10001-3701 or 888-851-7237.

DIVIDENDS AND TAXES

The Fund ordinarily declares dividends from its daily net investment income (and net short-term capital gains, if any) on each day the Exchange and The Reserve are open for business.  The Fund’s earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day.  If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains un-cashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at NAV.  No interest will accrue on amounts represented by un-cashed distribution or redemption checks.

Taxes.  The Fund intends to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“the Code”), so long as such qualification is in the best interests of shareholders.  Such qualification relieves the Fund of any liability for federal income tax to the extent its earnings and gains, if any, are distributed in accordance with applicable provisions of the Code.  If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation subject to federal income tax, and all distributions from earnings and profits (as determined under U.S. federal income tax principles) to its shareholders will be taxable as ordinary dividend income eligible for the maximum 15% tax rate for non-corporate shareholders and the dividends-received deduction for corporate shareholders.

In order to qualify as a RIC, the Fund must, among other things: (a) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies or net income derived from interests in “qualified publicly traded partnerships” (i.e., partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends, capital gains, and other traditional permitted mutual fund income); and (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the market value of the Fund’s assets is represented by cash, securities of other regulated investment companies, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the Fund’s assets and not greater than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of its assets is invested in the securities (other than U.S. government securities or securities of other regulated investment companies) of any one issuer, any two or more issuers of which the Fund holds 20% or more of the voting securities and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general, as if the RIC’s taxable year ended on October 31, plus certain undistributed amounts from the preceding year.  While the Fund intends to distribute its ordinary income and capital gain net income in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gains will be distributed to avoid entirely the imposition of the tax.  In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Dividends paid by the Fund from its ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereafter as “ordinary income dividends”) will be taxable to a U.S. shareholder as ordinary income.  For taxable years beginning on or before December 31, 2010, however, a certain portion of ordinary income dividends constituting “qualified dividend income” when paid by a RIC to non-corporate shareholders may be taxable to such shareholders at long-term capital gain rates.  However, to the extent the Fund’s distributions are derived from income on debt securities and short-term capital gain, such distributions will not constitute “qualified dividend income.”  Thus, ordinary income dividends paid by the Fund generally will not be eligible for taxation at the reduced rates.  Similarly, because no portion of the Fund’s income is expected to consist of dividends paid by U.S. corporations, no portion of the dividends paid by the Fund is expected to be eligible for the corporate dividends-received deduction. While municipal obligations generally pay interest that is excludible from gross income for federal income tax purposes in the hands of the bondholder, such interest will not be excludible from gross income for federal income tax purposes when paid by the Fund to shareholders. Distributions of net capital gains, if any, designated as long-term capital gain dividends are taxable to shareholders as long-term capital gains, regardless of how long the shareholder has held the Fund’s shares.  Distributions in excess of the Fund’s earnings and profits will first reduce the shareholder’s adjusted tax basis in his shares and any amount in excess of such basis will constitute capital gain to such shareholder (assuming the shares are held as a capital asset).

Ordinary income and capital gain dividends are taxable to shareholders as described even if they are reinvested in additional shares of the Fund.  Shareholders receiving distributions in the form of additional shares, rather than cash, generally will have a cost basis in each such share equal to the NAV of a share of the Fund on the reinvestment date.  If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the year in which such dividend was declared.  Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a Report as to the NAV of those shares.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss.  However, gain derived by the Fund from the disposition of any market discount bonds (i.e., bonds purchased other than at original issue, where the face value of the bonds exceeds their purchase price) held by the Fund generally will be taxed as ordinary income to the extent of the accrued market discount on the bonds, unless the Fund elects to include the market discount in income as it accrues.  Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues receivables or liabilities denominated in a foreign currency, and the time the Fund actually collects such receivables or pays such liabilities, generally are treated as ordinary income or ordinary loss.  Similarly, on disposition of debt securities denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security and the date of disposition also are treated as ordinary gain or loss.  These gains or losses, referred to under the Code as “Section 988” gains or losses, may increase or decrease the amount of the Fund’s investment company taxable income to be distributed to its shareholders as ordinary income.

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries.  Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

In the event that the Fund fails to maintain a constant NAV per share, upon the sale or other disposition of shares of the Fund, a shareholder may realize a taxable gain or loss.  Such gain or loss will be a capital gain or loss, which, if the shares were held as capital assets, will be long-term or short-term generally depending upon the shareholder’s holding period for the shares.  A loss realized on a sale or exchange of the Fund’s shares will be disallowed if other shares of the Fund are acquired (including shares acquired pursuant to a dividend reinvestment plan) within a period of 61 days beginning 30 days before and ending 30 days after disposition of the shares.  In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.  Any loss realized by a shareholder on a disposition of Fund shares held by the shareholder for six months or fewer will be treated as a long-term capital loss to the extent of any distributions of net long-term capital gains received by the shareholder with respect to such shares.

The Fund is currently required by federal law to withhold 28% of dividends and other distributions that are subject to federal income tax if (i) a correct and certified Taxpayer Identification Number (“TIN”) is not provided for your account, (ii) you fail to certify that you have not been notified by the IRS that you undereported taxable interest or dividend payments, or (iii) the Fund is notified by the IRS (or a broker) that the TIN provided is incorrect or you are otherwise subject to backup withholding.  Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding.  Backup withholding is not an additional tax.  Amounts withheld and forwarded to the IRS can be credited as a payment of tax when completing your federal income tax return.  For individual shareholders, the TIN is the shareholder’s social security number.

If a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886.  Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not exempted.  The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Dividends paid by the Fund to non-U.S. shareholders are generally subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty to the extent derived from investment income and short-term capital gains.  In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.  The withholding tax does not apply to regular dividends paid to a non-U.S. shareholder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. shareholder’s conduct of a trade or business within the United States.  Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. shareholder were a U.S. shareholder.  A non-U.S. corporation receiving effectively connected dividends may also be subject to additional “branch profits tax” imposed at a rate of 30% (or lower treaty rate).  A non-U.S. shareholder who fails to provide an IRS Form W-8BEN or other applicable form may be subject to backup withholding at the appropriate rate.

In general, United States federal withholding tax will not apply to any gain or income realized by a non-U.S. shareholder in respect of any distributions of net long-term capital gains over net short-term capital losses, exempt-interest dividends, or upon the sale or other disposition of shares of the Fund.

For taxable years beginning before January 1, 2008, properly-designated dividends are generally exempt from United States federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year).   However, depending on its circumstances, the Fund may designate all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding.  In order to qualify for this exemption from withholding, a non-U.S. shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute Form).  In the case of shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain.  Non-U.S. shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

The foregoing is a summary of certain material U.S. federal income tax considerations regarding the purchase, ownership and disposition of shares of the Fund.  This summary does not address all of the potential U.S. federal income tax consequences that may be applicable to the Fund or to all categories of investors, some of which may be subject to special tax rules.  Current and prospective shareholders are urged to consult their own tax adviser with respect to the specific federal, state, local and foreign tax consequences of investing in the Fund.  The summary is based on the laws in effect on the date of this SAI and existing judicial and administrative interpretations thereof, all of which are subject to change, possibly with retroactive effect.

PROXY VOTING

The Trustees have delegated proxy voting authority, in regard to the Fund’s portfolio securities, to RMCI.  In accordance with the requirements of Rule 206(4)-6 under the Investment Advisers Act of 1940, RMCI has adopted and implemented the proxy voting policy and procedures set forth in Appendix B to this SAI with respect to the Trust.  RMCI believes that the policy and procedures ensure that such proxies are voted in the best interests of the Funds and their shareholders, in accordance with its fiduciary duties and applicable rules and regulations.

RMCI’s proxy voting policies and procedures, as well as information about how a particular proxy was voted for the most recent 12-month period ended June 30 will be available upon request.  Please contact The Reserve, 1250 Broadway, New York, NY 10001-3701, Attn: Client Services or call 800-637-1700 to request a copy.

INFORMATION ABOUT THE TRUST

The Reserve Fund’s Declaration of Trust permits the Trust to issue an unlimited number of full and fractional shares of beneficial interest that may be issued in any number of series (funds) and/or classes.  Shares issued will be fully paid and non-assessable and will have no preemptive rights.  The shareholders of the Fund are entitled to a full vote for each full share held (and fractional votes for fractional shares) and have equal rights to earnings, dividends, and redemptions.  The Trustees do not intend to hold annual meetings but will call such special meetings of shareholders as may be required under the Investment Company Act or by the Declaration of Trust.

Further, the Trust is allowed to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the Fund.  If they deem it advisable and in the best interests of shareholders, the Trustees may classify or reclassify any unissued shares of the Fund by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption of the shares.  Any such changes must comply with all applicable state and federal securities laws that require that each class be preferred over all other classes in respect to assets specifically allocated to such class.  Upon liquidation of the Fund, shareholders are entitled to share, pro rata, in the net assets of their respective class Fund shares available for distribution to such shareholders.  It is possible, although considered highly unlikely in view of the method of operation of mutual funds, that should the assets of one class of shares be insufficient to satisfy its liabilities, the assets of another class could be subject to claims arising from the operations of the first class of shares.

Each share has one vote except that if a class is separately affected by a matter requiring shareholder vote, each class will vote separately on such matters.  Shares of all classes vote together for the election of Trustees and have non-cumulative voting rights, meaning that the holders of more than 50% of the shares voting for the election of Trustees could elect all Trustees if they so choose, and in such event the holders of the remaining shares could not elect any person to the Board of Trustees.  All consideration received by the Trust for shares of one of the Funds and/or classes and all assets in which such consideration is invested will belong to that Fund and/or class (subject only to the rights of creditors of the Fund) and will be subject to the liabilities related thereto.  The income attributable to, and the expenses of, one series and/or class are treated separately from those of the other series and/or class.

FINANCIAL STATEMENTS

As of April 20, 2007, there were no assets in the Fund.  Therefore, no financial information is available as of the date of this SAI.

Appendix A

CREDIT RATINGS

The following are the rating designations of certain short-term instruments and issuers and their respective meanings.

Standard & Poor’s (“S&P”) Instruments with the greatest capacity for timely payment are rated A by S&P. Issues (including commercial paper) within this category are further redefined with designations 1, 2 and 3 to indicate the relative degree of safety; A-1, the highest of the three, indicates the degree of safety regarding timely payment is strong; A-2 indicates that the capacity for timely repayment is satisfactory; A-3 indicates that capacity for timely payment is adequate, however, they are more vulnerable to the adverse changes of circumstances than obligations rated A-1 or A-2.  S&P ratings with respect to certain municipal note issues with a maturity of less than three years reflects the liquidity factors and market access risks unique to notes. SP-1, the highest note rating, indicates a strong capacity to pay principal and interest.  Issues that possess a very strong capacity to pay debt service will be given an “SP-1+” designation.  SP-2, the second highest note rating, indicates a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

Moody’s Investors Service, Inc. (“Moody’s”) employs the designations of Prime-1, Prime-2 and Prime-3 to indicate the relative capacity of the rated issuers (which includes issuers of commercial paper) to repay punctually.  Prime-1 issues have a superior capacity for repayment.  Prime-2 issues have a strong capacity for timely repayment, but to a lesser degree than Prime-1, Prime-3 issues have an acceptable capacity for repayment.

Moody’s highest rating for short-term notes is MIG1/VMIG1; MIG-1/VMIG-1 denotes “superior credit quality”, enjoying “highly reliable liquidity support” or “demonstrated broad-based access to the market for refinancing”; MIG2/VMIG2 denotes “strong credit quality” with margins of protection that are ample although not so large as MIG1/VMIG1.

Fitch Ratings (“Fitch”) employs the ratings F1 - F3 for short-term investment grade obligations (which includes commercial paper).  F1 denotes the highest credit quality.  It indicates the strongest capacity for timely payment of financial commitments.  A “+” may be appended to an F1 rating class to denote any exceptionally strong credit feature.  F2 denotes good credit quality.  It indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.  F3 denotes fair credit quality.  It indicates that the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

Fitch Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change.  These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained.  Rating Watch is typically resolved over a relatively short period.

Fitch Individual Ratings are assigned only to banks.  ‘A’ denotes a very strong bank.  Characteristics may include outstanding profitability and balance sheet integrity, franchise,

management, operating environment or prospects.  ‘B’ denotes a strong bank.  There are no major concerns regarding the bank.  Characteristics may include strong profitability and balance sheet integrity, franchise, management, operating environment or prospects.  “C’ denotes an adequate bank, which, however, possesses one or more troublesome aspects.  There may be some concerns regarding its profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Corporate Debt Obligations.  The following summarizes the ratings used by S&P for corporate debt obligations:

AAA - This is the highest rating assigned by S&P to a debt obligation and indicates an extremely high capacity to pay interest and repay principal.

AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

A - Debt rated A has a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

BBB - This is the lowest investment grade.  Debt rated BBB has an adequate capacity to pay interest and repay principal.  Although it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

The following summarizes the ratings used by Moody’s for corporate debt obligations:

Aaa - Bonds that are rated Aaa are judged to be of the best quality.  They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure.  While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds rated Aa are judged to be of high quality by all standards.  Together with the Aaa group they comprise what are generally known as high grade bonds.  They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations.  Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future.

Baa - Bonds that are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured.  Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.  Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Appendix B

RESERVE MANAGEMENT COMPANY, INC

PROXY VOTING POLICY AND PROCEDURES

POLICY

Reserve Management Company, Inc. (the “Adviser”) acts as investment adviser for the various series of The Reserve funds, registered investment companies, referred to collectively as the “Funds”.  The Adviser has full authority to vote proxies on behalf of each Fund.  Although the Funds do not invest in corporate securities, they may on occasion invest in affiliated or other mutual funds which may issue proxies from time to time.  Therefore, the Adviser will vote all proxies and act on all other actions in a timely manner as part of its authority in accordance with this Policy and Procedures.

When voting proxies for the Funds, the Adviser’s utmost concern is that all decisions be made solely in the best interest of each Fund.  The Adviser will act in a prudent and diligent manner intended to enhance the economic value of the assets of each Fund’s account.

PURPOSE

The purpose of these Policies and Procedures is to memorialize the procedures and policies adopted by the Adviser to enable it to comply with its fiduciary responsibilities to clients and the requirements of Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

PROCEDURES

The Portfolio Manager of each Fund (each a “Portfolio Manager”) is ultimately responsible for ensuring that all proxies received by the Adviser are voted in a timely manner and in a manner consistent with the Adviser’s determination of each Fund’s best interests.  Although many proxy proposals can be voted in accordance with the Funds’ established guidelines (see Section V. below, “Guidelines”), the Adviser recognizes that some proposals require special consideration which may dictate that the Adviser makes an exception to the Guidelines.

Conflicts of Interest

Where a proxy proposal raises a material conflict between the Adviser’s interests and an interest of any Fund, the Adviser will resolve such a conflict in the manner described below:

Vote in Accordance with the Guidelines.  To the extent that the Adviser has little or no discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

Obtain Consent. To the extent that the Adviser has discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser will disclose the conflict to each affected Fund and obtain consent to the proposed vote prior to voting the securities.  The disclosure will include sufficient detail regarding the matter to be voted on and the nature of the Adviser’s conflict such that each affected Fund would be able to make an informed decision regarding the vote.  If a Fund does not respond to such a conflict disclosure request or denies the request, the Adviser will abstain from voting the securities held by that Fund’s account.

Each Portfolio Manager will review the proxy proposal for conflicts of interest as part of the overall vote review process.  All material conflicts of interest so identified by the Adviser will be addressed as described above in this Section III.A.

Limitations

In certain circumstances, in accordance with a Fund’s investment advisory agreement (or other written directive) or where the Adviser has determined that it is in the Fund’s best interest, the Adviser will not vote proxies received.  The following are certain circumstances where the Adviser will limit its role in voting proxies:

Fund Maintains Proxy Voting Authority: Where a Fund specifies in writing that it will maintain the authority to vote proxies itself or that it has delegated the right to vote proxies to a third party, the Adviser will not vote the securities and will direct the relevant custodian to send the proxy material directly to the Fund.  If any proxy material is received by the Adviser, it will promptly be forwarded to the Fund or specified third party.

Terminated Account:  Once a Fund account has been terminated with the Adviser in accordance with its investment advisory agreement, the Adviser will not vote any proxies received after the termination.  However, the Fund may specify in writing that proxies should be directed to the Fund (or a specified third party) for action.

Limited Value:  If the Adviser determines that the value of a Fund’s economic interest or the value of the portfolio holding is indeterminable or insignificant, the Adviser may abstain from voting a Fund’s proxies.  The Adviser also will not vote proxies received for securities which are no longer held by the Fund’s account.  In addition, the Adviser generally will not vote securities where the economic value of the securities in the Fund account is less than $500.

Securities Lending Programs:  When securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, in its discretion.  However, where the Adviser determines that a proxy vote (or other shareholder action) is materially important to the Fund’s account, the Adviser may recall the security for purposes of voting, subject to the securities lending agreements with the Fund’s custodian in place at that time.

Unjustifiable Costs:  In certain circumstances, after doing a cost-benefit analysis, the Adviser may abstain from voting where the cost of voting a Fund’s proxy would exceed any anticipated benefits to the Fund of the proxy proposal.

RECORD KEEPING

In accordance with Rule 204-2 under the Advisers Act, the Adviser will maintain for the time periods set forth in the Rule (i) these proxy voting procedures and policies, and all amendments thereto; (ii) all proxy statements received regarding securities held by the Fund (provided however, that the Adviser may rely on the proxy statement filed on EDGAR as its records); (iii) a record of all votes cast on behalf of each Fund; (iv) records of all client requests for proxy voting information; (v) any documents prepared by the Adviser that were material to making a decision how to vote or that memorialized the basis for the decision; and (vi) all records relating to requests made to the Funds regarding conflicts of interest in voting the proxy.

The Adviser will describe in its Part II of Form ADV (or other brochure fulfilling the requirement of Rule 204-3) its proxy voting policies and procedures and will inform each Fund as to how they may obtain information on how the Adviser voted proxies with respect to securities held by each Fund.  Clients may obtain information on how their securities were voted or a copy of the Adviser’s Policies and Procedures by written request addressed to the Adviser.  The Adviser will coordinate with each Fund to assist in the provision of all information required to be filed on Form N-PX.

PROXY VOTING GUIDELINES

Each proxy issue will be considered individually.  The following guidelines are a partial list, do not include all potential voting issues and are to be used in voting proposals contained in the proxy statements, but will not be used as rigid rules.  The Adviser is instructed to vote all proxies in accordance with these guidelines, except as otherwise instructed.  However, because proxy issues and the circumstances of individual companies are so varied, there may be instances when proxies may not be voted in strict adherence to these guidelines.

The following guidelines are grouped according to the types of proposals generally presented to stockholders.  Part A deals with proposals that have been approved and recommended by the company’s board of directors.  Part B deals with proposals submitted by stockholders for inclusion in proxy statements.  Part C addresses unique considerations pertaining to foreign issuers.

Board Approved Proposals

The vast majority of matters presented to stockholders relate to proposals made by the issuer itself.  These proposals have been approved and recommended by the issuer’s board of directors.  The Funds fully support the enhanced corporate governance practices being implemented and intend to hold corporate boards accountable for their actions in promoting stockholder interests.  Accordingly, the Funds’ proxies will generally be voted for board-approved proposals, except as follows:

The Funds will withhold votes for any nominee for director who is considered independent by the company but who has received compensation from the company other than for service as a director (such as for investment banking, consulting, legal or financial advisory services).

The Funds will vote on a case-by-case basis in contested elections of directors and on proposals to classify a board of directors.

The Funds will vote on a case-by-case basis on board approved proposals:

•                  relating to executive compensation.

•                  relating to changes in a company’s capitalization.

•                  relating to acquisitions, mergers, re-incorporations, reorganizations and other similar transactions.

•                  to adopt any form of anti-takeover measures.

•                  to amend a company’s charter or bylaws (except for charter amendments which are necessary to effect stock splits, to change a company’s name or to authorize additional shares of common stock).

•                  on other business matters where the Funds are otherwise withholding votes for the entire board of directors.

Stockholder Proposals

The Securities and Exchange Commission regulations permit stockholders to submit proposals for inclusion in a company’s proxy statement.  These proposals often seek to change some aspect of the company’s corporate governance structure or to change some aspect of its business operations.  The Funds will vote on a case-by-case basis on all shareholder proposals.

Voting Shares of Foreign Issuers

Because foreign issuers are incorporated outside of the United States, protection for shareholders may vary significantly from jurisdiction to jurisdiction.  Laws governing certain foreign issuers may provide substantially less protection for shareholders.  As a result, the above guidelines, which are premised on the existence of sound corporate governance and disclosure frameworks, may not be appropriate under some circumstances for foreign issuers.  Therefore, the Funds will vote proxies of foreign issuers on a case-by-case basis.

Approved as of March 5, 2007

PART C

Item 23. Exhibits.

(a)	Declaration of Trust and Amendments, filed as an exhibit to Registrant’s Post-Effective Amendment No. 60, dated July 31, 1999, is incorporated by reference.

(b)(1)	By-Laws and Amendments, filed as an exhibit to Registrant’s Post-Effective Amendment No. 60, dated July 31, 1999, is incorporated by reference.

(b)(2)	Amendment to By-Laws, filed as an exhibit to Registrant’s Post-Effective Amendment No. 79, dated September 28, 2005, is incorporated by reference.

(c)	See exhibits “a” and “b.”

(d)(1)

Form of Investment Management Agreement for Primary, U.S. Government and Treasury Funds dated June 26, 1999, filed as an exhibit to Post-Effective Amendment No. 63 to the Registration Statement, dated April 9, 2001, is incorporated by reference.

(d)(2)

Amendment to the Investment Management Agreement of Primary Fund, dated September 24, 2003, filed as an exhibit to Post-Effective Amendment No. 73 to the Registration Statement, dated September 2, 2004, is incorporated by reference.

(d)(3)

Amendment to the Investment Management Agreement of U.S. Government Fund, dated September 24, 2003, filed as an exhibit to Post-Effective Amendment No. 73 to the Registration Statement, dated September 2, 2004, is incorporated by reference.

(d)(4)

Amendment to the Investment Management Agreement of U.S. Treasury Fund, dated September 24, 2003, filed as an exhibit to Post-Effective Amendment No. 73 to the Registration Statement, dated September 2, 2004, is incorporated by reference.

(d)(5)

Amendment to Investment Management Agreement for Reserve Liquid Performance Money-Market Fund, dated September 29, 2005, filed as an exhibit to Post-Effective Amendment No. 82 to the Registration Statement, dated November 28, 2006, is incorporated by reference.

(d)(6)

Form of Investment Management Agreement for Reserve Liquid Performance Money-Market Fund, filed as an exhibit to Post-Effective Amendment No. 85 to the Registration Statement, dated November 28, 2006, is incorporated by reference.

(d)(7)

Amendment to the Investment Management Agreement of Primary Fund, dated September 13, 2007, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

(d)(8)

Amendment to the Investment Management Agreement of U.S. Government Fund, dated September 13, 2007, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

(d)(9)

Amendment to the Investment Management Agreement of U.S. Treasury Fund, dated September 13, 2007, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

(d)(10)

Amendment to the Investment Management Agreement of Reserve Liquid Performance Money-Market Fund, dated September 13, 2007, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

(d)(11)	Amendment to the Investment Management Agreement of U.S. Government II Fund, filed herewith.

(d)(12)	Amendment to the Investment Management Agreement of Primary II Fund, filed herewith.

(e)(1)	Form of Distribution Agreement, filed as an exhibit to Registrant’s Post-Effective Amendment No. 64, dated July 19, 2001, is incorporated by reference.

(e)(2)	Form of Registered Dealer Agreement, filed as an exhibit to Registrant’s Post-Effective Amendment No. 60, dated July 31, 1999, is incorporated by reference.

(f)	Not applicable.

(g)(1)	Global Custodian Agreement with Chase Manhattan Bank, filed as an exhibit to Registrant’s Post-Effective Amendment No. 60, dated July 31, 1999, is incorporated by reference.

(g)(2)	Amendment to Global Custodian Agreement, filed as an exhibit to Registrant’s Post-Effective Amendment No. 64, dated July 19, 2001, is incorporated by reference.

(g)(3)	Amendment to Global Custodian Agreement, dated April 27, 2005, filed as an exhibit to Registrant’s Post-Effective Amendment No. 79, dated September 28, 2005, is incorporated by reference.

(g)(4)

Amendment to Global Custodian Agreement, dated September 29, 2005, filed as an exhibit to Post-Effective Amendment No. 82 to the Registration Statement, dated January 11, 2006, is incorporated by reference.

(g)(5)	Amendment to Global Custody Agreement, dated October 1, 2007, filed herewith.

(g)(6)	Custodian Agreement with State Street Bank and Trust Company, filed herewith.

(h)	Not applicable.

(i)	Opinion and Consent of Counsel, filed herewith.

(j)	Consent of Independent Registered Public Accounting Firm, filed herewith.

(k)	Not applicable.

(l)	Purchase Agreement, dated January 10, 2006, filed as an exhibit to Post-Effective Amendment No. 82 to the Registration Statement, dated January 11, 2006, is incorporated by reference.

(m)(1)	Plan of Distribution, filed as an exhibit to Registrant’s Post-Effective Amendment No. 63, dated April 9, 2001, is incorporated by reference.

(m)(2)	Amended Schedules A and B to Plan of Distribution, filed as an exhibit to Registrant’s Post-Effective Amendment No. 87, dated September 28, 2007, is incorporated by reference.

(n)(1)	Registrant’s Amended and Restated Multiple Class Plan pursuant to Rule 18f-3, filed as an exhibit to Registrant’s Post-Effective Amendment No. 63, dated April 9, 2001, is incorporated by reference.

(n)(2)

Reserve Liquid Performance Money-Market Fund Multiple Class Plan pursuant to Rule 18f-3, filed as an exhibit to Post-Effective Amendment No. 82 to the Registration Statement, dated January 11, 2006, is incorporated by reference.

(n)(3)

Registrant’s Amended and Restated Multiple Class Plan pursuant to Rule 18f-3, filed as an exhibit to Post-Effective Amendment No. 83 to the Registration Statement, dated September 28, 2006, is incorporated by reference.

(n)(4)

Reserve Liquid Performance Money-Market Fund Amended and Restated Multiple Class Plan pursuant to Rule 18f-3, filed as an exhibit to Post-Effective Amendment No. 85 to the Registration Statement, dated November 28, 2006, is incorporated by reference.

(n)(5)

Registrant’s Amended and Restated Multiple Class Plan pursuant to Rule 18f-3, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

(o)	Power of Attorney, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

(p)	Code of Ethics, filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement, dated September 28, 2007, is incorporated by reference.

Item 24. Persons Controlled by or Under Common Control with Registrant.

The Registrant does not control and is not under common control with any person or entity.

Item 25. Indemnification.

Each Trustee, officer, employee or agent of the Registrant, and any person who has served at its request as a Director, Trustee, officer or employee of another business entity, shall be entitled to be indemnified by the Registrant to the fullest extent permitted by the laws of the Commonwealth of Massachusetts, subject to the provisions of the Investment Company Act of 1940 and the rules and regulations thereunder.  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of any expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed the final adjudication of such issue.

Item 26. Business and Other Connections of Investment Adviser.

Reserve Management Company, Inc. (“RMCI”) acts as the investment adviser for each series of the following open-end registered management investment companies: The Reserve Fund, Reserve Municipal Money-Market Trust II, Reserve New York Municipal Money-Market Trust, Reserve Municipal Money-Market Trust and Reserve Short Term Investment Trust.

Each executive officer of RMCI is listed below, including any business, profession, vocation or employment of a substantial nature in which each such person has been engaged since June 1, 2003 for his own account or in the capacity of director, officer, partner or trustee.  Mr. Bruce R. Bent is Chairman, President and Treasurer, Mr. Bruce R. Bent II is Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer, Mr. Arthur T. Bent III is Co-Chief Executive Officer, Senior Vice President and Assistant Secretary, Ms. Christina Massaro is Chief Compliance Officer, Mr. Patrick Farrell is Chief Financial Officer and Ms. Catherine Crowley is Secretary for each of the Trusts for which RMCI acts as investment adviser.  The address of each of the entities listed below is 1250 Broadway, 32nd Floor, New York, New York 10001-3701.

Name	Position(s) with the Adviser	Other Business
Bruce R. Bent	Chairman	Chairman of Reserve Management

Name	Position(s) with the Adviser	Other Business
Corporation; Chairman of Resrv Partners, Inc.
Bruce R. Bent II	Vice Chairman, President, Assistant Secretary and Assistant Treasurer	Vice Chairman, Senior Vice President, Assistant Secretary and Assistant Treasurer of Reserve Management Corporation; Vice-Chairman, Secretary and Assistant Treasurer of Resrv Partners, Inc.
Arthur T. Bent III	Vice Chairman, Chief Operating Officer, Treasurer, Senior Vice President and Assistant Secretary	Vice Chairman, President, Treasurer and Assistant Secretary of Reserve Management Corporation; Vice Chairman, Treasurer and Assistant Secretary of Resrv Partners, Inc.
Christina Massaro	Chief Compliance Officer	Chief Compliance Officer of Resrv Partners, Inc.
Patrick J. Farrell	Chief Financial Officer	Chief Financial Officer of Resrv Partners, Inc.
Catherine Crowley	General Counsel, Secretary and Senior Vice President	General Counsel, Secretary and Senior Vice President of Reserve Management Corporation; General Counsel, Secretary and Senior Vice President of Resrv Partners, Inc.

Item 27. Principal Underwriters.

(a)                                  Resrv Partners, Inc., the principal underwriter of the Registrant, also acts as principal underwriter to The Reserve Fund, Reserve Municipal Money-Market Trust II, Reserve New York Municipal Money-Market Trust, Reserve Municipal Money-Market Trust and Reserve Short-Term Investment Trust.

(b)                                 Provided below is the name, positions and offices with Resrv Partners, Inc. and positions and offices with each series of the Registrant for each Director, Officer or partner of Resrv Partners, Inc.  The principal business address of each such person is 1250 Broadway, 32nd Floor, New York, New York 10001.

Name	Position(s) and office(s) with Resrv Partners, Inc	Position(s) and office(s) with the Registrant
Bruce R. Bent	Chairman	Chairman, President and Treasurer
Bruce R. Bent II	Vice-Chairman, Secretary and Assistant Treasurer	Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer
Arthur T. Bent III	Vice-Chairman, Treasurer and Assistant Secretary	Co-Chief Executive Officer, Senior Vice President and Assistant Secretary
Mary Belmonte	President	None
Christina Massaro	Chief Compliance Officer	Chief Compliance Officer
Patrick J. Farrell	Chief Financial Officer	Chief Financial Officer
Catherine Crowley	General Counsel, Secretary and Senior Vice President	Secretary

(c)                                  Not applicable.

Item 28. Location of Accounts and Records.

All records required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are maintained at 1250 Broadway, New York, NY 10001-3701 except those relating to receipts and deliveries of securities, which are maintained by the Registrant’s Custodian.

Item 29. Management Services.

None.

Item 30. Undertakings.

Not applicable.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of New York and State of New York, on the 16th day of November, 2007.

The Reserve Fund

By:
Bruce R. Bent II, Co-Chief Executive Officer,
Senior Vice President and Assistant Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

	Chairman, President, Treasurer	November 16, 2007
Bruce R. Bent	and Trustee

Co-Chief Executive Officer,
Arthur T. Bent III	Senior Vice President and Assistant	November 16, 2007
Secretary

Bruce R. Bent II*	Co-Chief Executive Officer, Senior Vice	November 16, 2007
President and Assistant Treasurer

William Viklund*	Trustee	November 16, 2007

Joseph D. Donnelly*	Trustee	November 16, 2007

Edwin Ehlert, Jr.*	Trustee	November 16, 2007

William J. Montgoris*	Trustee	November 16, 2007

Frank J. Stalzer*	Trustee	November 16, 2007

Santa Albicocco*	Trustee	November 16, 2007

Stephen P. Zieniewicz*	Trustee	November 16, 2007

Ronald J. Artinian*	Trustee	November 16, 2007

* By:

Bruce R. Bent as Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Numbers	Description

(d)(10)	Amendment to Investment Management Agreement

(d)(11)	Amendment to Investment Management Agreement

(g)(5)	Amendment to Global Custody Agreement

(g)(6)	Custodian Agreement

(i)	Opinion and Consent of Counsel

(j)	Consent of Independent Registered Public Accounting Firm

Appendix C

Exhibit 99.(d)(10)

RESERVE FUND

COMPREHENSIVE FEE

INVESTMENT MANAGEMENT AGREEMENT

THIS AGREEMENT (“Agreement”), dated the 13th day of September, 2007, made and entered into by and between the Reserve Fund, a Massachusetts business trust (the “Trust”), on behalf of the Funds listed on Schedule A (each a “Fund”), and Reserve Management Company, Inc., a New Jersey corporation having its principal place of business in New York (the “Manager”).

WHEREAS, the Trust is an investment management company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

WHEREAS, the Trust is authorized to issue an unlimited number of shares of beneficial interest, par value of $.001, in separate series or classes of series, each representing an interest in a separate portfolio of investment securities and other assets;

The parties agree as follows:

1.      INVESTMENT SERVICES. The Manager shall select and manage the Fund’s investments and shall determine what investments shall be made or disposed of by the Fund and shall effect such acquisitions and dispositions, all in furtherance of the Fund’s investment objective and policies, subject to the overall control and direction of the Board of Trustees of the Trust (the “Trustees”). The Manager shall report on such activities to the Trustees and shall submit such reports and other information thereon as the Trustees shall from time to time request. Notwithstanding any other provision hereof, the Manager, with the approval of the Trustees, may contract with one or more Sub-Investment Managers to perform any of the investment management services; provided, however, any compensation paid will be the sole responsibility of the Manager.

2.      OTHER SERVICES AND ASSUMPTION OF CERTAIN EXPENSES. The Manager shall furnish (or arrange for affiliates to furnish) to the Trust, on behalf of the Fund: (i) the services of a President and such other executive officers as may be requested by the Fund, (ii) office space and customary office facilities to the extent that the Fund’s activities occur in New York, (iii) maintain Fund records not otherwise maintained by the Fund’s custodian, distributor or sub-investment managers, and (iv) all accounting, administrative, clerical, secretarial and statistical services as may be required by the Fund for the operation of its business and compliance with applicable laws. The Manager shall pay the compensation of all officers of the Trust on behalf of the Fund and all operating and other expenses of the Fund except Excluded Expenses. Excluded Expenses are: interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust’s Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Trustees who are not interested persons of the Manager as defined in the Investment Company Act (the “Independent Trustees”) including the fees of the independent counsel of the Independent Trustees. The Manager may contract with other parties to perform any of the ordinary administrative services required of the Manager; provided, however any compensation paid for such services will be the responsibility of the Manager.

3.      COMPENSATION OF THE MANAGER. The Fund shall pay to the Manager as compensation for the services rendered hereunder and as full reimbursement for all officers, compensation and expenses of the Fund required to be paid by the Manager under paragraph 2 hereof, a management fee equal to a percentage of the average daily net assets attributable to each class of the Portfolio’s shares set forth in Schedule B.

The Management Fee shall be computed and accrued daily and shall be paid by the Fund to the Manager daily.

4.      COMPLIANCE WITH APPLICABLE REQUIREMENTS. This Agreement will be performed in accordance with the requirements of the Investment Company Act and the Investment Advisers Act of 1940, as amended, and the rules and regulations under such acts, to the extent that the subject matter of the

Agreement is within the purview of such acts and such rules and regulations. The Manager will assist the Trust on behalf of the Fund in complying with the requirements of the Investment Company Act, and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations under such Acts and in qualifying as a regulated investment company under the Internal Revenue Code of 1986, as amended, and applicable regulations of the Internal Revenue Service thereunder. In carrying out its obligations under this Agreement, the Manager shall at all times conform to the provisions of the Declaration of Trust and By-Laws, the provisions of the currently effective Registration Statement of the Fund under the Investment Company Act and the Securities Act, and any other applicable provisions of state or Federal law.

5.      TERMINATION. This Agreement shall be in effect for an initial two-year period and shall continue in effect from year to year thereafter, but only so long as such continuance is specifically approved at least annually by (i) either a majority of the Board of Trustees of the Trust or the vote of a majority of the outstanding voting securities of the Fund, and (ii) separately by a majority of the Trustees who are not parties to this Agreement or interested persons (as defined in the Investment Company Act) of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval; provided, however, that if the shareholders of the Fund fail to approve the Agreement, if required by law, the Manager may continue to serve in such capacity in the manner and to the extent permitted by the Investment Company Act, and the rules thereunder.

Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time, without payment of any penalty, by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund, on 60 days’ written notice to the Manager, or by the Manager on like notice to the Trust.

The name “Reserve” or “Resrv” or any variation of them shall be deemed to have been licensed to the Trust by the Manager. In the event of termination of this Agreement, the Manager may terminate or revoke such license on 90 days’ written notice to the Trust. On or before the date of such revocation or termination, the Trust will change its name to another name which does not include the word “Reserve.”

6.      NON-ASSIGNABILITY. This Agreement shall not be assignable by either party hereto and shall automatically terminate forthwith in the event of such assignment, within the meaning of the Investment Company Act.

7.      APPROVAL OF AMENDMENTS. Any material amendments to this Agreement shall be approved by vote of the holders of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund.

8.      NON-EXCLUSIVITY. The services of the Manager to the Trust are not to be deemed exclusive and the Trust agrees that the Manager is free to act as investment manager to various investment companies and other managed accounts. For purposes of this Agreement and the undertakings provided for herein, the Manager shall at all times be considered as an independent contractor, and shall not be considered as an agent of the Trust and shall have no authority to act for or represent the Trust in any way.

9.      LIABILITY OF THE MANAGER. In performing its duties hereunder, the Manager may rely on all documentation and information furnished it by the Trust. Except as may otherwise be provided by the Investment Company Act, neither the Manager nor its officers, directors, employees or agents shall be subject to any liability for any act or omission in the course of, connected with or arising out of any services to be rendered hereunder, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Manager’s duties or by reason of reckless disregard of the Manager’s obligations and duties under this Agreement.

10.    NOTICES. Any notices and communications required hereunder shall be in writing and shall be deemed given when delivered in person or when sent by first-class, registered or certified mail to the Manager or to the Trust at 1250 Broadway, 32nd Floor, New York, New York 10001, or at such addresses as either party may from time to time specify by notice to the other.

11.    DEFINITIONS. The terms “assignment,” “interested person,” and “majority of the outstanding voting securities,” when used in this Agreement, shall have the respective meanings specified under the Investment Company Act and the rules thereunder.

2

12.    GOVERNING LAW. The terms and provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of New York as at the time in effect and the applicable provisions of the Investment Company Act. To the extent that the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, the latter shall control.

13.    SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall be deemed to be severable.

14.    SHAREHOLDER LIABILITY. The Manager understands and agrees that the obligations of the Trust under this Agreement are not binding upon any shareholder of the Trust personally, but bind only the Fund and the property of the Fund. The Manager represents that it has notice of the provisions of the Declaration of Trust of the Trust disclaiming shareholder liability for acts or obligations of the Trust.

15.    ENFORCEMENT LIMITED TO FUND. The Manager understands and agrees that any debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing under this Agreement shall be enforceable against the assets of the Fund only, and not against the assets of the Trust, generally, or the assets of any other separate series of the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed on the day and year first above written.

The Reserve Fund, on behalf of the U.S
Government II Fund

	By:	/s/ Bruce R. Bent
Chairman

ATTEST:

/s/ Arthur T. Bent III
Assistant Secretary

RESERVE MANAGEMENT COMPANY, INC.

	By:	/s/ Bruce R. Bent II
President

ATTEST:

/s/ Arthur T. Bent III
Assistant Secretary

3

Schedule A

FUND

U.S. Government II

4

Schedule B

Institutional	0.15

5

Exhibit 99.(d)(11)

RESERVE FUND

AMENDED COMPREHENSIVE FEE

INVESTMENT MANAGEMENT AGREEMENT

THIS AGREEMENT (“Agreement”), dated the 17th day of April, 2007, as amended, on July 16, 2007, and September 13, 2007 made and entered into by and between the Reserve Fund, a Massachusetts business trust (the “Trust”), on behalf of the Funds listed on Schedule A (each a “Fund”), and Reserve Management Company, Inc., a New Jersey corporation having its principal place of business in New York (the “Manager”).

WHEREAS, the Trust is an investment management company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

WHEREAS, the Trust is authorized to issue an unlimited number of shares of beneficial interest, par value of $.001, in separate series or classes of series, each representing an interest in a separate portfolio of investment securities and other assets;

The parties agree as follows:

1.      INVESTMENT SERVICES. The Manager shall select and manage the Fund’s investments and shall determine what investments shall be made or disposed of by the Fund and shall effect such acquisitions and dispositions, all in furtherance of the Fund’s investment objective and policies, subject to the overall control and direction of the Board of Trustees of the Trust (the “Trustees”). The Manager shall report on such activities to the Trustees and shall submit such reports and other information thereon as the Trustees shall from time to time request. Notwithstanding any other provision hereof, the Manager, with the approval of the Trustees, may contract with one or more Sub-Investment Managers to perform any of the investment management services; provided, however, any compensation paid will be the sole responsibility of the Manager.

2.      OTHER SERVICES AND ASSUMPTION OF CERTAIN EXPENSES. The Manager shall furnish (or arrange for affiliates to furnish) to the Trust, on behalf of the Fund: (i) the services of a President and such other executive officers as may be requested by the Fund, (ii) office space and customary office facilities to the extent that the Fund’s activities occur in New York, (iii) maintain Fund records not otherwise maintained by the Fund’s custodian, distributor or sub-investment managers, and (iv) all accounting, administrative, clerical, secretarial and statistical services as may be required by the Fund for the operation of its business and compliance with applicable laws. The Manager shall pay the compensation of all officers of the Trust on behalf of the Fund and all operating and other expenses of the Fund except Excluded Expenses. Excluded Expenses are: interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust’s Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Trustees who are not interested persons of the Manager as defined in the Investment Company Act (the “Independent Trustees”) including the fees of the independent counsel of the Independent Trustees. The Manager may contract with other parties to perform any of the ordinary administrative services required of the Manager; provided, however any compensation paid for such services will be the responsibility of the Manager.

3.      COMPENSATION OF THE MANAGER. The Fund shall pay to the Manager as compensation for the services rendered hereunder and as full reimbursement for all officers, compensation and expenses of the Fund required to be paid by the Manager under paragraph 2 hereof, a management fee equal to a percentage of the average daily net assets attributable to each class of the Portfolio’s shares set forth in Schedule B.

The Management Fee shall be computed and accrued daily and shall be paid by the Fund to the Manager daily.

4.      COMPLIANCE WITH APPLICABLE REQUIREMENTS. This Agreement will be performed in accordance with the requirements of the Investment Company Act and the Investment Advisers Act of

1940, as amended, and the rules and regulations under such acts, to the extent that the subject matter of the Agreement is within the purview of such acts and such rules and regulations. The Manager will assist the Trust on behalf of the Fund in complying with the requirements of the Investment Company Act, and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations under such Acts and in qualifying as a regulated investment company under the Internal Revenue Code of 1986, as amended, and applicable regulations of the Internal Revenue Service thereunder. In carrying out its obligations under this Agreement, the Manager shall at all times conform to the provisions of the Declaration of Trust and By-Laws, the provisions of the currently effective Registration Statement of the Fund under the Investment Company Act and the Securities Act, and any other applicable provisions of state or Federal law.

5.      TERMINATION. This Agreement shall be in effect for an initial two-year period and shall continue in effect from year to year thereafter, but only so long as such continuance is specifically approved at least annually by (i) either a majority of the Board of Trustees of the Trust or the vote of a majority of the outstanding voting securities of the Fund, and (ii) separately by a majority of the Trustees who are not parties to this Agreement or interested persons (as defined in the Investment Company Act) of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval; provided, however, that if the shareholders of the Fund fail to approve the Agreement, if required by law, the Manager may continue to serve in such capacity in the manner and to the extent permitted by the Investment Company Act, and the rules thereunder.

Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time, without payment of any penalty, by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund, on 60 days’ written notice to the Manager, or by the Manager on like notice to the Trust.

The name “Reserve” or “Resrv” or any variation of them shall be deemed to have been licensed to the Trust by the Manager. In the event of termination of this Agreement, the Manager may terminate or revoke such license on 90 days’ written notice to the Trust. On or before the date of such revocation or termination, the Trust will change its name to another name which does not include the word “Reserve.”

6.      NON-ASSIGNABILITY. This Agreement shall not be assignable by either party hereto and shall automatically terminate forthwith in the event of such assignment, within the meaning of the Investment Company Act.

7.      APPROVAL OF AMENDMENTS. Any material amendments to this Agreement shall be approved by vote of the holders of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund.

8.      NON-EXCLUSIVITY. The services of the Manager to the Trust are not to be deemed exclusive and the Trust agrees that the Manager is free to act as investment manager to various investment companies and other managed accounts. For purposes of this Agreement and the undertakings provided for herein, the Manager shall at all times be considered as an independent contractor, and shall not be considered as an agent of the Trust and shall have no authority to act for or represent the Trust in any way.

9.      LIABILITY OF THE MANAGER. In performing its duties hereunder, the Manager may rely on all documentation and information furnished it by the Trust. Except as may otherwise be provided by the Investment Company Act, neither the Manager nor its officers, directors, employees or agents shall be subject to any liability for any act or omission in the course of, connected with or arising out of any services to be rendered hereunder, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Manager’s duties or by reason of reckless disregard of the Manager’s obligations and duties under this Agreement.

10.    NOTICES. Any notices and communications required hereunder shall be in writing and shall be deemed given when delivered in person or when sent by first-class, registered or certified mail to the Manager or to the Trust at 1250 Broadway, 32nd Floor, New York, New York 10001, or at such addresses as either party may from time to time specify by notice to the other.

2

11.    DEFINITIONS. The terms “assignment,” “interested person,” and “majority of the outstanding voting securities,” when used in this Agreement, shall have the respective meanings specified under the Investment Company Act and the rules thereunder.

12.    GOVERNING LAW. The terms and provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of New York as at the time in effect and the applicable provisions of the Investment Company Act. To the extent that the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, the latter shall control.

13.    SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall be deemed to be severable.

14.    SHAREHOLDER LIABILITY. The Manager understands and agrees that the obligations of the Trust under this Agreement are not binding upon any shareholder of the Trust personally, but bind only the Fund and the property of the Fund. The Manager represents that it has notice of the provisions of the Declaration of Trust of the Trust disclaiming shareholder liability for acts or obligations of the Trust.

15.    ENFORCEMENT LIMITED TO FUND. The Manager understands and agrees that any debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing under this Agreement shall be enforceable against the assets of the Fund only, and not against the assets of the Trust, generally, or the assets of any other separate series of the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed on the day and year first above written.

The Reserve Fund, on behalf of the Primary II
Fund

	By:	/s/ Bruce R. Bent
Chairman

ATTEST:

/s/ Arthur T. Bent III
Assistant Secretary

RESERVE MANAGEMENT COMPANY, INC.

	By:	/s/ Bruce R. Bent II
President

ATTEST:

/s/ Arthur T. Bent III
Assistant Secretary

3

Schedule A

FUND

Primary II

4

Schedule B

Class Institutional	0.15

QR I	0.81

QR II	0.81

5

Exhibit 99.(g)(5)

Amendment to Global Custody Agreement

Amendment, dated as of October 1, 2007, to the January 6, 1998 custody agreement (“Agreement”) between J.P. Morgan Chase Bank, N.A.. (f/k/a The Chase Manhattan Bank) and each of the funds set forth in Schedule A attached thereto (the “Funds”).

It is hereby agreed as follows:

1.             Schedule A to the Agreement is hereby amended by deleting the schedule and replacing it in its entirety with the Schedule A attached hereto.

2.             Except as modified hereby, the Agreement is confirmed in all respects.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Bruce R. Bent
Name: Bruce R. Bent
Title: President and Treasurer

J.P. Morgan chase Bank, N.A.

By:	/s/ Michael G. Davisson
Name: Michael G. Davisson
Title: Vice President

Schedule A

Portfolios of The Reserve Funds

I.              The Reserve Fund

•              Primary Fund

•              U.S. Government Fund - U.S. Treasury Fund

•              Primary II Fund

•              U.S. Government II Fund - U.S. Treasury II Fund

II.            Reserve Municipal Money-Market Trust II Trust
                (f/k/a Reserve Tax-Exempt Trust)

•              Interstate Tax-Exempt Fund

•              Interstate Tax-Exempt Il Fund

•              California Municipal Money-Market Fund
(f/k/a California Tax-Exempt Trust)

•              Connecticut Municipal Money-Market Fund
(f/k/a Connecticut Tax-Exempt Trust)

•              Florida Municipal Money-Market Fund
(f/k/a Florida Tax-Exempt Trust)

                Massachusetts Municipal Money-Market Fund
                (f/k/a Massachusetts Tax-Exempt Trust)

•              Michigan Municipal Money-Market Fund
(f/k/a Michigan Tax-Exempt Trust)

•              New Jersey Municipal Money-Market Fund
(f/k/a New Jersey Tax-Exempt Trust)

•              Ohio Municipal Money-Market Fund
(f/k/a Ohio Tax-Exempt Trust)

•              Pennsylvania Municipal Money-Market Fund
(f/k/a Pennsylvania Tax-Exempt Trust)

•              Virginia Municipal Money-Market Fund
(f/k/a Virginia Tax-Exempt Trust)

III.           Reserve New York Municipal Money-Market Trust
                (f/k/a Reserve Tax-Exempt Trust)

•              New York Municipal Money-Market Fund
(f/k/a New York Tax-Exempt Trust)

IV.           Reserve Municipal Money-Market Trust

•              Arizona Municipal Money-Market Fund

•              Louisiana Municipal Money-Market Fund

•              Minnesota Municipal Money-Market Fund

V.            Reserve Short Term Investment Trust

•              Reserve Yield Plus Fund

•              Reserve Yield Plus Institutional Fund

VI.           Reserve International Liquidity Fund, Ltd.

VII.         The Reserve Enhanced Cash Strategies Portfolio, LLC

Exhibit 99.(g)(6)

MASTER CUSTODIAN AGREEMENT

This Agreement is made as of                                       , 2007 by and among each management investment company identified on Appendix A hereto (each such investment company and each management investment company made subject to this Agreement in accordance with Section 18.5 below, shall hereinafter be referred to as (the “Fund”), and STATE STREET BANK and TRUST COMPANY, a Massachusetts trust company (the “Custodian”),

WITNESSETH:

WHEREAS, each Fund may or may not be authorized to issue shares of common stock or shares of beneficial interest in separate series (“Shares”), with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, each Fund so authorized intends that this Agreement be applicable to each of its series set forth on Appendix A hereto (such series together with all other series subsequently established by the Fund and made subject to this Agreement in accordance with Section 18.6 below, shall hereinafter be referred to as the “Portfolio(s)”).

WHEREAS, each Fund not so authorized intends that this Agreement be applicable to it and all references hereinafter to one or more “Portfolio(s)” shall be deemed to refer to such Fund(s); and

Now, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

SECTION 1.                                     EMPLOYMENT OF CUSTODIAN AND PROPERTY TO BE HELD BY IT

Each Fund hereby employs the Custodian as a custodian of assets of the Portfolios, including securities which the Fund, on behalf of the applicable Portfolio, desires to be held in places within the United States (“domestic securities”) and securities it desires to be held outside the United States (“foreign securities”).  Each Fund, on behalf of its Portfolio(s), agrees to deliver to the Custodian all securities and cash of the Portfolios, and all payments of income, payments of principal or capital distributions received by it with respect to all securities owned by the Portfolio(s) from time to time, and the cash consideration received by it for such Shares as maybe issued or sold from time to time.  The Custodian shall not be responsible for any property of a Portfolio which is not received by it or which is delivered out in accordance with Proper Instructions (as such term is defined in Section 7 hereof) including, without limitation, Portfolio property (i) held by brokers, private bankers or other entities on behalf of the Portfolio (each a “Local Agent”), (ii) held by Special Sub-Custodians (as such term is defined in Section 5 hereof), (iii) held by entities which have advanced monies to or on behalf of the portfolio and which have received Portfolio property as security for such advance(s) (each a “Pledgee”), or (iv) delivered or otherwise removed from the custody of the Custodian (a) in connection with any Free Trade (as such term is defined in Sections 2.2(14) and 2.6(7) hereof) or (b) pursuant to Special Instructions (as such term is defined in Section 7 hereof).  With respect to uncertificated shares (the “Underlying Shares”) of registered “investment companies” (as defined in Section 3(a)(1) of the Investment Company Act of 1940, as amended from time to time (the “1940 Act”)), whether in the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) or otherwise, including pursuant to Section 12(d)(1)(F) of the 1940 Act (hereinafter sometimes referred to as the “Underlying Portfolios”) the holding of confirmation statements that identify the shares as being recorded in the Custodian’s name on behalf of the Portfolios will be deemed custody for purposes hereof

Upon receipt of Proper Instructions, the Custodian shall on behalf of the applicable Portfolio(s) from time to time employ one or more sub-custodians located in the United States, but only in accordance with an applicable vote by the Board of Trustees or the Board of Directors of the Fund (as appropriate, and in each case, the “Board”) on behalf of the applicable Portfolio(s), and provided that the Custodian shall have no more or less responsibility or liability to any Fund on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian.  The Custodian may place and maintain each Fund’s foreign securities with foreign banking institution sub-custodians employed by the Custodian and/or foreign securities depositories, all as designated in Schedules A and B hereto, but only in accordance with the applicable provisions of Sections 3 and 4 hereof.

SECTION 2.                                     DUTIES OF THE CUSTODIAN WITH RESPECT TO PROPERTY OF THE PORTFOLIOS TO BE HELD IN THE UNITED STATES

SECTION 2.1         HOLDING SECURITIES.  The Custodian shall hold and physically segregate for the account of each Portfolio all non-cash property, to behold by it in the United States, including all domestic securities owned by such Portfolio other than (a) securities which are maintained pursuant to Section 2:8 in a clearing agency which acts as a securities depository or in a book-entry system authorized by the U.S. Department of the Treasury (each, a “U.S. Securities System”) and (b) Underlying Shares owned by each Fund which are maintained pursuant to Section 2.10 hereof in an account with State Street Bank and Trust Company or such other entity which may from time to time act as a transfer agent for the Underlying Portfolios and with respect to which the Custodian is provided with Proper Instructions (the “Underlying Transfer Agent”).

SECTION 2.2         DELIVERY OF SECURITIES.  The Custodian shall release and deliver domestic securities owned by a Portfolio held by the Custodian, in a U.S. Securities System account of the Custodian or in an account at the Underlying Transfer Agent, only upon receipt of Proper Instructions on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

(1)                                  Upon sale of such securities for the account of the Portfolio and receipt of payment therefor,
(2)                                  Upon the receipt of payment in connection with any repurchase agreement related to such securities entered into by the Portfolio;
(3)                                  In the case of a sale effected through a U.S. Securities System, in accordance with the provisions of Section 2.8 hereof;
(4)                                  To the depository agent in connection with tender or other similar offers for securities of the Portfolio;
(5)                                  To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;
(6)                                  To the issuer thereof, or its agent, for transfer into the name of the Portfolio or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 23 or into the name or nominee name of any sub-custodian appointed pursuant to Section 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;
(7)                                  Upon the sale of such securities for the account of the Portfolio, to the broker or its clearing agent, against a receipt, for examination in accordance with “street delivery” custom; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian’s own negligence or willful misconduct;
(8)                                  For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

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(9)                                  In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;
(10)                            For delivery in connection with any loans of securities made by the Portfolio (a) against receipt of collateral as agreed from time to time by the Fund on behalf of the Portfolio, except that in connection with any loans for which collateral is to be credited to the Custodian’s account in the book entry system authorized by the U.S. Department of the Treasury, the Custodian will not be held liable or responsible for the delivery of securities owned by the Portfolio prior to the receipt of such collateral or (b) to the lending agent, or the lending agent’s custodian, in accordance with written Proper instructions (which may not provide for the receipt by the Custodian of collateral therefor) agreed upon from time to time by the Custodian and the Fund;
(11)                            For delivery as security in connection with any borrowing by a Fund on behalf of a Portfolio requiring a pledge of assets by the Fund on behalf of such Portfolio;
(12)                            For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and a member of The National Association of Securities Dealers, Inc. (the “NASD”), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund on behalf of a Portfolio;
(13)                            For delivery in accordance with the provisions of any agreement among a Fund on behalf of the Portfolio, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission (the “CFTC”) and/or any contract market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Fund on behalf of a Portfolio;
(14)                            Upon the sale or other delivery of such investments (including, without limitation, to one or more (a) Special Sub-Custodians or (b) additional custodians appointed by the Fund, and communicated to the Custodian from time to time via a writing duly executed by an authorized officer of the Fund, for the purpose of engaging in repurchase agreement transactions(s), each a “Repo Custodian”), and prior to receipt of payment therefor, as set forth in written Proper Instructions (such delivery in advance of payment, along with payment in advance of delivery made in accordance with Section 2.6(7), as applicable, shall each be referred to herein as a “Free Trade”), provided that such Proper Instructions shall set forth (a) the securities of the Portfolio to be delivered and (b) the person(s) to whom delivery of such securities shall be made;
(15)                            Upon receipt of instructions from the Fund’s transfer agent (the “Transfer Agent”) for delivery to such Transfer Agent or to the holders of Shares in -connection with distributions in kind, as may be described from time to time in the currently effective prospectus and statement of additional information of the Fund related to the Portfolio (the “Prospectus”), in satisfaction of requests by holders of Shares for repurchase or redemption;
(16)                            In the case of a sale processed through the Underlying Transfer Agent of Underlying Shares, in accordance with Section 2.10 hereof-,
(17)                            For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund on behalf of the Portfolio; and

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(18)                            For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio specifying (a) the securities of the Portfolio to be delivered and (b) the person or persons to whom delivery of such securities shall be made.

SECTION 2.3         REGISTRATION OF SECURITIES.  Domestic securities held by the Custodian (other than bearer securities) shall be registered in the name of the Portfolio or in the name of any nominee of a Fund on behalf of the Portfolio or of any nominee of the Custodian which nominee shall be assigned exclusively to the Portfolio, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other registered management investment companies having the same investment adviser as the Portfolio, or in the name or nominee name of any agent appointed pursuant to Section 2.7 or in the name or nominee name of any sub-custodian appointed pursuant to Section 1.  All securities accepted by the Custodian on behalf of the Portfolio under the terms of this Agreement shall be in “street name” or other good delivery form.  If, however, a Fund directs the Custodian to maintain securities in “street name”, the Custodian shall utilize its best efforts only to timely collect income due the Fund on such securities and to notify the Fund on a best efforts basis only of relevant corporate actions including, without limitation, pendency of calls, maturities, tender or exchange offers.

SECTION 2.4         BANK ACCOUNTS.  The Custodian shall open and maintain a separate bank account or accounts in the United States in the name of each Portfolio of each Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Agreement, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Portfolio, other than cash maintained by the Portfolio in a bank account established and used in accordance with Rule 17f-3 under the 1940 Act.  Funds held by the Custodian for a Portfolio may be deposited by it to its credit as Custodian in the banking department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such hank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the funds to be deposited with each such bank or trust company shall on behalf of each applicable Portfolio be approved by vote of a majority of the Board.  Such funds shall be deposited by the Custodian in its capacity as Custodian and shall be withdrawable by the Custodian only in that capacity.

SECTION 2.5         COLLECTION OF INCOME.  Except with respect to Portfolio property released and delivered pursuant to Section 2.2(14) or purchased pursuant to Section 2.5(7), and subject to the provisions of Section 2.3, the Custodian shall collect on a timely basis all income and other payments with respect to registered domestic securities held hereunder to which each Portfolio shall be entitled either by law or pursuant to custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer domestic securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof and shall credit such income, as collected, to such Portfolio’s custodian account.  Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder.  Income due each Portfolio on securities loaned pursuant to the provisions of Section 2.2 (10) shall be the responsibility of the applicable Fund.  The Custodian will have no duty or responsibility in connection therewith, other than to provide the Fund with such information or data as may be necessary to assist the Fund in arranging for the timely delivery to the Custodian of the income to which the Portfolio is properly entitled.

SECTION 2.6         PAYMENT OF FUND MONIES.  Upon receipt of Proper Instructions on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of a Portfolio in the following cases only:

(1)                                  Upon the purchase of domestic securities, options, futures contracts or options on futures contracts for the account of the Portfolio but only (a) against the delivery of such securities or evidence of title to such options, futures contracts or options on futures contracts to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the 1940 Act to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Portfolio or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer; (b) in the case of a purchase effected through a U.S. Securities System, in accordance with the conditions set forth in Section 2.8 hereof, (c) in the case of a purchase of Underlying Shares, in accordance with the conditions set forth in Section 2.10 hereof; (d) in the case of repurchase agreements entered into

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between the applicable Fund on behalf of a Portfolio and the Custodian, or another bank, or a broker-dealer which is a member of NASD, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian’s account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase by the Portfolio of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Portfolio; or (e) for transfer to a time deposit account of the Fund in any bank, whether domestic or foreign; such transfer may be effected prior to receipt of a confirmation from a broker and/or the applicable bank pursuant to Proper Instructions from the Fund as defined herein;
(2)                                  In connection with conversion, exchange or surrender of securities owned by the Portfolio as set forth in Section 2.2 hereof;
(3)                                  For the redemption or repurchase of Shares issued as set forth in Section 6 hereof;
(4)                                  For the payment of any expense or liability incurred by the Portfolio, including but not limited to the following payments for the account of the Portfolio: interest, taxes, management, accounting, transfer agent and legal fees, and operating expenses of the Fund whether or not such expenses axe to be in whole or part capitalized or treated as deferred expenses;
(5)                                  For the payment of any dividends or Shares declared pursuant to the Fund’s articles of incorporation or organization and by-laws or agreement or declaration of trust, as applicable, and Prospectus (collectively, “Governing Documents”);
(6)                                  For payment of the amount of dividends received in respect of securities sold short;
(7)                                  Upon the purchase of domestic investments including, without limitation, repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), and prior to receipt of such investments, as set forth in written Proper Instructions (such payment in advance of delivery, along with delivery in advance of payment made in accordance with Section 2.2(14), as applicable, shall each be referred to herein as a “Free Trade”), provided that such Proper Instructions shall also set forth (a) the amount of such payment and (b) the person(s) to whom such payment is made;
(8)                                  For payment as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund on behalf of the Portfolio; and
(9)                                  For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the Portfolio specifying (a) the amount of such payment and (b) the person or persons to whom such payment is to be made.

SECTION 2.7         APPOINTMENT OF AGENTS.  The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the 1940 Act to act as a custodian, as its agent to carryout such of the provisions of this Section 2 as the Custodian may from time to time direct; provided, however, that the appointment of any agent shall not relieve the Custodian of its responsibilities or liabilities hereunder.  The Underlying Transfer Agent shall not be deemed an agent or sub-custodian of the Custodian for purposes of this Section 2.7 or any other provision of this Agreement.

SECTION 2.8         DEPOSIT OF FUND ASSETS IN U.S. SECURITIES SYSTEMS.  The Custodian may deposit and/or maintain securities owned by a Portfolio in a U.S. Securities System in compliance with the conditions of Rule 17f4 under the 1940 Act, as amended from time to time.

SECTION 2.9         SEGREGATED ACCOUNT.  The Custodian shall upon receipt of Proper Instructions on behalf of each applicable Portfolio, establish and maintain a segregated account or accounts for and on behalf of each such Portfolio, into which account or accounts may be transferred cash and/or securities, including securities

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maintained in an account by the Custodian pursuant to Section 2.8 hereof, (a) in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Exchange Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the CFTC or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Portfolio, (b) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Portfolio or commodity futures contracts or options thereon purchased or sold by the Portfolio, (c) for the purposes of compliance by the Portfolio with the procedures required by Investment Company Act Release No. 10666, or any subsequent release of the U.S. Securities and Exchange Commission (the “SEC”) or interpretative opinion of the staff of the SEC, relating to the maintenance of segregated accounts by registered management investment companies, and (d) for any other purpose in accordance with Proper Instructions.

SECTION 2.10       DEPOSIT OF FUND ASSETS WITH THE UNDERLYING  TRANSFER AGENT.  Underlying Shares beneficially owned by the Fund, on behalf of a Portfolio, shall be deposited and/or maintained in an account or accounts maintained with an Underlying Transfer Agent and the Custodian’s only responsibilities with respect thereto shall be limited to the following:

(1)                                  Upon receipt of a confirmation or statement from an Underlying Transfer Agent that such Underlying Transfer Agent is holding or maintaining Underlying Shares in the name of the Custodian (or a nominee of the Custodian) for the benefit of a Portfolio, the Custodian shall identify by book-entry that such Underlying Shares are being held by it as custodian for the benefit of such Portfolio.
(2)                                  In respect of the purchase of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall pay out monies of such Portfolio as so directed, and record such payment from the account of such Portfolio on the Custodian’s books and records.
(3)                                  In respect of the sale or redemption of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall transfer such Underlying Shares as so directed, record such transfer from the account of such Portfolio on the Custodian’s books and records and, upon the Custodian’s receipt of the proceeds therefor, record such payment for the account of such Portfolio on the Custodian’s gooks and records.

The Custodian shall not be liable to the Fund for any loss or damage to the Fund or any Portfolio resulting from the maintenance of Underlying Shares with an Underlying Transfer Agent except for losses resulting directly from the fraud, negligence or willful misconduct of the Custodian or any of its agents or of any of its or their employees.

SECTION 2.11       OWNERSHIP CERTIFICATES FOR TAX PURPOSES.  The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to domestic securities of each Portfolio held by it and in connection with transfers of securities.

SECTION 2.12       PROXIES.  Except with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7), the Custodian shall, with respect to the domestic securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are registered otherwise than in the name of the Portfolio or a nominee of the Portfolio, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Fund such proxies, all proxy soliciting materials and all notices relating to such securities.

SECTION 2.13       COMMUNICATIONS RELATING TO PORTFOLIO SECURITIES.  Except with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall transmit promptly to the applicable Fund for each Portfolio all written information (including, without limitation, pendency of calls and maturities of domestic securities and expirations of rights in connection therewith and notices of exercise of call and put options written by

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the Fund on behalf of the Portfolio and the maturity of futures contracts purchased or sold by the Fund on behalf of the Portfolio) received by the Custodians from issuers of the securities being held for the Portfolio.  With respect to tender or exchange offers, the Custodian shall transmit promptly to the applicable Fund all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or its agents) malting the tender or exchange offer.  The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with domestic securities or other property of the Portfolios at any time held by it unless (i) the Custodian is in actual possession of such domestic securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power.  The Custodian shall also transmit promptly to the applicable Fund for each Portfolio all written information received by the Custodian regarding any class action or other litigation in connection with Portfolio securities or other assets issued in the United States and then held, or previously held, during the term of this Agreement by the Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms.  For avoidance of doubt, upon and after the effective date of any termination of this Agreement, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 2.13.

SECTION 3.                                     PROVISIONS RELATING TO RULES 17F-5 AND 17F-7

SECTION 3.1         DEFINITION.  As used throughout this Agreement, the capitalized terms set forth below shall have the indicated meanings:

“Country Risk” means all factors reasonably related to the systemic risk of holding Foreign Assets in a particular country including, but not limited to, such country’s political environment, economic and financial infrastructure (including any Eligible Securities Depository operating in the country), prevailing or developing custody and settlement practices, and laws and regulations applicable to the safekeeping and recovery of Foreign Assets held in custody in that country.

“Eligible Foreign Custodian” has the meaning set forth in section (a)(1) of Rule 17f-5, including a majority-owned or indirect subsidiary of a U.S. Bank (as defined in Rule 17f-5), a bank holding company meeting the requirements of an Eligible Foreign Custodian (as set forth in Rule 17f-5 or by other appropriate action of the SEC), or a foreign branch of a Bank (as defined in Section 2(a)(5) of the 1940 Act) meeting the requirements of a custodian under Section 17(f) of the 1940 Act; the term does not include any Eligible Securities Depository.

“Eligible Securities Depository” has the meaning set forth in section (b)(1) of Rule 17f-7.

“Foreign Assets” means any of the Portfolios’ investments (including foreign currencies) for which the primary market is outside the United States and such cash and cash equivalents as are reasonably necessary to effect the Portfolios’ transactions in such investments.

“Foreign Custody Manager” has the meaning set forth in section (a)(3) of Rule 17f-5.

“Rule 17f-5” means Rule 17f-5 promulgated under the 1940 Act.

“Rule 17f-7” means Rule 17f-7 promulgated under the 1940 Act.

SECTION 3.2         THE CUSTODIAN AS FOREIGN CUSTODY MANAGER.

3.2.1        DELEGATION TO THE CUSTODIAN AS FOREIGN CUSTODY MANAGER.  Each Fund, by resolution adopted by its Board, hereby delegates to the Custodian, subject to Section (b) of Rule 17f-5, the responsibilities set forth in this Section 3.2 with respect to Foreign Assets of the Portfolios held outside the United States, and the Custodian hereby accepts such delegation as Foreign Custody Manager with respect to the Portfolios.

3.2.2        COUNTRIES COVERED.  The Foreign Custody Manager shall be responsible for performing the delegated responsibilities defined below only with respect to the countries and custody arrangements

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for each such country listed on Schedule A to this Agreement, which list of countries may be amended from time to time by any Fund with the agreement of the Foreign Custody Manager.  The Foreign Custody Manager shall list on Schedule A the Eligible Foreign Custodians selected by the Foreign Custody Manager to maintain the assets of the Portfolios, which list of Eligible Foreign Custodians may be amended from time to time in the sole discretion of the Foreign Custody Manager.  The Foreign Custody Manager will provide amended versions of Schedule A in accordance with Section 3.2.5 hereof.

Upon the receipt by the Foreign Custody Manager of Proper Instructions to open an account or to place or maintain Foreign Assets in a country listed on Schedule A, and the fulfillment by each Fund, on behalf of the applicable Portfolio(s), of the applicable account opening requirements for such country, the Foreign Custody Manager shall be deemed to have been delegated by such Fund’s Board on behalf of such Portfolio(s) responsibility as Foreign Custody Manager with respect to that country and to have accepted such delegation.  Execution of this Agreement by each Fund shall be deemed to be a Proper Instruction to open an account, or to place or maintain Foreign Assets, in each country listed on Schedule A.  Following the receipt of Proper Instructions directing the Foreign Custody Manager to close the account of a Portfolio with the Eligible Foreign Custodian selected by the Foreign Custody Manager in a designated country, the delegation by the Board on behalf of such Portfolio to the Custodian as Foreign Custody Manager for that country shall be deemed to have been withdrawn and the Custodian shall immediately cease to be the Foreign Custody Manager with respect to such Portfolio with respect to that country.

The Foreign Custody Manager may withdraw its acceptance of delegated responsibilities with respect to a designated country upon written notice to the Fund.  Thirty days (or such longer period to which the parties agree in writing) after receipt of any such notice by the Fund, the Custodian shall have no further responsibility in its capacity as Foreign Custody Manager to the Fund with respect to the country as to which the Custodian’s acceptance of delegation is withdrawn.

3.2.3        SCOPE OF DELEGATED RESPONSIBILITIES:

(a)           SELECTION OF ELIGIBLE FOREIGN CUSTODIANS.  Subject to the provisions of this Section 3.2, the Foreign Custody Manager may place and maintain the Foreign Assets in the care of the Eligible Foreign Custodian selected by the Foreign Custody Manager in each country listed on Schedule A, as amended from time to time.  In performing its delegated responsibilities as Foreign Custody Manager to place or maintain Foreign Assets with an Eligible Foreign Custodian, the Foreign Custody Manager shall determine that the Foreign Assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Foreign Assets will be held by that Eligible Foreign Custodian, after considering all factors relevant to the safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5 (c)(1).

(b)           CONTRACTS WITH ELIGIBLE FOREIGN CUSTODIANS.  The Foreign Custody Manager shall determine that the contract governing the foreign custody arrangements with each Eligible Foreign Custodian selected by the Foreign Custody Manager will satisfy the requirements of Rule 17f-5(c)(2).

(c)           MONITORING.  In each case in which the Foreign Custody Manager maintains Foreign Assets with an Eligible Foreign Custodian selected by the Foreign Custody Manager, the Foreign Custody Manager shall establish a system to monitor (i) the appropriateness of maintaining the Foreign Assets with such Eligible Foreign Custodian and (ii) the contract governing the custody arrangements established by the Foreign Custody Manager with the Eligible Foreign Custodian.  In the event the Foreign Custody Manager determines that the custody arrangements with an Eligible Foreign Custodian it has selected are no longer appropriate, the Foreign Custody Manager shall notify the Board in accordance with Section 3.2.5 hereunder.

3.2.4        GUIDELINES FOR THE EXERCISE OF DELEGATED AUTHORITY.  For purposes of this Section 3.2, the Board shall be deemed to have considered and determined to accept such Country Risk as is incurred by placing and maintaining the Foreign Assets in each country for which the Custodian is serving as Foreign Custody Manager of the Portfolios.

3.2.5        REPORTING REQUIREMENTS.  The Foreign Custody Manager shall report the withdrawal of the Foreign Assets from an Eligible Foreign Custodian and the placement of such Foreign Assets with another Eligible Foreign Custodian by providing to the Board an amended Schedule A at the end of the calendar

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quarter in which an amendment to such Schedule has occurred.  The Foreign Custody Manager shall make written reports notifying the Board of any other material change in the foreign custody arrangements of the Portfolios described in this Section 3.2 after the occurrence of the material change.

3.2.6        STANDARD OF CARE AS FOREIGN CUSTODY MANAGER OF A PORTFOLIO.  In performing the responsibilities delegated to it, the Foreign Custody Manager agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of assets of management investment companies registered under the 1940 Act would exercise.

3.2.7        REPRESENTATIONS WITH RESPECT TO RULE 17F-5.  The Foreign Custody Manager represents to each Fund that it is a U.S. Bank as defined in section (a)(7) of Rule 17f 5.  Each Fund represents to the Custodian that its Board has determined that it is reasonable for such Board to rely on the Custodian to perform the responsibilities delegated pursuant to this Agreement to the Custodian as the Foreign Custody Manager of the Portfolios.

3.2.8        EFFECTIVE DATE AND TERMINATION OF THE CUSTODIAN AS FOREIGN CUSTODY MANAGER.  Each Board’s delegation to the Custodian as Foreign Custody Manager of the Portfolios shall be effective as of the date hereof and shall remain in effect until terminated at any time, without penalty, by written notice from the terminating party to the non-terminating party.  Termination will become effective thirty (30) days after receipt by the non-terminating party of such notice.  The provisions of Section 3.2.2 hereof shall govern the delegation to and termination of the Custodian as Foreign Custody Manager of the Portfolios with respect to designated countries.

SECTION 3.3         ELIGIBLE SECURITIES DEPOSITORIES.

3.3.1        ANALYSIS AND MONITORING.  The Custodian shall (a) provide the Fund (or its duly-authorized investment manager or investment adviser) with an analysis of the custody risks associated with maintaining assets with the Eligible Securities Depositories set forth on Schedule B hereto in accordance with section (a)(1)(i)(A) of Rule 17f-7, and (b) monitor such risks on a continuing basis, and promptly notify the Fund (or its duly-authorized investment manager or investment adviser) of any material change in such risks, in accordance with section (a)(1)(i)(B) of Rule 17f-7.

3.3.2        STANDARD OF CARE.  The Custodian agrees to exercise reasonable care, prudence and diligence in performing the duties set forth in Section 3.3.1.

SECTION 4.                                     DUTIES OF THE CUSTODIAN WITH RESPECT TO PROPERTY OF THE PORTFOLIOS TO BE HELD OUTSIDE THE UNITED STATES

SECTION 4.1         DEFINITIONS.  As used throughout this Agreement, the capitalized terms set forth below shall have the indicated meanings:

“Foreign Securities System” means an Eligible Securities Depository listed on Schedule B hereto.

“Foreign Sub-Custodian” means a foreign banking institution serving as an Eligible Foreign Custodian.

SECTION 4.2         HOLDING SECURITIES.  The Custodian shall identify on its books as belonging to the Portfolios the foreign securities held by each Foreign Sub-Custodian or Foreign Securities System.  The Custodian, may hold foreign securities for all of its customers, including the Portfolios, with any Foreign Sub-Custodian in an account that is identified as belonging to the Custodian for the benefit of its customers, provided however, that (i) the records of the Custodian with respect to foreign securities of the Portfolios which are maintained in such account shall identify those securities as belonging to the Portfolios and (ii), to the extent permitted and customary in the market in which the account is maintained, the Custodian shall require that securities so held by the Foreign Sub-Custodian be held separately from any assets of such Foreign Sub-Custodian or of other customers of such Foreign Sub-Custodian.

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SECTION 4.3         FOREIGN SECURITIES SYSTEMS.  Foreign securities shall be maintained in a Foreign Securities System in a designated country through arrangements implemented by the Custodian or a Foreign Sub-Custodian, as applicable, in such country.

SECTION 4.4         TRANSACTIONS IN FOREIGN CUSTODY ACCOUNT.

4.4.1        DELIVERY OF FOREIGN ASSETS.  The Custodian or a Foreign Sub-Custodian shall release and deliver foreign securities of the Portfolios held by the Custodian or such Foreign Sub-Custodian, or in a Foreign Securities System account, only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

(i)                                     Upon the sale of such foreign securities for the Portfolio in accordance with commercially reasonable market practice in the country where such foreign securities are held or traded, including, without limitation: (A) delivery against expectation of receiving later payment; or (B) in the case of a sale effected through a Foreign Securities System, in accordance with the rules governing the operation of the Foreign Securities System;
(ii)                                  In connection with any repurchase agreement related to foreign securities;
(iii)                               To the depository agent in connection with tender or other similar offers for foreign securities of the Portfolios;
(iv)                              To the issuer thereof or its agent when such foreign securities are called, redeemed, retired or otherwise become payable;
(v)                                 To the issuer thereof, or its agent, for transfer into the name of the Custodian (or the name of the respective Foreign Sub-Custodian or of any nominee of the Custodian or such Foreign Sub-Custodian) or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units;
(vi)                              To brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case, the Foreign Sub-Custodian shall have no responsibility or liability for any loss arising from the delivery of such foreign securities prior to receiving payment for such foreign securities except as may arise from the Foreign Sub-Custodian’s own negligence or willful misconduct;
(vii)                           For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement;
(viii)                        In the case of warrants, rights or similar foreign securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities;
(ix)                                For delivery as security in connection with any borrowing by a Fund on behalf of a Portfolio requiring a pledge of assets by the Fund on behalf of such Portfolio;
(x)                                   In connection with trading in options and futures contracts, including delivery as original margin and variation margin;
(xi)                                Upon the sale or other delivery of such foreign securities (including, without limitation, to one or more Special Sub-Custodians or Repo Custodians) as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the foreign securities to be delivered and (B) the person or persons to whom delivery shall be made;

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(xii)                             In connection with the lending of foreign securities; and
(xiii)                          For any other purpose, but only upon receipt of Proper Instructions specifying (A) the foreign securities to be delivered and (B) the person or persons to whom delivery of such securities shall be made.

4.4.2        PAYMENT OF PORTFOLIO MONIES.  Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out, or direct the respective Foreign Sub-Custodian or the respective Foreign Securities System to pay out, monies of a Portfolio in the following cases only:

(i)                                     Upon the purchase of foreign securities for the Portfolio, unless otherwise directed by Proper Instructions, by (A) delivering money to the seller thereof or to a dealer therefor (or an agent for such seller or dealer) against expectation of receiving later delivery of such foreign securities; or (l3) in the case of a purchase effected through a Foreign Securities System, in accordance with the rules governing the operation of such Foreign Securities System;
(ii)                                  In connection with the conversion, exchange or surrender of foreign securities of the Portfolio;
(iii)                               For the payment of any expense or liability of the Portfolio, including but not limited to the following payments: interest, taxes, investment advisory fees, transfer agency fees, fees under this Agreement, legal fees, accounting fees, and other operating expenses;
(iv)                              For the purchase or sale of foreign exchange or foreign exchange contracts for the Portfolio, including transactions executed with or through the Custodian or its Foreign Sub-Custodians;
(v)                                 In connection with trading in options and futures contracts, including delivery as original margin and variation margin;
(vi)                              Upon the purchase of foreign investments including, without limitation, repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the amount of such payment and (B) the person or persons to wham payment shall be made;
(vii)                           For payment of part or all of the dividends received in respect of securities sold short;
(viii)                        In connection with the borrowing or lending of foreign securities; and
(ix)                                For any other purpose, but only upon receipt of Proper Instructions specifying (A) the amount of such payment and (B) the person or persons to whore such payment is to be made.

4.4.3        MARKET CONDITIONS.  Notwithstanding any provision of this Agreement to the contrary, settlement and payment for Foreign Assets received for the account of the Portfolios and delivery of Foreign Assets maintained for the account of the Portfolios may be effected in accordance with the customary established securities trading or processing practices and procedures in the country or market in which the transaction occurs, including, without limitation, delivering Foreign Assets to the purchaser thereof or to a dealer therefor (or an agent for such purchaser or dealer) with the expectation of receiving later payment for such Foreign Assets from such purchaser or dealer.

The Custodian shall provide to each Board the information with respect to custody and settlement practices in countries in which the Custodian employs a Foreign Sub-Custodian described on Schedule C hereto at the time or

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times set forth on such Schedule.  The Custodian may revise Schedule C from time to time, provided that no such revision shall result in a Board being provided with substantively less information than had been previously provided hereunder.

SECTION 4.5         REGISTRATION OF FOREIGN SECURITIES.  The foreign Securities maintained in the custody of a Foreign Sub-Custodian (other than bearer securities) shall be registered in the name of the applicable Portfolio or in the name of the Custodian or in the name of any Foreign Sub-Custodian or in the name of any nominee of the foregoing, and the applicable Fund on behalf of such Portfolio agrees to hold any such nominee harmless from any liability as a holder of record of such foreign securities.  The Custodian or a Foreign Sub-Custodian shall not be obligated to accept securities on behalf of a Portfolio under the terms of this Agreement unless the form of such securities and the manner in which they are delivered are in accordance with reasonable market practice.

SECTION 4.6         BANK ACCOUNTS.  The Custodian shall identify on its books as belonging to the applicable Fund cash (including cash denominated in foreign currencies) deposited with the Custodian.  Where the Custodian is unable to maintain, or market practice does not facilitate the maintenance of, cash on the books of the Custodian, a bank account or bank accounts shall be opened and maintained outside the United States on behalf of a Portfolio with a Foreign Sub-Custodian.  All accounts referred to in this Section shall be subject only to draft or order by the Custodian (or, if applicable, such Foreign Sub-Custodian) acting pursuant to the terms of this Agreement to hold cash received by or from or for the account of the Portfolio.  Cash maintained on the books of the Custodian (including its branches, subsidiaries and affiliates), regardless of currency denomination, is maintained in bank accounts established under, and subject to the laws of, The Commonwealth of Massachusetts.

SECTION 4.7         COLLECTION OF INCOME.  The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to the Foreign Assets held hereunder to which the Portfolios shall be entitled and shall credit such income, as collected, to the applicable Portfolio.  In the event that extraordinary measures are required to collect such income, the Fund and the Custodian shall consult as to such measures and as to the compensation and expenses of the Custodian relating to such measures.

SECTION 4.8         SHAREHOLDER RIGHTS.  With respect to the foreign securities held pursuant to this Section 4, the Custodian shall use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject always to the laws, regulations and practical constraints that may exist in the country where such securities are issued.  Each Fund acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of such Fund to exercise shareholder rights.

SECTION 4.9         COMMUNICATIONS RELATING TO FOREIGN SECURITIES.  The Custodian shall transmit promptly to the applicable Fund written information with respect to materials received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios (including, without limitation, pendency of calls and maturities of foreign securities and expirations of rights in connection therewith).  With respect to tender or exchange offers, the Custodian shall transmit promptly to the applicable Fund written information with respect to materials so received by the Custodian from issuers of the foreign securities whose tender or exchange is sought or from the party (or its agents) making the tender or exchange offer.  The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with foreign securities or other property of the Portfolios at any time held by it unless (i) the Custodian or the respective Foreign Sub-Custodian is in actual possession of such foreign securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power.  The Custodian shall also transmit promptly to the applicable Fund all written information received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios regarding any class action or other litigation in connection with Portfolio foreign securities or other assets issued outside the United States and then held, or previously held, during the term of this Agreement by the Custodian via a Foreign Sub-Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms.  For avoidance of doubt, upon and after the effective date of any termination of this Agreement, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 4.9.

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SECTION 4.10       LIABILITY OF FOREIGN SUB-CUSTODIANS.  Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall, to the extent possible, require the Foreign Sub-Custodian to exercise reasonable care in the performance of its duties, and to indemnify, and hold harmless, the Custodian from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the Foreign Sub-Custodian’s performance of such obligations.  At a Fund’s election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Foreign Sub-Custodian as a consequence of any such loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

SECTION 4.11       TAX LAW.  The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on any Fund, the Portfolios or the Custodian as custodian of the Portfolios by the tax law of the United States or of any state or political subdivision thereof.  It shall be the responsibility of each Fund to notify the Custodian of the obligations imposed on such Fund with respect to the Portfolios or the Custodian as custodian of the Portfolios by the tax law of countries other than those mentioned in the above sentence, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting.  The sole responsibility of the Custodian with regard to such tax law shall be to use reasonable efforts to assist the Fund with respect to any claim for exemption or refund under the tax law of countries for which such Fund has provided such information.

SECTION 4.12       LIABILITY OF CUSTODIAN.  The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Agreement and, regardless of whether assets are maintained in the custody of a Foreign Sub-Custodian or a Foreign Securities System, the Custodian shall not be liable for any toss, damage, cost, expense, liability or claim resulting from nationalization, expropriation, currency restrictions, or acts of war or terrorism, or any other loss where the Sub-Custodian has otherwise acted with reasonable care.

SECTION 5.                                     SPECIAL SUB-CUSTODIANS

Upon receipt of Special Instructions (as such term is defined in Section 7 hereof), the Custodian shall, on behalf of one or more Portfolios, appoint one or more banks, trust companies or other entities designated in such Special Instructions to act as a sub-custodian for the purposes of effecting such transaction(s) as may be designated by a Fund in Special Instructions.  Each such designated sub-custodian is referred to herein as a “Special Sub-Custodian.”  Each such duly appointed Special Sub-Custodian shall be listed on Schedule D hereto, as it may be amended from time to time by a Fund, with the acknowledgment of the Custodian.  In connection with the appointment of any Special Sub-Custodian, and in accordance with Special Instructions, the Custodian shall enter into a sub-custodian agreement with the Fund and the Special Sub-Custodian in form and substance approved by such Fund, provided that such agreement shall in all events comply with the provisions of the 1940 Act and the rules and regulations thereunder and the terms and provisions of this Agreement.

SECTION 6.                                     PAYMENTS FOR SALES OR REPURCHASES OR REDEMPTIONS OIL SHARES

The Custodian shall receive from the distributor of the Shares or from the Transfer Agent and deposit into the account of the appropriate Portfolio such payments as are received for Shares thereof issued or sold from time to time by the applicable Fund.  The Custodian will provide timely notification to such Fund on behalf of each such Portfolio and the Transfer Agent of any receipt by it of payments for Shares of such Portfolio.

From such funds as may be available for the purpose, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of Shares who have delivered to the Transfer Agent a request for redemption or repurchase of their Shares.  In connection with the redemption or repurchase of Shares, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders.  In connection with the redemption or repurchase of Shares, the Custodian shall honor checks drawn on the Custodian by a holder of Shares, which checks have been furnished by a Fund to the holder of Shares, when presented to the Custodian in accordance with such procedures and controls as are mutually agreed upon from time to time between such Fund and the Custodian.

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SECTION 7.                                     PROPER INSTRUCTIONS AND SPECIAL INSTRUCTIONS

“Proper Instructions,” which may also be standing instructions, as such term is used throughout this Agreement shall mean instructions received by the Custodian from a Fund, a Fund’s duly authorized investment manager or investment adviser, or a person or entity duly authorized by either of them.  Such instructions may be in writing signed by the authorized person or persons or may be in a tested communication or in a communication utilizing access codes effected between electro-mechanical or electronic devices or may be by such other means and utilizing such intermediary systems and utilities as may be agreed from time to time by the Custodian and the person(s) or entity giving such instruction, provided that the Fund has followed any security procedures agreed to from time to time by the applicable Fund and the Custodian including, but not limited to, the security procedures selected by the Fund via the form of Funds Transfer Addendum hereto.  Oral instructions will be considered Proper Instructions if the Custodian reasonably believes theta to have been given by a person authorized to provide such instructions with respect to the transaction involved; the Fund shall cause all oral instructions to be confirmed in writing.  For purposes of this Section, Proper Instructions shall include instructions received by the Custodian pursuant to any multi-party agreement which requires a segregated asset account in accordance with Section 2.9 hereof.

“Special Instructions,” as such term is used throughout this Agreement, means Proper Instructions countersigned or confirmed in writing by the Treasurer or any Assistant Treasurer of the applicable Fund or any other person designated in writing by the Treasurer of such Fund, which countersignature or confirmation shall be (a) included on the same instrument containing the Proper Instructions or on a separate instrument clearly relating thereto and (b) delivered by hand, by facsimile transmission, or in such other manner as the Fund and the Custodian agree in writing.

Concurrently with the execution of this Agreement, and from time to time thereafter, as appropriate, each Fund shall deliver to the Custodian, duly certified by such Fund’s Treasurer or Assistant Treasurer, a certificate setting forth: (i) the names, tides, signatures and scope of authority of all persons authorized to give Proper Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund and (ii) the names, titles and signatures of those persons authorized to give Special Instructions.  Such certificate may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in frill force and effect until receipt by the Custodian of a similar certificate to the contrary.

SECTION 8.                                     EVIDENCE OF AUTHORITY

The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed by or on behalf of the applicable Fund.  The Custodian may receive and accept a copy of a resolution certified by the Secretary or an Assistant Secretary of any Fund as conclusive evidence (a) of the authority of any person to act in accordance with such resolution or (b) of any determination or of any action by the applicable Board as described in such resolution, and such resolution may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

SECTION 9.                                     ACTIONS PERMITTED WITHOUT EXPRESS AUTHORITY

The Custodian may in its discretion, without express authority from the applicable Fund on behalf of each applicable Portfolio:

(1)                                  Make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Agreement; provided that all such payments shall be accounted for to the Fund on behalf of the Portfolio;
(2)                                  Surrender securities in temporary form for securities in definitive form;
(3)                                  Endorse for collection, in the name of the Portfolio, checks, drafts and other negotiable instruments; and

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(4)                                  In general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Portfolio except as otherwise directed by the applicable Board.

SECTION 10.                               DUTIES OF CUSTODIAN WITH RESPECT TO THE BOOKS OF ACCOUNT AND CALCULATION OF NET ASSET VALUE AND NET INCOME

The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the applicable Board to beep the books of account of each Portfolio and/or compute the net asset value per Share of the outstanding Shares or, if directed in writing to do so by a Fund on behalf of a Portfolio, shall itself keep such books of account and/or compute such net asset value per Share.  If so directed, the Custodian shall also calculate daily the net income of the Portfolio as described in the Prospectus and shall advise the Fund and the Transfer Agent daily of the total amounts of such net income and, if instructed in writing by an officer of the Fund to do so, shall advise the Transfer Agent periodically of the division of such net income among its various components.  Each Fund acknowledges and agrees that, with respect to investments maintained with the Underlying Transfer Agent, the Underlying Transfer Agent is the sole source of information on the number of shares of a fund held by it on behalf of a Portfolio and that the Custodian has the right to rely on holdings information furnished by the Underlying Transfer Agent to the Custodian in performing its duties under this Agreement, including without limitation, the duties set forth in this Section 10 and in Section 11 hereof, provided, however, that the Custodian shall be obligated to reconcile information as to purchases and sales of Underlying Shares contained in trade instructions and confirmations received by the Custodian and to report promptly any discrepancies to the Underlying Transfer Agent.  The calculations of the net asset value per Share and the daily income of each Portfolio shall be made at the time or tunes described from time to time in the Prospectus.  Each Fund acknowledges that, in keeping the books of account of the Portfolio and/or making the calculations described herein with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund’s counterparty(ies), or the agents of either of them.

SECTION 11.                               RECORDS

The Custodian shall with respect to each Portfolio create and maintain, all records relating to its activities and obligations under this Agreement in such manner as will meet the obligations of each Fund under the 1940 Act, with particular attention to section 31 thereof and Rules 31a-1 and 3la-2 thereunder.   All such records shall be the property of the Fund and shall at all times during the regular business hours of the Custodian be open for inspection by duly authorized officers, employees or agents of such Fund and employees and agents of the SEC.  The Custodian shall, at a Fund’s request, supply the Fund with a tabulation of securities owned by each Portfolio and held by the Custodian and shall, when requested to do so by the Fund and for such compensation as shall be agreed upon between the Fund and the Custodian, include certificate numbers in such tabulations.  Each Fund acknowledges that, in creating and maintaining the records as set forth herein with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund’s counterparty(ies), or the agents of either of them.

SECTION 12.                               OPINION OF FUND’S INDEPENDENT ACCOUNTANT

The Custodian shall take all reasonable action, as a Fund with respect to a Portfolio may from time to time request, to obtain from year to year favorable opinions from the Fund’s independent accountants with respect to its activities hereunder in connection with the preparation of the Fund’s Form N-1A or Form N-2, as applicable, and Form N-SAR or other annual reports to the SEC and with respect to any other requirements thereof.

SECTION 13.                               REPORTS TO FUND BY INDEPENDENT PUBLIC ACCOUNTANTS

The Custodian shall provide the applicable Fund, on behalf of each of the Portfolios at such times as such Fund may reasonably require, with reports by independent public accountants on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a U.S. Securities System or a Foreign Securities System (either, a

15

“Securities System”), relating to the services provided by the Custodian under this Agreement, such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

SECTION 14.                               COMPENSATION OF CUSTODIAN

The Custodian shall be entitled to reasonable compensation for its services and expenses as Custodian, as agreed upon from time to time between each Fund on behalf of each applicable Portfolio and the Custodian.

SECTION 15.                               RESPONSIBILITY OF CUSTODIAN

So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Agreement and shall be held harmless in acting upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties, including any futures commission merchant acting pursuant to the terms of a three-party futures or options agreement.  The Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Agreement, but shall be kept indemnified by and shall be without liability to any Fund for any action taken or omitted by it in good faith without negligence, including, without limitation, acting in accordance with any Proper Instruction.  It shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice.  The Custodian shall be without liability to any Fund or Portfolio for any loss, liability, claim or expense resulting from or caused by anything which is part of Country Risk (as defined in Section 3 hereof), including without limitation nationalization, expropriation, currency restrictions, or acts of war, revolution, riots or terrorism.

Except as may arise from the Custodian’s own negligence or willful misconduct or the negligence or willful misconduct of a sub-custodian or agent, the Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by; (i) events or circumstances beyond the reasonable control of the Custodian or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, computer viruses or communications disruptions, work stoppages, natural disasters, or other similar events or acts; (ii) errors by any Fund or its duly authorized investment manager or investment adviser in their instructions to the Custodian provided such instructions have been in accordance with this Agreement; (iii) the insolvency of or acts or omissions by a Securities System; (iv) any act or omission of a Special Sub-Custodian including, without limitation, reliance on reports prepared by a Special Sub-Custodian; (v) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to the Custodian’s sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (vi) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of the Custodian, any Fund, the Custodian’s sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (vii) delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; and (viii) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction.

The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian (as such term is defined in Section 4 hereof) to the same extent as set forth with respect to sub-custodians generally in this Agreement.

If a Fund on behalf of a Portfolio requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund or the Portfolio being liable for the payment of money or incurring liability of some other form, such Fund on behalf of the Portfolio, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

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If a Fund requires the Custodian, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement) or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee’s own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the applicable Portfolio shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Portfolio’s assets to the extent necessary to obtain reimbursement.

Except as may arise from the Custodian’s own negligence or willful misconduct, each Fund shall indemnify and hold the Custodian harmless from and against any and all costs, expenses, losses, damages, charges, counsel fees, payments and liabilities which may be asserted against the Custodian (a) acting in accordance with any Proper Instruction or Special Instruction including, without limitation, any Proper Instruction with respect to Free Trades including, but not limited to, cost, expense, loss, damage, liability, tax, charge, assessment or claim resulting from (i) the failure of the applicable Fund to receive income with respect to purchased investments, (ii) the failure of the applicable Fund to recover amounts invested on maturity of purchased investments, (iii) the failure of the Custodian to respond to or be aware of notices or other corporate communications with respect to purchased investments, or (iv) the Custodian’s reliance upon information provided by the applicable Fund, such Fund’s counterparty(ies) or the agents of either of there with respect to Fund property released, delivered or purchased pursuant to either of Section 2.2(14) or Section 2.6(7) hereof; (b) for the acts or omissions of any Special Sub-Custodian; or (c) for the acts or omissions of any Local Agent or Pledgee.

In no event shall the Custodian be liable for indirect, special or consequential damages.

SECTION 16.                               EFFECTIVE PERIOD, TERMINATION AND AMENDMENT

This Agreement shall become effective as of its execution, shall continue in full force and effect until terminated as hereinafter provided, may be amended at any time by mutual agreement of the parties hereto and may be terminated by either party by an instrument in writing delivered or mailed, postage prepaid to the other party, such termination to take effect not sooner than sixty (60) days after the date of such delivery or mailing; provided, however, that no Fund shall amend or terminate this Agreement in contravention of any applicable federal or state regulations, or any provision of such Fund’s Governing Documents, and further provided, that any Fund on behalf of one or more of the Portfolios may at any time by action of its Board (i) substitute another battle or trust company for the Custodian by giving notice as described above to the Custodian, or (ii) immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by the Comptroller of the Currency or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

Termination of this Agreement with respect to any one particular Fund or Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Fund or Portfolio.

Upon termination of the Agreement, the applicable Fund on behalf of each applicable Portfolio shall pay to the Custodian such compensation as may be due as of the date of such termination and shall likewise reimburse the Custodian for its costs, expenses and disbursements.

SECTION 17.                               SUCCESSOR CUSTODIAN

If a successor custodian for one or more Portfolios shall be appointed by the applicable Board, the Custodian shall, upon termination and receipt of Proper Instructions, deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities of each applicable portfolio then held by it hereunder and shall transfer to an account of the successor custodian all of the securities of each such Portfolio held in a Securities System or at the Underlying Transfer Agent.

If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of Proper Instructions, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such resolution.

17

In the event that no Proper Instructions designating a successor custodian or alternative arrangements shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a “bank” as defined in the 1940 Act, doing business in Boston, Massachusetts or New York, New York, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds and other properties held by the Custodian on behalf of each applicable Portfolio and all instruments held by the Custodian relative thereto and all other property held by it under this Agreement on behalf of each applicable Portfolio, and to transfer to an account of such successor custodian all of the securities of each such Portfolio held in any Securities System or at the Underlying Transfer Agent.  Thereafter, such bank or trust company shall be the successor of the Custodian under this Agreement.

In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of any Fund to provide Proper Instructions as aforesaid, the Custodian shall be entitled to fair compensation for its services during such period as the Custodian retains possession of such securities, funds and other properties and the provisions of this Agreement relating to the duties and obligations of the Custodian shall remain in full force and effect.

SECTION 18.                               GENERAL

SECTION 18.1       MASSACHUSETTS LAW TO APPLY.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with laws of The Commonwealth of Massachusetts.

SECTION 18.2       PRIOR AGREEMENTS.  This Agreement supersedes and terminates, as of the date hereof, all prior Agreements between each Fund on behalf of each of the Portfolios and the Custodian relating to the custody of such Fund’s assets.

SECTION 18.3       ASSIGNMENT.  This Agreement may not be assigned by (a) any Fund without the written consent of the Custodian, or (b) by the Custodian without the written consent of each applicable Fund.

SECTION 18.4       INTERPRETIVE AND ADDITIONAL PROVISIONS.  In connection with the operation of this Agreement, the Custodian and each Fund on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement.  Any such interpretive or additional provisions shall be in a writing signed by all parties and shall be annexed hereto, provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of a Fund’s Governing Documents.  No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.

SECTION 18.5       ADDITIONAL FUNDS.  In the event that any management investment company in addition to those listed on Appendix A hereto desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees in writing to provide such services, such management investment company shall become a Fund hereunder and be bound by all terms and conditions and provisions hereof including, without limitation, the representations and warranties set forth in Section 18.7 below.

SECTION 18.6       ADDITIONAL PORTFOLIOS.  In the event that any Fund establishes one or more series of Shares in addition to those set forth on Appendix A hereto with respect to which it desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

SECTION 18.7       THE PARTIES.  All references herein to the “Fund” are to each of the management investment companies listed on Appendix A hereto, and each management investment company made subject to this Agreement in accordance with Section 18.5 above, individually, as if this Agreement were between such individual Fund and the Custodian.  In the case of a series corporation, trust or other entity, all references herein to the “Portfolio” are to the individual series or portfolio of such corporation, trust or other entity, or to such corporation,

18

trust or other entity on behalf of the individual series or portfolio, as appropriate.  Any reference in this Agreement to “the parties” shall mean the Custodian and such other individual Fund as to which the matter pertains.  Each Fund hereby represents and warrants that (a) it is duly incorporated or organized and is validly existing in good standing in its jurisdiction of incorporation or organization; (b) it has the requisite power and authority under applicable law and its Governing Documents to enter into and perform this Agreement; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Agreement; (d) this Agreement constitutes its legal, valid, binding and enforceable agreement; and (e) its entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of the Fund or any law or regulation applicable to it.

SECTION 18.8       REMOTE ACCESS SERVICES ADDENDUM.  The Custodian and each Fund agree to be bound by the terms of the Remote Access Services Addendum hereto.

SECTION 18.9       NOTICES.  Any notice, instruction or other instrument required to be given hereunder may be delivered in person to the offices of the parties as set forth herein during normal business hours or delivered prepaid registered mail or by telex, cable or telecopy to the parties at the following addresses or such other addresses as may be notified by any party from time to time.

To any Fund:              c/o *[SPONSOR/FUND NAME]

*[address]

Attention:  *[contact]

Telephone: * []

Telecopy: *[]

To the Custodian:      STATE STREET BANK AND TRUST COMPANY

2 Avenue de Lafayette

Lafayette Corporate Center, LCC 5

Boston, MA 02111

Attention:  John M. Stratton, Senior Vice President

Telephone:  617-662-1776

Telecopy:  617-662

Such notice, instruction or other instrument shall be deemed to have been served in the case of a registered letter at the expiration of five business days after posting, in the case of cable twenty-four fours after dispatch and, in the case of telex, immediately on dispatch and if delivered outside normal business hours it shall be deemed to have been received at the next time after delivery when normal business hours commence and in the case of cable, telex or telecopy on the business day after the receipt thereof.  Evidence that the notice was properly addressed, stamped and put into the post shall be conclusive evidence of posting.

SECTION 18.10     COUNTERPARTS.  This Agreement maybe executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement.

SECTION 18.11     SEVERABILITY.  If any provision or provisions of this Agreement shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

SECTION 18.12     REPRODUCTION OF DOCUMENTS.  This Agreement and all schedules, addenda, exhibits, appendices, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process.  The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

19

SECTION 18.13     SHAREHOLDER COMMUNICATIONS ELECTION.  SEC Rule 14b-2 requires banks which hold securities for the account of customers to respond to requests by issuers of securities for the names, addresses and holdings of beneficial owners of securities of that issuer held by the bank unless the beneficial owner has expressly objected to disclosure of this information.  In order to comply with the rule, the Custodian needs each Fund to indicate whether it authorizes the Custodian to provide such Fund’s name, address, and share position to requesting companies whose securities the Fund owns.  If a Fund tells the Custodian “no,” the Custodian will not provide this information to requesting companies.  If a Fund tells the Custodian “yes” or does not check either “yes” or “no” below, the Custodian is required by the rule to treat the Fund as consenting to disclosure of this information for all securities owned by the Fund or any funds or accounts established by the Fund.  For a Fund’s protection, the Rule prohibits the requesting company from using the Fund’s name and address for any purpose other than corporate communications.  Please indicate below whether the Fund consents or objects by checking one of the alternatives below.

YES ☐                                                           The Custodian is authorized to release the Fund’s name, address, and share positions.

NO ☒                                                             The Custodian is not authorized to release the Fund’s name, address, and share positions.

20

SIGNATURE PAGE

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative under seal as of the date first above-written.

FUND SIGNATURE ATTESTED TO BY:		EACH OF THE ENTITIES SET FORTH ON APPENDIX A HERETO

By:		By:

Name:		Name:

Title:	*[Secretary/Ass’t Secretary]	Title:

SIGNATURE ATTESTED TO BY:		STATE STREET BANK AND TRUST COMPANY

By:
By:		Joseph L. Hooley
[	]	Executive Vice President
Vice President and Counsel

21

APPENDIX A
TO
MASTER CUSTODIAN AGREEMENT

MANAGEMENT INVESTMENT COMPANIES REGISTERED WITH THE SEC AND PORTFOLIOS THEREOF, IF ANY

*[Name of Registered Management Investment Company]

*[Name of Portfolio)

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Registered Management Investment Company]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Registered Management Investment Company]

*(Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Registered Management Investment Company]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

*[Name of Portfolio]

22

SCHEDULE A

STATE STREET

GLOBAL CUSTODY NETWORK

SUBCUSTODIANS

Country	SubCustodian

Argentina	Citibank, N.A

Australia	The Hongkong and Shanghai Banking Corporation Limited Citibank Pty. Limited

Austria	Erste Bank der Österreichischen Sparkassen AG

Bahrain	HSBC Bank Middle East (as delegate of the Hongkong and Shanghai Banking Corporation Limited)

Bangladesh	Standard Chartered Bank

Belgium	BNP Paribas Securities Services, S.A.

Benin	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Bermuda	The Bank of Bermuda Limited

Botswana	Barclays Bank of Botswana Limited

Brazil	Citibank, N.A.

Bulgaria	ING Bank N.V.

Burkina Faso	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Canada	State Street Trust Company Canada

Cayman Islands	Scotiabank & Trust (Cayman) Limited

Chile	Banco Itau Chile

Country	Subcustodian

People’s Republic of China (Shanghai and Shenzhen)	HSBC Bank (China) Company Limited, (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Colombia	Cititrust Colombia SA. Sociedad Fiduciaria

Costa Rica	Banco BCT S.A.

Croatia	Privredna Banka Zagreb d.d

Cyprus	Marfn Popular Bank Public Company Ltd.

Czech Republic	Československá Obchodni Banka, A.S.

Denmark	Skandinaviska Enskilda Bankken AB, Sweden (operating through its Copenhagen branch)

Dubai International Finance Center	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Ecuador	Banco de la Producción S.A. PRODUBANCO

Egypt	HSBC Bank Egypt S.A.E. (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Estonia	AS Hansabank

Finland	Skandinaviska Enskilda Bankken AB, Sweden (operating through its Helsinki branch)

France	Deutsche Bank AG, Netherlands (operating through its Paris branch)

Germany	Deutsche Bank AG

Ghana	Barclays Bank of Ghana Limited

Country	Subcustodian

Greece	National Bank of Greece S.A.

Guinea-Bissau	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Hong Kong	Standard Chartered Bank (Hong Kong) Limited

Hungary	UniCredit Bank Hungary Zrt.

Iceland	Kauptlting Bank hf.

India	Deutsche Bank AG The Hongkong and Shanghai Banking Corporation Limited

Indonesia	Deutsche Bank AG

Ireland	Bank o f Ireland

Israel	Bank Hapoalim B.M.

Italy	Deutsche Bank S.p.A.

Ivory Coast	Société Générale de Banques en Côte d’Ivoire

Jamaica	Bank of Nova Scotia Jamaica Ltd.

Japan	Mizuho Corporate Bank Ltd. Sumitomo Mitsui Banking Corporation

Jordan	HSBC Bank Middle Feast (as delegate of the Hongkong and Shanghai Banking Corporation Limited)

Country	Subcustodian

Kazakhstan	HSBC Bank Kazakhstan (as delegate of the Hongkong and Shanghai Banking Corporation Limited)

Kenya	Barclays Bank of Kenya Limited

Republic of Korea	Deutsche Bank AG The Hongkong and Shanghai Banking Corporation Limited

Kuwait	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Latvia	A/s Hansabanka

Lebanon	HSBC Bank Middle East (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Lithuania	SEB Vilniaus Bankas AB

Malaysia	Standard Chartered Bank Malaysia Berhad

Mali	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Malta	The Hongkong and Shanghai Banking Corporation Limited

Mauritius	The Hongkong and Shanghai Banking Corporation Limited

Mexico	Banco Nacional de Mexico S.A.

Morocco	Attijariwafa bank

Namibia	Standard Bank Namibia Limited

Country	Subcustodian

Netherlands	Deutsche Bank AG

New Zealand	The Hongkong and Shanghai Banking Corporation Limited

Niger	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Nigeria	Stanbic Bank Nigeria Limited

Norway	Skandinaviska Enskilda Bankken AB, Sweden (operating through its Oslo branch)

Oman	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Pakistan	Deutsche Bank AG

Palestine	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Panama	HSBC Bank (Panama) S.A.

Peru	Citibank del Péru, S.A.

Philippines	Standard Chartered Bank

Poland	Bank Handlowy w Warszawie S.A.

Portugal	Banco Comercial Português S.A.

Puerto Rico	CitibankN.A.

Qatar	HSBC Rank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Country	Subcustodian

Romania	ING Bank N.V.

Russia	ING Bank (Eurasia) ZAO, Moscow

Saudi Arabia	Saudi British Bank (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Senegal	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Serbia	Unicredit Bank Servia JSC

Singapore	DBS Bank Limited United Overseas Bank Limited

Slovak Republic	Československá Obchodní Banka, A.S., pobocka zahranicnej banky v SR

Slovenia	Bank Austria Creditanstalt d.d. - Ljubljana

South Africa	Nedbank Limited Standard Bank of South Africa Limited

Spain	Deutsche Bank S.A.E.

Sri Lanka	The Hongkong and Shanghai Banking Corporation Limited

Swaziland	Standard Bank Swaziland Limited

Sweden	Skandinaviska Enskilda Banken AB

Switzerland	UBS AG

Taiwan - R.O.C.	Central Trust of China

Country	Subcustodian

Thailand	Standard Chartered Bank (Thai) Public Company Limited

Togo	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Trinidad & Tobago	RepublicBank Limited

Tunisia	Banque Internationale Arabe de Tunisie

Turkey	Citibank, A.S.

Uganda	Barclays Bank of Uganda Limited

Ukraine	ING Bank Ukraine

United Arab Emirates	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

United Kingdom	State Street Bank and Trust Company, United kingdom Branch

Uruguay	BankBoston Uruguay S.A.

Venezuela	Citibank, N.A.

Vietnam	The Hongkong and Shanghai Banking Corporation Limited

Zambia	Barclays Bank of Zambia Plc.

Zimbabwe	Barclays Bank of Zimbabwe Limited

SCHEDULE B

STATE STREET

GLOBAL CUSTODY NETWORK

DEPOSITORIES OPERATING IN NETWORK MARKETS

Country	Depositories

Argentina	Caja de Valores S.A.

Australia	Austraclear Limited

Austria	Oesterreiehische Kontrollbank AG (Wertpapiersa imelbank Division)

Bahrain	Clearing, Settlement, and Depositary System of the Bahrain Stock Exchange

Bangladesh	Central Depository Bangladesh Limited

Belgium	Banque Nationale de Belgique Eureclear Belgium

Benin	Dépositaire Central – Banque de Règlement

Bermuda	Bermuda Securities Depository

Brazil	Central de Custódia a de Liquidação Financeira de Titulos Privados (CETIP) Companhia Brasileira de Liquidação e Custódia Sistema Especial de Liquidação e de Custódia (SELIC)

Bulgaria	Bulgarian National Bank Central Depository AD

Burkina Faso	Dépositaire Central - Banque de Règlement

Canada	The Canadian Depository for Securities Limited

Chile	Depósito Central de Valores S.A.

Country	Depositories

People’s Republic of China	China Securities Depository and Clearing Corporation Limited Shanghai Branch China Securities Depository and Clearing Corporation Limited Shenzhen Branch

Colombia	Depósito Central de Valores Depósito Centralizado de Valores de Colombia SA. (DECEVAL)

Costa Rica	Central de Valores S.A.

Croatia	Središnja Depozitarna Agcncija d.d.

Cyprus	Central Depository and Central Registry

Czech Republic	Czech National Bank Stredisko cenných papíru - Ceská republika

Denmark	Værdipapircentralen (Danish Securities Center)

Dubai International	Central Securities Depository department of the Dubai International
Finance Center	Financial Exchange
Egypt	Misr for Clearing, Settlement, and Depository S.A.E. Central Bank of Egypt

Estonia	AS Ecsti Väärtpaberikeskus

Finland	Suomen Arvopaperikeskus Oy

France	Euroclear France

Germany	Clearstrearn Banking AG, Frankfurt

Country	Depositories

Greece	Apothetirion Titlon AE - Central Securities Depository Bank of Greece, System for Monitoring Transactions in Securities in Book-Entry Form

Guinea-Bissau	Dèpositaire Central - Banque de Règlement

Hong Kong	Central Moneyrnarkets Unit Hong Kong Securities Clearing Company Limited

Hungary	Központi Elszárnolóház és Értéktár (Budapest) Rt. (KELER)

Iceland	Icelandic Securities Depository Limited

India	Central Depository Services (India) Limited National Securities Depository Limited Reserve Bank of India

Indonesia	Bank Indonesia PT Kustodian Sentral Efek Indonesia

Israel	Tel Aviv Stock Exchange Clearing House Ltd. (TASE Clearinghouse)

Italy	Monte Titoli S.p.A.

Ivory Coast	Dépositaire Central - Banque de Règlement

Jamaica	Jamaica Central Securities Depository

Japan	Bank of Japan -Net System

Japan Securities Depository Center (JASDEC) Incorporated

Country	Depositories

Jordan	Depositories

Kazakhstan	Securities Depository Center Central Securities Depository

Kenya	Central Depository and Settlement Corporation Limited Central Bank of Kenya

Republic of Kenya	Korea Securities Depository

Kuwait	Kuwait Clearing Company

Latvia	Latvian Central Depository

Lebanon	Banque du Liban Custodian and Clearing Center of Financial Instruments for Lebanon and the Middle East (Midclear) S.A.L.

Lithuania	Central Securities Depository of Lithuania

Malaysia	Bank Negara Malaysia Bursa Malaysia Depository Sdn. Bhd.

Mali	Dépositaire Central – Banque de Règlernent

Malta	Central Securities Depository of the Malta Stock Exchange

Mauritius	Bank of Mauritius Central Depository and Settlement Co. Ltd

Mexico	S.D. INDEVAL, S.A. de C.V.

Country	Depositories

Morocco	Maroclear

Namibia	Bank of Namibia

Netherlands	Euroclear Nederland

New Zealand	New Zealand Central Securities Depository Limited

Niger	Dépositaire Central – Banque de Règlement

Nigeria	Central Securities Clearing System Limited

Norway	Verdipapirsentralen (Norwegian Central Securities Depository)

Oman	Muscat Depository & Securities Registration Company, SAOC

Pakistan	Central Depository Company of Pakistan Limited State Bank of Pakistan

Palestine	Clearing, Depository and Settlement, a department of the Palestine Stock Exchange

Panama	Central Latinoamericana de Valores, S.A. (LatinClear)

Peru	Caja de Valores y Liquidaciones, Instituci6n de Compensaci6n y Liquidaci6n de Valores S.A

Philippines	Philippine Depository & Trust Corporation Registry of Scripless Securities (ROSS) of the Bureau of Treasury

Country	Depositories

Poland	Rejestr Papierów Wartościowyeh Krajowy Depozyt Papierów Wartościowyeh S.A.

Portugual	INTERBOLSA – Sociedade Gestora de Sistetnas de Liquidação e de Sistemas Centralizados de Valores Mobilários, S.A.

Qatar	Central Clearing and Registration (CCR), a department of the Doha Securities Market

Romania	S.C. Deposzitarul Central S.A. National Bank of Romania

Russia	Vneshtorgbank, Bank for Foreign Trade of the Russian Federation National Depository Center

Saudi Arabia	Tadawul Central Securities Depository

Senegal	Dépositaire Central – Banque de Règlement

Serbia	Central Registrar and Central Depository for Securities

Singapore	The Central Depository (Pte) Limited Monetary Authority of Singapore

Slovak Republic	Náodná banka slovenska Centralny depozitar cenných papierov SR, a.s.

Slovenia	KDD — Centralna klirinsko depotna druzba d.d.

Country	Subcustodian

South Africa	Strate Ltd.

Spain	IBERCLEAR

Sri Lanka	Central Depository System (Pvt) Limited

Sweden	Vardepapperseentralen VPC AB (Swedish Central Securities Depository)

Switzerland	SegaIntersettle AG (SIS)

Taiwan - R.O.C.	Taiwan Depository and Clearing Corporation

Thailand	Thailand Securities Depository Company Limited

Togo	Dépositaire Central – Banque de Règlement

Trinidad and Tobago	Trinidad and Tobago Central Bank

Tunisia	Société Tunisienne Interprofessionelle pour la Compensation et de Dépôts des Valeurs Mobilières (STICODEVAM)

Turkey	Central Bank of Turkey Central Registry Agency

Uganda	Bank of Uganda

Ukraine	Mizhregionalny Fondevy Souz National Bank of Ukraine

United Arab Emirates	Clearing and Depository System, a department of the Dubai Financial Market

Country	Depositories

United Kingdom	CrestCo.

Uruguay	Banco Central del Uruguay

Venezuela	Banco Central de Venezuela Caja Venezolana de Valores

Vietnam	Vietnam Securities Depository

Zambia	Bank of Zambia LuSE Central Shares Depository Limited

TRANSNATI0NAL

Euroclear

Clearstream Banking, S.A.

SCHEDULE C

MARKET INFORMATION

Publication/Type of Information	Brief Description

(scheduled frequency)

Tire Guide to Custody in World Markets (hardeopy annually and regular website updates)	An overview of settlement and safekeeping procedures, custody practices and foreign investor considerations for the markets in which State Street offers custodial services.

Global Custody Network Review (annually)

Information relating to Foreign Sub-Custodians in State Street’s Global Custody Network. The Review stands as an integral part of the materials that State Street provides to its U.S. mutual fund clients to assist them in complying with SEC Rule 17f-5. The Review also gives insight into State Street’s market expansion and Foreign Sub-Custodian selection processes, as well as the procedures and controls used to monitor the financial condition and performance of our Foreign Sub-Custodian banks.

Securities Depository Review (annually)

Custody risk analyses of the foreign Securities Depositories presently operating in Network markets. This publication is an integral part of the materials that State Street provides to its U.S. mutual fund clients to meet informational obligations created by SEC Rule 17f-7.

Global Legal Survey (annually)

With respect to each market in which State Street offers custodial services, opinions relating to whether local law restricts (i) access of a fund’s independent public accountants to books and records of a Foreign Sub Custodian or Foreign Securities System, (ii) a fund’s ability to recover in the event of bankruptcy or insolvency of a Foreign Sub-Custodian or foreign Securities System, (iii) a fund’s ability to recover in the event of a loss by a Foreign Sub-Custodian or Foreign Securities System, and (iv) the ability of a foreign investor to convert cash and cash equivalents to U.S. dollars.

Subcustodian Agreements (annually)	Copies of the contracts that State Street has entered into with each Foreign Sub-Custodian-that maintains U.S. mutual fund assets in the markets in which State Street offers custodial services.

Global Market Bulletin (daily or as necessary)

Information on changing settlement and custody conditions in markets where State Street offers custodial services. Includes changes in market and tax regulations, depository developments, dematerialization information, as well as other market changes that may impact State Street’s clients.

Foreign Custody Advisories (as necessary)

For those markets where State Street offers custodial services that exhibit special risks or infrastructures impacting custody, State Street issues market advisories to highlight those unique market factors which might impact our ability to offer recognized custody service levels

Material Change Notices (presently on a quarterly basis or as otherwise necessary)

Informational letters and accompanying materials confirming State Street’s foreign custody arrangements, including a summary of material changes with Foreign Sub-Custodians that have occurred during the previous quarter. The notices also identify any material changes in the custodial risks associated with maintaining assets with Foreign Securities Depositories.

SCHEDULE D

TO

MASTER CUSTODIAN AGREEMENT

SPECIAL SUS-CUSTODIANS

*[None/Name of Special Sub-Custodian(s)]

FUNDS TRANSFER ADDENDUM

OPERATING GUIDELINES

1.             OBLIGATION OF THE SENDER:  State Street is authorized to promptly debit Client’s account(s) upon the receipt of a payment order in compliance with the selected Security Procedure chosen for funds transfer and in the amount of money that State Street has been instructed to transfer.  State Street shall execute payment orders in compliance with the Security Procedure and with the Client’s instructions on the execution date provided that such payment order is received by the customary deadline for processing such a request, unless the payment order specifies a later time.  All payment orders and communications received after this time will be deemed to have been received on the next business day.

2.             SECURITY PROCEDURE:  The Client acknowledges that the Security Procedure it has designated on the Selection Farm was selected by the Client from Security Procedures offered by State Street.  The Client agrees that the Security Procedures are reasonable and adequate for its wire transfer transactions and agrees to be bound by any payment orders, amendments and cancellations, whether or not authorized, issued in its name and accepted by State Street after being confirmed by any of the selected Security Procedures.  The Client also agrees to be bound by any other valid and authorized payment order accepted by State Street.  The Client shall restrict access to confidential information relating to the Security Procedure to authorized persons as communicated in writing to State Street The Client must notify Slate Street immediately if it has reason to believe unauthorized persons may have obtained access to such information or of any change in the Client’s authorized personnel.  State Street shall verify the authenticity of all instructions according to the Security Procedure.

3.             ACCOUNT NUMBERS:  State Street shall process ail payment orders on the basis of the account number contained in the payment order.  In the event of a discrepancy between any name indicated on the payment order and the account number, the account number shall take precedence and govern.  Financial institutions that receive payment orders initiated by State Street at the instruction of the Client may also process payment orders on the basis of account numbers, regardless of any name included in the payment order State Street will also rely on any financial institution identification numbers included in any payment order, regardless of any financial institution name included in the payment order.

4.             REJECTION:  State Street reserves the right to decline to process or delay the processing of a payment order which (a) is in excess of the collected balance in the account to be charged at the time of State Street’s receipt of such payment order, (b) if initiating such payment order would cause State Street, in State Street’s sole judgment, to exceed any volume, aggregate dollar, network, time, credit or similar limits upon wire transfers which are applicable to State Street; or (c) if State Street, in good faith, is unable to satisfy itself that the transaction has been properly authorized.

5.             CANCELLATION OR AMENDMENT:  State Street shall use reasonable efforts to act on all authorized requests to cancel or amend payment orders received in compliance with the Security Procedure provided that such requests are received in a timely manner affording State Street reasonable opportunity toast.  However, State Street assumes no liability if the request for amendment or cancellation cannot be satisfied.

6.             ERRORS:  State Street shall assume no responsibility for failure to detect any erroneous payment order provided that State Street complies with the payment order instructions as received and State Street complies with the Security Procedure.  The Security Procedure is established for the purpose of authenticating payment orders only and not for the detection of errors in payment orders.

7.             INTEREST AND LIABILITY LIMITS:  State Street shall assume no responsibility for lost interest with respect to the refundable amount of any unauthorized payment order, unless State Street is notified of the unauthorized payment order within thirty (30) days of notification by State Street of the acceptance of such payment order.  In no event shag State Street be liable for special, indirect or consequential damages, even if advised of the possibility of such damages and even for failure to execute a payment order.

8.             AUTOMATED CLEARING HOUSE (“ACH”) CREDIT ENTRIES/PROVISIONAL PAYMENTS:  When a Client initiates or receives ACH credit and debit entries pursuant to these Guidelines and the rules of the National Automated Clearing House Association and the New England Clearing House Association, State Street A411 act as an Originating Depositary Financial Institution and/or Receiving Depository Institution, as the case may be, with respect to such entries.  Credits given by State Street with respect to an ACH credit entry are provisional until State Street receives final settlement for such entry from the Federal Reserve Bank.  If State Street does not receive such final settlement, the Client agrees that State Street shall receive a refund of the amount credited to the Client in connection with such entry, and the party making payment to the Client via such entry shall not be deemed to have paid the amount of the entry.

9.             CONFIRMATION STATEMENTS:  Confirmation of State Street’s execution of payment orders shall ordinarily be provided within 24 hours.  Notice may be delivered through State Street’s proprietary information systems, such as, but not limited to Horizon and GlobalQuest~, account statements, advises, or by facsimile or callback.  The Client must report any objections to the execution of a payment order within 30 days.

10.           LIABILITY ON FOREIGN ACCOUNTS:  State: Street shall not be required to repay any deposit made at a non-U.S. branch of State Street, or any deposit made with State Street and denominated in a non-U.S. dollar currency, if repayment of such deposit or the use of assets denominated in the non-U.S. dollar currency is prevented, prohibited or otherwise blocked due to: (a) an act of war, insurrection or civil strife; (b) any action by a non-U.S. government or instrumentality or authority asserting governmental, military or police power of any kind, whether such authority be recognized as a defacto or a dejure government, or by any entity, political or revolutionary movement or otherwise that usurps, supervenes or otherwise materially impairs the normal operation of civil authority, or(c) the closure of a non-U.S. branch of State Street in order to prevent, in the reasonable judgment of State Street, harm to the employees or property of State Street The obligation to repay any such deposit shall not be transferred to and may not be enforced against any other branch of State Street

The foregoing provisions constitute the disclosure required by Massachusetts General Laws, Chapter 167D, Section 36

While State Street is not obligated to repay any deposit made at a non-U.S. branch or any deposit denominated in a non-U.S. currency during the period in which its repayment has been prevented, prohibited or otherwise blocked, State Street will repay such deposit when and if all circumstances preventing, prohibiting or otherwise blocking repayment cease to exist

11.           MISCELLANEOUS:  State Street and the Client agree to cooperate to attempt to recover any funds erroneously paid to the wrong party or parties, regardless of any fault of State Street or the Client, but the party responsible for the erroneous payment shall bear all costs and expenses incurred in trying to effect such recovery.  These Guidelines may not be amended except by a written agreement signed by the parties.

SECURITY PROCEDURE(S) SELECTION FORM

Please select one or more of the funds transfer security procedures indicated below.

☐SWIFT

SWIFT (Society for Worldwide Interbank Financial Telecommunication) is a cooperative society owned and operated by member financial institutions that provides telecommunication services for its membership.  Participation is limited to securities brokers and dealers, clearing and depository institutions, recognized exchanges for securities, and investment management institufions.  SWIFT provides a number of security features through encryption and authentication to protect against unauthorized access, loss or Wong delivery of messages, transmission errors, loss of confidentiality and fraudulent changes to messages.  SWIFT is considered to be one of the most secure and efficient networks for the delivery of funds transfer instructions.

Selection of this security procedure would be most appropriate for existing SWIFT members.

☐Standing Instructions

Standing Instructions may be used where funds are transferred to a broker on the Client’s established list of brokers with which It engages in foreign exchange transactions.  Only the date, the currency and the currency amount are variable.  In order to establish this procedure, State Street will send to the Client a list of the brokers that State Street has determined are used by the Client.  The Client will confirm the list in writing, and State Street will verify the written confirmation by telephone.  Standing Instructions will be subject to a mutually agreed upon limit.  If the payment order exceeds the established limit, the Standing Instruction will be confirmed by telephone prior to execution.

☐Remote Batch Transmission

Wire transfer Instructions are delivered via Computer-to-Computer (CPL!-CPU) data communications between the Client and State Street.  Security procedures include encryption and or the use of a test key by those individuals authorized as Automated Batch Verifiers.

Clients selecting this option should have an existing facility for completing CPU-CPU transmissions.  This delivery mechanism is typically used for high-volume business.

☐Global Horizon Interchangesrn Funds Transfer Service

Global Horizon Interchange Funds Transfer Service (FTS) is a State Street proprietary microcomputer-based wire initiation system.  FTS enables Clients to electronically transmit authenticated Fedwire, CHIPS or internal book transfer instructions to State Street-This delivery mechanism is most appropriate for Clients with a low-to-medium number of transactions (5-75 per day), allowing Clients to enter, batch, and review wire transfer instructions on their PC prior to release to State Street.

☐Telephone Confirmation (Callback)

Telephone confirmation will be used to verify all non-repetitive funds transfer instructions received via untested facsimile or phone.  This procedure requires Clients to designate individuals as authorized initiators and authorized verifiers.  State Street will verify that the instruction contains the signature of an authorized person and prior to execution, will contact someone other than the originator at the Client’s location to authenticate the instruction.

Selection of this alternative is appropriate for Clients who do not have the capability to use other security procedures.

☐Repetitive Wires

For situations where funds are transferred periodically (minimum of one instruction per calendar quarter) from an existing authorized account to the same payee (destination bank and account number) and only the date and currency amount are variable, a repetitive wire maybe implemented.  Repetitive wires will be subject to a mutually agreed upon limit.  If the payment order exceeds the established limit, the instruction will be confirmed by telephone prior to execution.  Telephone confirmation is used to establish this process.  Repetitive wire instructions must be reconfirmed annually.

This alternative is recommended whenever funds are frequently transferred between the same two accounts.

☐Transfers Initiated by Facsimile

The Client faxes wire transfer instructions directly to State Street Mutual Fund Services.  Standard security procedure requires the use of a random number test key for all transfers.  Every six months the Cfent receives test key logs from State Street.  The test key contains alpha-numeric characters, which the Client puts on each document faxed to State Street.  This procedure ensures all wire instructions received via fax are authorized by the Client.

We provide this option for Clients who wish to batch wire instructions and transmit these as a group to State Street Mutual Fund Services once or several times a day.

☐Instructions

Instruct is a State Street web-based application designed to provide internet enabled remote access that allows for the capturing, verification and processing of various instruction types, including securities, cash and foreign exchange transactions. Instruct is designed using industry standard formats to facilitate straight-through processing. Instruct provides a number of security features through user entitlements, industry standard encryption protocols, digital security certificates and multiple tiers of user authentication requirements.

☐Secure Transport

Secure Transport is a file transfer application based upon the Secure File Transfer Protocol standard that is designed to enable State Street clients/ investment managers to send file based transfer and transaction instructions over the internet. Secure Transport features multi-factor authenticators such as SecurID and digital certificates, and incorporates industry-standard encryption protocols.

☐Automated Clearing House (ACH)

State Street receives an automated transmission or a magnetic tape from a Client for the initiation of payment (credit) or collection (debit) transactions through the ACH network. The transactions contained on each transmission or tape must be authenticated by the Client. Clients using ACH must select one or more of the following delivery options:

☐Global Horizon Interchange Automated Clearing House Service

Transactions are created on a microcomputer, assembled into batches and delivered to State Street via fully authenticated electronic transmissions in standard NACHA formats.

☐Transmission from Client PC to State Street Mainframe with Telephone Callback

☐Transmission from Client Mainframe to State Street Mainframe with Telephone Callback

☐Transmission from DST Systems to State Street Mainframe with Encryption

☐Magnetic Tape Delivered to State Street with Telephone Callback

State Street is hereby instructed to accept funds transfer instructions only via the delivery methods and security procedures indicated. The selected delivery methods and security procedure(s) will be effective                              for payment orders initiated by our organization.

Key Contact Information

Whom shall we contact to implement your selection(s)?

CLIENT OPERATIONS CONTACT	ALTERNATE CONTACT

Name	Name
Address	Address
City/State/Zip Code	City/State/Zip Code
Telephone Number	Telephone Number
Facsimile Number	Facsimile Number
SWIFT Number
Telex Number

INSTRUCTION(S)

TELEPHONE CONFIRMATION

Fund

Investment Adviser

Authorized Initiators
Please Type or Print

Please provide a listing of Fund officer’s or other individuals who are currently authorized to INITIATE wire transfer instructions to State Street:

NAME	TITLE (Specify whether position SIGNATURE is with Fund or Investment Adviser)	SPECIMEN

Authorized Verifiers Please Type or Print

Please provide a listing of Fund officer’s or other individuals who will be CALLED BACK to verify the initiation of repetitive wires of $90 million or more and all non-repetitive wire instructions

NAME	CALLBACK PHONE NUMBER	DOLLAR LIMITATION (IF ANY)

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REMOTE ACCESS SERVICES ADDENDUM TO CUSTODIAN CONTRACT

ADDENDUM to that certain Custodian Contract dated as of                  , 200   (the “Custodian Agreement”) between *[Name of Fund] (the “Customer”) and State Street Bank and Trust Company, including its subsidiaries and affiliates (“State Street”).

State Street has developed and utilizes proprietary accounting and other systems in conjunction with the custodian services which State Street provides to the Customer.  In this regard, State Street maintains certain information in databases under its control and ownership which it makes available to its customers (the “Remote Access Services”).

The Services

State Street agrees to provide the Customer, and its designated investment advisors, consultants or other third parties authorized by State Street (“Authorized Designees”) with access to In~SightSM as described in Exhibit A or such other systems as may be offered from time to time (the “System”) on a remote basis.

Security Procedures

The Customer agrees to comply, and to cause its Authorized Designees to comply, with remote access operating standards and procedures and with user identification or other password control requirements and other security procedures as may be issued from time to time by State Street for use of the System and access to the Remote Access Services.  The Customer agrees to advise State Street immediately in the event that it learns or has reason to believe that any person to whom it has given access to the System or the Remote Access Services has violated or intends to violate the terms of this Addendum and the Customer will cooperate with State Street in seeking injunctive or other equitable relief.  The Customer agrees to discontinue use of the System and Remote Access Services, if requested, for any security reasons cited by State Street.

Fees

Fees and charges for the use of the System and the Remote Access Services and related payment terms shall be as set forth in the Custody Fee Schedule in effect from time to time between the parties (the “Fee Schedule”).  The Customer shall be responsible for any tariffs, duties or taxes imposed or levied by any government or governmental agency by reason of the transactions contemplated by this Addendum, including, without limitation, federal, state and local taxes, use, value added and personal property taxes (other than income, franchise or similar taxes which may be imposed or assessed against State Street).  Any claimed exemption from such tariffs, duties or taxes shall be supported by proper documentary evidence delivered to State Street.

Proprietary Information/Injunctive Relief

The System and Remote Access Services described herein and the databases, computer programs, screen formats, report formats, interactive design techniques, formulae, processes, systems, software, know-how, algorithms, programs, training aids, printed materials, methods, books, records, files, documentation and other information made available to the Customer by

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State Street as part of the Remote Access Services and through the use of the System and all copyrights, patents, trade secrets and other proprietary rights of State Street related thereto are the exclusive, valuable and confidential property of State Street and its relevant licensors (the “Proprietary information” ). The Customer agrees on behalf of itself and its Authorized Designees to keep the Proprietary information confidential and to limit access to its employees and Authorized Designees (under a similar duty of confidentiality) who require access to the System for the purposes intended. The foregoing shall not apply to Proprietary Information in the public domain or required by law to be made public.

The Customer agrees to use the Remote Access Services only in connection with the proper purposes of this Addendum. The Customer will not, and will cause its employees and Authorized Designees not to, (i) permit any third party to use the System or the Remote Access Services, (ii) sell, rent, license or otherwise use the System or the Remote Access Services in the operation of a service bureau or for any purpose other than as expressly authorized under this Addendum, (iii) use the System or the Remote Access Services for any fund, trust or other investment vehicle without the prior written consent of State Street, or (iv) allow or cause any information transmitted from State Street’s databases, including data from third party sources, available through use of the System or the Remote Access Services, to be published, redistributed or retransmitted for other than use for or on behalf of the Customer, as State Street’s customer.

The Customer agrees that neither it nor its Authorized Designees will modify the System in any way, enhance or otherwise create derivative works based upon the System; nor will the Customer or Customer’s Authorized Designees reverse engineer, decompile or otherwise attempt to secure the source code for all or any part of the System.

The Customer acknowledges that the disclosure of any Proprietary Information, or of any information which at law or equity ought to remain confidential, will immediately give rise to continuing irreparable injury to State Street inadequately compensable in damages at law and that State Street shall be entitled to obtain immediate injunctive relief against the breach or threatened breach of any of the foregoing undertakings, in addition to any other legal remedies which may be available.

Limited Warranties

State Street represents and warrants that it is the owner of and has the right to grant access to the System and to provide the Remote Access Services contemplated herein. Because of the nature of computer information technology, including but not limited to the use of the Internet, and the necessity of relying upon third party sources, and data and pricing information obtained from third parties, the System and Remote Access Services are provided “AS IS”, and the Customer and its Authorized Designees shall be solely responsible for the investment decisions, results obtained, regulatory reports and statements produced using the Remote Access Services. State Street and its relevant licensors will not be liable to the Customer or its Authorized Designees for any direct or indirect, special, incidental, punitive or consequential damages arising out of or in any way connected with the System or the Remote Access Services, nor shall either party be responsible for delays or nonperformance under this Addendum arising out of any cause or event beyond such party’s control.

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State Street will take reasonable steps to ensure that its products (and those of its third-party suppliers) reflect the available state of the art technology to offer products that are Year 2000 compliant, including, but not limited to, century recognition of dates, calculations that correctly compute same century and multi century formulas and date values, and interface values that reflect the date issues arising between now and the next one-hundred years, and if any changes are required, State Street will make the changes to its products at no cost to you and in a commercially reasonable time frame and will require third-party suppliers to do likewise. The Customer will do likewise for its systems.

EXCEPT AS EXPRESSLY SET FORTH IN THIS ADDENDUM, STATE STREET, FOR ITSELF AND ITS RELEVANT LICENSORS, EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES CONCERNING THE SYSTEM AND THE SERVICES TO BE RENDERED HEREUNDER’, WHETHER EXPRESS OR IMPLIED INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Infringement

State Street will defend or, at our option, settle any claim or action brought against the Customer to the extent that it is based upon an assertion that access to the System or use of the Remote Access Services by the Customer under this Addendum constitutes direct infringement of any patent or copyright or misappropriation of a trade secret, provided that the Customer notifies State Street promptly in writing of any such claim or proceeding and cooperates with State Street in the defense of such claim or proceeding. Should the System or the Remote Access Services or any part thereof become, or in State Street’s opinion be likely to become, the subject of a claim of infringement or the like under any applicable patent or copyright or trade secret laws, State Stmt shall have the right, at State Street’s sole option, to (i) procure for the Customer the right to continue using the System or the Remote Access Services, (ii) replace or modify the System or the Remote Access Services so that the System or the Remote Access Services becomes noninfringing, or (iii) terminate this Addendum without further obligation.

Termination

Either party to the Custodian Agreement may terminate this Addendum (i) for any reason by giving the other party at least one-hundred and eighty (180) days’ prior written notice in the case of notice of termination by State Street to the Customer or thirty (30) days’ notice in the case of notice from the Customer to State Street of termination, or (ii) immediately for failure of the other party to comply with any material term and condition of the Addendum by giving the other party written notice of termination. This Addendum shall in any event terminate within ninety (90) days after the termination of the Custodian Agreement. In the event of termination, the Customer will return to State Street all copies of documentation and other confidential information in its possession or in the possession of its Authorized Designees. The foregoing provisions with respect to confidentiality and infringement will survive termination for a period of three (3) years.

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Miscellaneous

This Addendum and the exhibits hereto constitute the entire understanding of the parties to the Custodian Agreement with respect to access to the System and the Remote Access Services. This Addendum cannot be modified or altered except in a writing duly executed by each of State Street and the Customer and shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

By its execution of the Custodian Agreement, the Customer accepts responsibility for its and its Authorized Designees’ compliance with the terms of this Addendum.

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EXHIBIT A
to
REMOTE ACCESS SERVICES ADDENDUM TO CUSTODIAN CONTRACT

IN~SIGHTSM
System Product Description

In~SightSM provides bilateral information delivery, interoperability, and on-line access to State Street. In~SightSM allows users a single point of entry into State Street’s diverse systems and applications. Reports and data from systems such as Investment Policy MonitorSM, Multicurrency HorizonSM, Securities Lending, Performance & Analytics, and Electronic Trade Delivery can be accessed through In~SightSM. This Internet-enabled application is designed to run from a Web browser and perform across low-speed data lines or corporate high-speed backbones. In~SightSM also offers users a flexible toolset, including an ad-hoc query function, a custom graphics package, a report designer, and a scheduling capability. Data and reports offered through In~SightSM will continue to increase in direct proportion with the customer roll out, as it is viewed as the information delivery system will grow with State Street’s customers.

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State Street

Reserve Funds Trust Custody Fee Schedule

Reserve Funds

FEE SCHEDULE

FOR GLOBAL CUSTODY

October 2007

I.              CUSTODY SERVICES

Includes: Settle portfolio purchases and sales. Report buy and sell fails. Determine and collect portfolio income Make cash disbursements and report cash transactions. Monitor Corporate Actions. Provide selected portfolio transaction, position and income reports.

CUSTODY ASSET BASED FEES

BASED ON MONTHLY AVERAGE NET ASSETS OF TOTAL COMPLEX NE

NET ASSETS - complex	.15 BASIS POINTS

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II.            Special Services:

Fees for activities of a non-recurring nature such as fund consolidations or reorganizations, extraordinary security shipments and the preparation of special reports will be subject to negotiation and appropriate documentation, where applicable. These services include, but are not limited to, the following: fees for fund administration activities, self directed securities lending, linkages/feeds with third party lending agents, development of customized reports, financial reporting, and access to State Street systems.

III.           Fund of Funds Fees:

$3,000 annually per Fund of Funds.

IV.           Reimbursable Expenses:

A billing for the recovery of applicable reimbursable expenses will be made as of the end of each month. There will be a flat fee of $.50 per Domestic and Global/transaction representing Communications, SWIFT, Postage, Archives and Duplicating Changes. Reimbursable expenses include, but are not limited to the following:

•                  Wire charges (53.00 in and $4.70 out)

•                  CWP - $30 per item

•                  ACH - $ .10 per item

•                  Courier service

•                  Non-recurring legal fees

•                  Third Party Agreed Upon Procedure Letter

•                  Compliance 3$a-1 fee

•                  Third-party internal control review letter

•                  Subcustodian reimbursable charges (market fees, registration fees, stamp duties, etc.)

•                  17f-5 review

•                  Travel and lodging for Board meetings if attendance is required

V.            Terms of the Fee Schedule:

This Fee Schedule relates to the services provided pursuant to the Custodian Agreement. Notwithstanding the termination rights set forth in Section 16 of the Custodian Agreement, these fees shall be in effect for three (3) years.

VI.           Payment:

All of the above fees will be charged monthly against each fund’s custodial demand deposit account five (5) days after the invoice is mailed to the fund’s offices.

RESERVE FUNDS	STATE STREET BANK AND TRUST COMPANY

BY:	BY:

TITLE:	TITLE:

DATE:	DATE:

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Exhibit 99.(i)

Draft

[SULLIVAN & WORCESTER LLP LETTERHEAD]

November    , 2007

The Reserve Fund

1250 Broadway

New York, NY  10001

Re:  Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

You have requested our opinion, as your special Massachusetts counsel, as to certain matters of Massachusetts law relating to the organization and shares of The Reserve Fund, a trust with transferable shares (the “Trust”) established under Massachusetts law pursuant to a Declaration of Trust dated June 10, 1986, as amended to date (the “Declaration”).  We understand that our opinion is requested in connection with the filing by the Trust with the Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 89 to its Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), Registration No. 2-36429, and Post-Effective Amendment No. 59 to its Registration Statement under the Investment Company Act of 1940, as amended, Registration No. 811-2033 (collectively, the “Amendment”), relating to the shares of beneficial interest, $.001 par value, of the Trust (the “Shares”), and that you wish to file this letter with the SEC as an exhibit to the Amendment.

For purposes of rendering the opinions stated herein, we have examined and are familiar with the Declaration, and we have reviewed a draft of the Amendment which we are informed is substantially the form to be filed with the SEC, including the form of the Prospectus (the “Prospectus”) and the Statement of Additional Information to be included therein, records of the actions taken by the Trustees of the Trust to authorize the issuance and sale of the Shares, the By-laws of the Trust, as currently in effect, certificates of officers of the Trust and of public officials as to matters of fact relevant to such opinions, and such other documents and instruments, certified or otherwise identified to our satisfaction, and such questions of law and fact, as we have considered necessary or appropriate for purposes of giving such opinions.  We call to your attention that, in doing so, we have assumed the genuineness of the signatures on, and the authenticity of, all documents furnished to us, and the conformity to the originals of documents submitted to us as copies, which we have not independently verified.

Based upon and subject to the foregoing, we hereby advise you that, in our opinion, under the laws of Massachusetts:

1.	The Trust is validly existing as a trust with transferable shares of the type commonly called a Massachusetts business trust.

2.

The Trust is authorized to issue an unlimited number of shares of beneficial interest; the Shares have been duly and validly authorized by all requisite action of the Trustees of the Trust, and no action by the shareholders of the Trust is required in such connection.

3.               The Shares, when duly sold, issued and paid for as contemplated by the Prospectus, will be validly and legally issued, fully paid and nonassessable by the Trust.

With respect to the opinion expressed in paragraph 3 above, we wish to point out that the shareholders of a Massachusetts business trust may under some circumstances be subject to assessment at the instance of creditors to pay the obligations of such trust in the event that its assets are insufficient for the purpose.

This letter expresses our opinions as to the provisions of the Declaration and the laws of Massachusetts applying to business trusts generally, but does not extend to the Massachusetts Securities Act, or to federal securities or other laws.

We consent to your filing this letter with the SEC as an exhibit to the Amendment, but we do not thereby concede that we come within the class of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

SULLIVAN & WORCESTER LLP

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Exhibit 99.(j)

Form of Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

of The Reserve Fund:

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the statement of additional information.

KPMG LLP

New York, New York

November    , 2007